As Filed with the Securities and Exchange Commission on June 13, 2006


                                                     Registration No. 333-132745

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               FSM-DELAWARE, INC.
             (Exact Name of Registrant as Specified in its charter)


           Delaware                          5411                  20-4525553
  (State or jurisdiction of      (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)    Classification Code Number)    Identification)

                                 922 Highway 33
                               Building 6, Suite 1
                           Freehold, New Jersey 07728
                                 (732) 462-4700
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Richard J. Saker
                                    President
                               FSM-Delaware, Inc.
                                 922 Highway 33
                               Building 6, Suite 1
                           Freehold, New Jersey 07728
                                 (732) 462-4700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                        Copies of all communications to:

                              John A. Aiello, Esq.
                        Giordano, Halleran & Ciesla, P.C.
                               125 Half Mile Road
                                  P.O. Box 190
                          Middletown, New Jersey 07748
                                 (732) 741-3900

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement and satisfaction or waiver of all other conditions to the transactions described in the enclosed Proxy Statement/Prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

                               -------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      The information in this prospectus is not complete and may be changed. These securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell nor does it seek an offer to buy those securities, in any jurisdiction where the offer or sale is not permitted.


                   Subject to Completion, Dated June 13, 2006


Prospectus of                                                 Proxy Statement of
FSM-Delaware, Inc.                                  Foodarama Supermarkets, Inc.

              Share Exchange Proposal - Your Vote is Very Important

      The Board of Directors of Foodarama Supermarkets, Inc., a New Jersey corporation, and the Board of Directors of FSM-Delaware, Inc., a Delaware corporation and wholly owned subsidiary of Foodarama, have approved an Agreement and Plan of Share Exchange dated as of March 2, 2006. If approved by Foodarama's shareholders, the Agreement and Plan of Share Exchange will result in all of the outstanding shares of Foodarama common stock being exchanged for an equal number of shares of common stock of FSM-Delaware in a share exchange transaction. The purpose of the share exchange is to change the state of incorporation of the company that you own from New Jersey to Delaware. After the completion of the share exchange, each shareholder of Foodarama will become a stockholder of FSM-Delaware, Foodarama will become a wholly owned subsidiary of FSM-Delaware and the 988,867 shares of Foodarama common stock outstanding will be exchanged for an equal number of shares of FSM-Delaware common stock. Shares of FSM-Delaware are not listed on any stock exchange or the Nasdaq Stock Market and FSM-Delaware does not intend to seek any such listing unless the share exchange is completed under circumstances in which the going private transaction has not been completed.

      This proxy statement/prospectus is being furnished to holders of Foodarama common stock in connection with the solicitation of proxies by the Foodarama Board of Directors for use at a special meeting of shareholders to be held at Foodarama's offices at 922 Highway 33, Building 6, Suite 1, Howell, New Jersey. The purpose of the special meeting is to vote on a proposal to approve the share exchange. The share exchange is a part of a "going private transaction" that has been proposed in connection with a tender offer for Foodarama's common stock that has been made by Saker Holdings Corp., a corporation formed by a purchaser group consisting of Richard J. Saker, President and Chief Executive Officer of Foodarama, Joseph J. Saker, Chairman of Foodarama, and six other members of the Saker family. Pursuant to the tender offer, Saker Holdings Corp. is offering to acquire each outstanding share of Foodarama common stock not already owned by a member of the purchaser group for a price of $53 per share. The completion of the tender offer is conditioned upon the prior approval of the share exchange by Foodarama's shareholders.

      The share exchange involves certain risks to shareholders of Foodarama Supermarkets, Inc. See "Risk Factors" beginning on page 54.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of FSM-Delaware common stock to be issued in connection with the share exchange or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


          The date of this proxy statement/prospectus is June __, 2006

                          Foodarama Supermarkets, Inc.
                                 922 Highway 33
                               Building 6, Suite l
                           Freehold, New Jersey 07728


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JULY 19, 2006

      A special meeting of the shareholders of Foodarama Supermarkets, Inc. will be held at 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey on July 19, 2006, at 9:30 a.m., local time, for the following purposes:


1. To adopt the Agreement and Plan of Share Exchange, substantially in the form attached to this proxy statement/prospectus as Annex I, between Foodarama Supermarkets, Inc., a New Jersey corporation, and FSM-Delaware, Inc., a Delaware corporation, pursuant to which each outstanding share of common stock of Foodarama will be exchanged for one share of common stock of FSM-Delaware, Foodarama will become a wholly owned subsidiary of FSM-Delaware and all current shareholders of Foodarama will become stockholders of FSM-Delaware.

2. To transact such other business as may properly come before the special meeting.

      The Foodarama Board of Directors, after carefully considering many factors, has determined that the proposed share exchange transaction is advisable and in the best interests of Foodarama and its shareholders. We encourage you to read the Agreement and Plan of Share Exchange.

      Foodarama's Board of Directors recommends that you vote "FOR" the proposal to approve the Agreement and Plan of Share Exchange.

      All Foodarama shareholders are cordially invited to attend the special meeting. The Board of Directors of Foodarama has fixed the close of business on June 1, 2006, as the record date for determination of shareholders entitled to notice of, and to vote at, the special meeting or adjournments thereof. Shareholders of record on the record date may vote in person or by proxy.

      Your vote is very important. To ensure that your shares are represented, you should vote your proxy by completing, signing and dating the enclosed proxy card and returning it promptly in the enclosed envelope, whether or not you expect to attend the special meeting. Shareholders of record may also give their proxies by telephone or through the Internet in accordance with the instructions accompanying the proxy card. You may revoke your proxy and vote in person if you decide to attend the special meeting.

                                        By Order of the Board of Directors:


                                        JOSEPH J. SAKER, Jr.
                                        Secretary


June __, 2006

                         THIS PROXY STATEMENT/PROSPECTUS
                       INCORPORATES ADDITIONAL INFORMATION

      This proxy statement/prospectus incorporates important business and financial information about Foodarama from other documents that are not included in or delivered with this proxy statement/prospectus. Such information is included in documents filed by Foodarama with the Securities and Exchange Commission and is available to you without charge upon your written or oral request. You can obtain those documents by requesting them in writing or by telephone from Foodarama at the following address and telephone numbers:

                          Foodarama Supermarkets, Inc.
                                 922 Highway #33
                               Building 6, Suite 1
                           Freehold, New Jersey 07728
                           Attention: Michael Shapiro
                Senior Vice President and Chief Financial Officer
                                 (732) 462-4700


      These documents are available to shareholders without charge. If you wish to request documents, Foodarama must receive your written or oral request by July 12, 2006 (which is five business days before the scheduled date of the Foodarama special meeting) in order for you to receive them before the special meeting.


      See "Where You Can Find More Information" beginning on page 103.

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                        --------
SUMMARY TERM SHEET                                                          4
SPECIAL FACTORS                                                            16
RISK FACTORS                                                               55
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS                  57
SPECIAL MEETING                                                            58
INTERESTS OF CERTAIN PERSONS IN THE GOING PRIVATE TRANSACTION              61
EXPENSES OF THE GOING PRIVATE TRANSACTION                                  61
THE SHARE EXCHANGE                                                         63
THE TENDER OFFER AND SUPPORT AGREEMENT                                     66
SOURCE AND AMOUNT OF PROPOSED FINANCING                                    71
DESCRIPTION OF AUTHORIZED SHARES OF FSM-DELAWARE                           74
APPRAISAL RIGHTS                                                           76
COMPARISON OF RIGHTS OF SHAREHOLDERS                                       80
MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE SHARE EXCHANGE,
 TENDER OFFER AND MERGER                                                   90
MANAGEMENT OF FOODARAMA                                                    93
SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT           95
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS                       99
CONFLICTS OF INTEREST                                                     100
SELECTED HISTORICAL FINANCIAL INFORMATION                                 103
SUMMARY PRO FORMA FINANCIAL INFORMATION                                   104
CERTAIN PROJECTIONS OF FUTURE OPERATIONS                                  104
SHAREHOLDER PROPOSALS AND NOMINATIONS                                     108
LEGAL MATTERS                                                             108
EXPERTS                                                                   108
WHERE YOU CAN FIND MORE INFORMATION                                       109
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                           109

                               SUMMARY TERM SHEET

      This summary term sheet, which is in question and answer format, summarizes selected information contained elsewhere in this proxy statement/prospectus but may not contain all of the information that may be important to you. Foodarama urges you to read this entire proxy statement/prospectus carefully, including the appendices and the other documents that accompany this proxy statement/prospectus.

What am I being asked to vote on?

      You are being asked to vote in favor of an Agreement and Plan of Share Exchange pursuant to which your shares of Foodarama common stock will automatically become an identical number of shares of FSM-Delaware common stock. See "The Share Exchange."

Why are we proposing the share exchange?

      Saker Holdings Corp., a Delaware corporation formed by a purchaser group consisting of Richard J. Saker, President and Chief Executive Officer of Foodarama, Joseph J. Saker, Chairman of Foodarama, Joseph J. Saker, Jr., Senior Vice President-Marketing and Advertising and Secretary of Foodarama, Thomas A. Saker, Vice President of Store Operations of Foodarama, and four other members of the family of Joseph J. Saker, has commenced a tender offer for all of the outstanding shares of common stock of Foodarama not owned by members of the purchaser group at a price of $53 per share. A special committee of our Board of Directors appointed to evaluate the tender offer has recommended that shareholders accept the tender offer. One of the conditions of the tender offer is the approval of the share exchange by Foodarama's shareholders. See "Special Factors - Reasons For and Purpose of the Share Exchange."

How will the share exchange be accomplished?

      As a result of the share exchange, each currently outstanding share of Foodarama common stock will automatically become one share of FSM-Delaware common stock. This procedure will result in you becoming a stockholder in FSM-Delaware. After the share exchange, you will own an interest in FSM-Delaware. The steps in the share exchange are more fully described in "The Share Exchange -- Structure of the Share Exchange."

What are the benefits to shareholders of Foodarama of approving the share exchange?

      The share exchange is one step in a proposed "going private transaction" involving Foodarama which, if approved by shareholders, will enable you to receive $53 in cash for your shares of Foodarama common stock in the tender offer if you elect to tender your shares to Saker Holdings Corp. pursuant to the tender offer. If the share exchange is completed, FSM-Delaware will be merged with and into Saker Holdings Corp., and any Foodarama shareholder that did not tender shares in the tender offer will receive $53 per share in cash as a result of the merger, subject to their right to exercise appraisal rights under the Delaware General Corporation Law. See "Special Factors - Recommendation of the Special Committee and Fairness of the Tender Offer" and "Merger and Appraisal Rights."

Will the share exchange dilute my ownership interest?

      No. The share exchange will not immediately dilute your ownership interest. Immediately after the share exchange is completed, you will own the same percentage of FSM-Delaware common stock as you own of Foodarama common stock immediately prior to the completion of the share exchange. However, if the share exchange is approved and you tender shares of Foodarama in the tender offer, the tendered shares will be purchased by Saker Holdings Corp. upon completion of the tender offer. Any shares not tendered in the tender offer will be converted into the right to receive $53 in cash upon completion of the merger of FSM-Delaware with and into Saker Holdings Corp., subject to your right to exercise appraisal rights under Delaware law. See "Special Factors - Reasons For and Purpose of the Share Exchange" and the "Share Exchange - Automatic Conversion."

Is the tender offer supported by the Foodarama Board of Directors?

      Saker Holdings Corp. is making the tender offer directly to Foodarama's shareholders. A special committee of our Board of Directors (which we refer to as the Special Committee), consisting of the three members of the Board of Directors who are not shareholders of Saker Holdings Corp. and are otherwise independent, has determined that the price to be received pursuant to the tender offer and merger is fair from a financial point of view to unaffiliated shareholders and has recommended that unaffiliated shareholders tender their shares in the tender offer. We have prepared a Solicitation/Recommendation Statement on Schedule 14D-9 containing additional information regarding the determination and recommendation of the Special Committee, including a discussion of the opinion of William Blair & Company, LLC delivered to the Special Committee that as of March 2, 2006, based upon and subject to the assumptions, limitations and qualifications set forth therein, the price to be received in connection with the tender offer and the proposed merger, considered as a single transaction, is fair, from a financial point of view to Foodarama shareholders unaffiliated with Saker Holdings Corp. and the members of the purchaser group. An "unaffiliated shareholder" is a shareholder other than one who directly or indirectly controls, is controlled by, or is under common control with Foodarama. We and the members of the Special Committee consider all Foodarama shareholders who are not affiliated with Saker Holdings Corp. and its shareholders to be unaffiliated shareholders, since the Saker Holdings Corp. shareholders together control more than 50% of Foodarama's outstanding common stock. To the extent that certain other persons may be deemed affiliates of Foodarama, by virtue of being its directors or officers or otherwise, we and the members of the Special Committee consider the financial interests of those persons in the proposed transaction to be aligned with the financial interests of the unaffiliated shareholders. Thus, we and the Special Committee consider Blair's written opinion regarding the fairness of the consideration, from a financial point of view, to Foodarama shareholders unaffiliated with Saker Holdings Corp. and the members of the purchaser group to be, or to be functionally equivalent to, an opinion regarding the fairness of the consideration to the "unaffiliated shareholders".

      The Solicitation/Recommendation Statement is being sent to shareholders concurrently with this proxy statement/prospectus. Foodarama and Saker Holdings Corp. have entered into a Tender Offer and Support Agreement which requires Foodarama to reimburse Saker Holdings Corp. for out-of-pocket expenses incurred in connection with its proposed tender offer if

Foodarama's shareholders fail to approve the share exchange and the Tender Offer and Support Agreement is thereafter terminated. Pursuant to the Tender Offer and Support Agreement, Foodarama will be required to pay to Saker Holdings Corp. a $1,500,000 termination fee (with a credit against that fee for all reimbursed expenses) if the Special Committee withdraws its recommendation that the shareholders of Foodarama tender their shares in the tender offer and vote in favor of the share exchange and the Tender Offer and Support Agreement is thereafter terminated. See "Special Factors - Recommendation of the Special Committee and Fairness of the Tender Offer and Merger" and "Special Factors - Opinion of the Financial Advisor to the Special Committee."

How does the tender offer price compare to recent trading prices of Foodarama common stock?

      The proposed tender offer price represents a 43% premium over the closing price of $37 per share of Foodarama common stock reported by the American Stock Exchange on December 1, 2005, the last full trading day prior to the public announcement of the proposed tender offer, and a premium of 38% over the average closing price during the 30 day period prior to the public announcement of the proposed tender offer. The following table sets forth the high and low trading prices of Foodarama common stock on the American Stock Exchange during fiscal 2004, 2005 and 2006, respectively.


Fiscal 2004                                                 High          Low
-----------                                               --------      --------

First Quarter                                              $32.00        $24.05
Second Quarter                                              37.23         29.25
Third Quarter                                               48.25         36.75
Fourth Quarter                                              48.00         36.00

Fiscal 2005
-----------

First Quarter                                              $40.75        $36.50
Second Quarter                                              40.00         34.00
Third Quarter                                               35.75         31.00
Fourth Quarter                                              38.00         32.00

Fiscal 2006
-----------

First Quarter                                              $56.50        $37.00
-------------
Second Quarter (through June 9, 2006)                       57.00         50.99

      On June 9, 2006, the closing price of Foodarama common stock on the American Stock Exchange was $52.00 per share. See "Special Factors - Position of Saker Holdings Corp. and the Purchaser Group Regarding the Fairness of the Tender Offer and the Merger."


What are the principal advantages to Foodarama shareholders and Foodarama of the going private transaction?

      The principal advantages of the tender offer, the share exchange and the merger to Foodarama shareholders are:

      o shareholders will have immediate liquidity for their shares of Foodarama common stock at a premium to trading prices prior to the public announcement of our interest in taking Foodarama private;

      o shareholders will not have to bear the risk of any decline in the value of Foodarama.

      The principal advantages of the tender offer, the share exchange and the merger to Foodarama are:

      o the elimination of the additional costs and expenses, as well as the management and other tasks, resulting from Foodarama's public company status, including, for example, elimination of:

            o independent accounting firm fees for audit services and legal fees associated with filing quarterly, annual or other periodic reports with the SEC;

            o the expense of publishing and distributing annual reports and proxy statements to shareholders;

            o the increased costs resulting from the enactment of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the SEC thereunder; and

            o the dedication of time and resources by Foodarama management and its Board of Directors necessary to prepare required securities filings, respond to shareholder inquiries and maintain shareholder relations.

      See "Special Factors - Reasons For and Purpose of the Going Private Transaction," "Special Factors - Recommendation of the Special Committee and Fairness of the Tender Offer and Merger" and "Special Factors - Position of Saker Holdings Corp. and the Purchaser Group Regarding the Fairness of the Tender Offer and the Merger."

What are the principal disadvantages to Foodarama shareholders and Foodarama of the going private transaction?

      The principal disadvantages of the tender offer, the share exchange and the merger to Foodarama shareholders are:

      o shareholders will no longer have the opportunity to participate in any future earnings, profits and growth of Foodarama and will not have the right to vote on corporate matters relating to Foodarama;

      o Foodarama common stock will cease to be quoted on the American Stock Exchange, which would result in the absence of a public trading market for Foodarama shares;

      o Foodarama will cause its shares to be terminated from registration under the Securities Exchange Act of 1934, which could adversely affect the market for the shares, will reduce the amount of public information available concerning Foodarama, and will cause the Foodarama shares to no longer be eligible for quotation on the American Stock Exchange or for continued inclusion on the Federal Reserve Board's list of "margin securities."

      The principal disadvantages of the tender offer, the share exchange and the merger to Foodarama are:

      o     Foodarama may lose access to future capital; and

      o Foodarama may not be able to use its securities as acquisition consideration.

What are the interests of Saker Holdings Corp., the members of the purchaser group and the current officers and directors of Foodarama in the tender offer, the share exchange and the merger?

      The interests of Saker Holdings Corp. and the members of the purchaser group in the tender offer, the share exchange and the merger are:

      o if the tender offer, the share exchange and the merger are completed, the members of the purchaser group will own, through their 100% ownership interest in Saker Holdings Corp., a 100% interest in the net book value and net earnings of Foodarama and will benefit from any increase in the value of Foodarama as well as bear the burden of any decrease in the value of Foodarama;

      o     The purchaser group will have the complete power to control
            Foodarama;

      o Members of the purchaser group and their families are expected to tender an aggregate of 31,272 shares of common stock in the tender offer and will receive the tender offer price of $53 per share for those shares; and

      o five members of the purchaser group, namely, Joseph J. Saker, Richard J. Saker, Joseph J. Saker, Jr., Thomas A. Saker and Nadine Saker Mockler, will serve as directors of Foodarama following the merger. Joseph J. Saker and Richard J. Saker currently serve on the Board of Directors of Foodarama.

      The interests of the current officers and directors of Foodarama in the tender offer, share exchange and merger are:

      o the current officers of Foodarama will remain as the officers of Foodarama following completion of the tender offer, the share exchange and the merger; and

      o the vesting period of options to acquire 2,500 shares of Foodarama common stock owned by Richard J. Saker, President and Chief Executive Officer of Foodarama, has been accelerated as a result of the tender offer.

      See "Interests of Certain Persons in the Going Private Transaction" and "Security Ownership of Certain Beneficial Owners and Management."

Will Foodarama shareholders be taxed as a result of the share exchange?

      Shareholders of Foodarama will not recognize any gain or loss for U.S. federal income tax purposes as a result of the share exchange; however, your receipt of cash for shares of Foodarama in the tender offer or your receipt of cash for shares of FSM-Delaware in the merger of FSM-Delaware with and into Saker Holdings Corp. will be a taxable transaction for U.S. federal income tax purposes. Because individual circumstances may differ, you should consult your own tax advisor to determine the tax impact of the tender offer, share exchange and merger on you, including the effect of state, local and other tax laws. See "Material Federal Income Tax Consequences of the Share Exchange, Tender Offer and Merger."

Has the Internal Revenue Service rendered an opinion on the share exchange or the related "going private" transaction?

      No. We are not requesting any ruling from the Internal Revenue Service. See "Material Federal Income Tax Consequences of the Share Exchange, Tender Offer and Merger."

When do you expect to complete the tender offer, share exchange and merger?


      We hope to complete the share exchange immediately after the consummation of the tender offer, and the merger of FSM-Delaware with and into Saker Holdings Corp. immediately after the completion of the share exchange. The tender offer is currently scheduled to expire on July 19, 2006. As a result, we expect to complete the share exchange and merger on or about July 21, 2006. However, Saker Holdings Corp. may extend the tender offer under certain circumstances and is required to extend the tender offer upon Foodarama's request under certain other circumstances. As a result, we can give no assurance that the tender offer and share exchange will be completed on July 21, 2006. The consummation of the tender offer is subject to numerous conditions, including:


      o     the approval of the share exchange by the Foodarama shareholders;

      o there being validly tendered and not withdrawn sufficient shares of Foodarama common stock so that Saker Holdings Corp. and its affiliates would own at least 90% of Foodarama's outstanding shares after completing the tender offer;

      o the Special Committee not having modified or withdrawn its recommendation of the tender offer;

      o     the receipt of financing by Saker Holdings Corp.; and

      o     the consent of Wakefern Food Corporation.

      Wakefern Food Corporation has advised Saker Holdings Corp. and Foodarama that it will grant its consent to the going private transaction subject to certain conditions, including being granted the right to designate a member of the Board of Directors of each of Saker Holdings Corp. and Foodarama after the completion of the going private transaction and the right to control those Boards under certain circumstances, the right to cure defaults under the loan agreements to which Saker Holdings Corp. and Foodarama will be subject after the completion of the going private transaction and being granted certain subordinate liens on the assets of Foodarama and Saker Holdings Corp. We anticipate that arrangements will be made to satisfy these conditions and Wakefern will grant its consent. See "Special Factors - Effect of Wakefern Agreement" and "The Tender Offer and Support Agreement."

Has Saker Holdings Corp. made any arrangements to obtain financing for the going private transaction?

      Saker Holdings Corp. has obtained a financing commitment from GMAC Commercial Finance LLC, one of Foodarama's existing lenders, to provide an up to $40 million revolving credit facility; a $35 million term loan; and a $30 million term loan. The $30 million term loan will be used to fund the going private transaction. The other loans will be used to refinance Foodarama's existing indebtedness. See "Source and Amount of Proposed Financing."

Are there any federal or state regulatory requirements that must be complied with or approvals that must be obtained in connection with the share exchange?

      No. There are no federal or state regulatory requirements or approvals that must be complied with or obtained in order to complete the share exchange.

Who are the parties to the Agreement and Plan of Share Exchange?

      The parties to the Agreement and Plan of Share Exchange are Foodarama Supermarkets, Inc., a New Jersey corporation, and FSM-Delaware, Inc., a Delaware corporation.

      Foodarama, incorporated in 1958, operates a chain of 26 supermarkets located in Central New Jersey, as well as two liquor stores and one garden center, all licensed as ShopRite. Foodarama also operates a central food processing facility to supply its stores with certain meat products, various prepared salads, prepared foods and other items and a central baking facility which supplies its stores with bakery products. Foodarama is a member of Wakefern Food Corporation, a retailer-owned food cooperative warehouse in the United States and owner of the ShopRite name. Foodarama's headquarters are located at 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728 and its telephone number is (732) 462-4700.

      FSM-Delaware, a newly formed Delaware corporation, is a wholly owned subsidiary of Foodarama that has no significant assets or capitalization and has not engaged in any business or other activities other than in connection with its formation and the transactions referred to in this proxy statement/prospectus. FSM-Delaware's headquarters are located at 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728 and its telephone number is
(732) 462-4700.

Will the share exchange be completed if the tender offer is not completed?

      If the tender offer is not completed but the share exchange is approved by Foodarama's shareholders, the Foodarama Board of Directors will have the discretion to determine whether or not to implement the share exchange. The Board must make its decision within 30 days after the Tender Offer and Support Agreement is terminated. The Foodarama Board of Directors has not yet made a decision as to whether the share exchange will be implemented if the tender offer is not completed. In making its decision, the Board will likely consider:

      o whether Saker Holdings Corp. is interested in pursuing a long-form merger or similar transaction with Foodarama;

      o the number of shares of Foodarama common stock tendered in the tender offer; and

      o the ability to obtain financing for a long-form merger or similar transaction.

      The Board might also consider completing the share exchange in order to remove obstacles imposed by the New Jersey Shareholder Protection Act on Foodarama's ability to participate in business combinations with 10% shareholders which the Board may consider to be in the best interests of Foodarama's shareholders. No such transactions, other than the tender offer, share exchange and merger, are being considered at this time.

Will I be able to trade my shares during the time between the date of this proxy statement/prospectus and the effective time of the share exchange?

      Yes. You will be able to trade your shares during the time between the date of this proxy statement/prospectus and the effective time of the share exchange. However, upon consummation of the share exchange, Foodarama common stock will be delisted from the American Stock Exchange and we do not expect there to be a market for the shares of FSM-Delaware common stock for which the Foodarama common stock will be exchanged.

What are the plans for Foodarama following the share exchange?

      Both New Jersey and Delaware law provides for a "short-form" merger whereby a corporation that owns 90% or more of the outstanding stock of another corporation may merge the two entities without obtaining shareholder consent. If Foodarama completes the share exchange and Saker Holdings Corp. completes the tender offer after acquiring a sufficient number of shares such that it owns at least 90% of Foodarama's outstanding shares, Saker Holdings Corp. will effect a short-form merger of FSM-Delaware with and into Saker Holdings Corp. and each outstanding share of FSM-Delaware common stock will be converted into the right to receive $53 in cash in the merger, subject to appraisal rights under Delaware law. The merger would eliminate the equity interest in FSM-Delaware of any former Foodarama shareholder that did not participate in the tender offer. As a result of the consummation of the tender offer, the share exchange and the merger, Foodarama will be wholly owned by Saker Holdings Corp., which will be wholly owned by members of the Saker family. Saker Holdings Corp. does not contemplate any material changes in the day to day management and operation of the business of Foodarama.

      The purchaser group that formed Saker Holdings Corp. has advised Foodarama that if it completes the tender offer under circumstances in which it owns less than 90% of Foodarama's outstanding shares after the closing of the tender offer, it may, among other things:

      o engage in open market or privately negotiated purchases of Foodarama shares and/or exercise options held by members of the purchaser group to increase its aggregate ownership to at least 90% of Foodarama's then outstanding shares of common stock and then effect a "short-form" merger of FSM-Delaware into Saker Holdings Corp. after the completion of the share exchange; or

      o propose that Saker Holdings Corp. and FSM-Delaware, after the completion of the share exchange, enter into a merger agreement to effect a "long-form" merger, which would require the approval of FSM-Delaware's Board of Directors and the approval of FSM-Delaware's stockholders.

      In addition, if there are fewer than 300 holders of Foodarama common stock, or if Foodarama is unable to comply with another requirement for continued listing on the American Stock Exchange as a result of the purchase of tendered shares pursuant to the tender offer, Foodarama's common stock may be delisted from the American Stock Exchange and deregistered from the reporting obligations of the Securities Exchange Act of 1934. Further, any shares of FSM-Delaware issued in exchange for shares of Foodarama common stock pursuant to the share exchange would not likely be listed for public trading on any stock exchange or subject to quotation on any quotation system. Moreover, if FSM-Delaware has fewer than 300 stockholders, it will not be required to file reports under the Securities Exchange Act of 1934.

Why is a share exchange with a Delaware corporation included in the series of transactions?

      The purchaser group and their advisers chose this structure because the New Jersey Shareholders Protection Act could be construed as prohibiting a merger of Saker Holdings Corp. with and into Foodarama. See "The Share Exchange
- Reasons for and Purpose of the Share Exchange" beginning on page 17 and "Comparison of Rights of Shareholders - Comparison of Shareholders' Rights under New Jersey Law and Delaware Law - New Jersey Shareholders Protection Act" beginning on page 84 for a more complete discussion of the reasons for this structure and for a more complete description of the New Jersey Shareholders Protection Act, respectively. In addition, Delaware was chosen as the state of incorporation for Saker Holdings Corp., which will own all of the outstanding stock of Foodarama upon completion of the merger, for its political stability, legal framework and business-friendly environment.

Will I have the ability to assert dissenter rights with respect to my shares?

      You will not have the right to exercise dissenter rights with respect to your Foodarama shares under New Jersey law in connection with the share exchange. If you do not tender your Foodarama shares in the tender offer and each of the share exchange and proposed merger is consummated, you will have a statutory right to demand payment of the fair value of your shares of FSM-Delaware plus accrued interest, if any, from the date of the merger in accordance with the Delaware General Corporation Law. The value received upon exercise of appraisal rights may be more than, less than or the same as the cash consideration paid in the tender offer and merger. See "Appraisal Rights."

What vote is required to approve the share exchange?

      In order to have a quorum, the holders of record of the shares entitled to cast a majority of the votes represented by Foodarama's outstanding common stock must be represented in person or by proxy at the special meeting. The affirmative vote of at least two-thirds of the votes cast by holders of shares present in person or represented by proxy at the special meeting and entitled to vote as of the record date is required to approve the share exchange. Abstentions will be counted as "shares present" at the special meeting for the purposes of determining whether a quorum exists. However, since abstentions are not votes cast in favor of or against the share exchange, they will not affect the outcome of the vote. Proxies submitted by brokers that do not indicate a vote because brokers do not have discretionary voting authority and have not received instructions as to how to vote (so-called "broker non-votes") also will be considered "shares present" but not affect the outcome of any vote. All of the executive officers and directors of Foodarama and all of the members of the purchaser group have indicated that they intend to vote in favor of the share exchange. Together, these individuals own or are entitled to vote approximately 52% of the outstanding Foodarama common stock. See the "Share Exchange - Required Vote for the Share Exchange."

How do I vote if my shares are registered in my name?


      You may vote in three different ways. You may vote by marking, signing, dating and mailing your proxy card in the enclosed postage-prepaid envelope. Alternatively, you can provide your proxy instructions via the toll free call center set up for this purpose at (800) 776-9437. Finally, you can provide your proxy instructions via the Internet www.voteproxy.com. Telephone and Internet proxies must be used in conjunction with, and will be subject to, the information and terms contained on the proxy card. Similar procedures may also be available to shareholders who hold their shares through a broker, nominee, fiduciary or other custodian.


      Please vote as soon as possible even if you currently plan to attend the special meeting in person, so that your shares may be represented and voted at the special meeting. See "Special Meeting - Voting Your Shares."

How do I vote if my broker holds my shares in "street name?"

      You should follow the voting instructions provided by your broker. See "Special Meeting - Voting Your Shares" and "Special Meeting - How Proxies are Counted."

Will my broker automatically vote my "street name" shares for me?

      No. If you fail to instruct your broker on how to vote your "street name" shares, your broker will not be permitted to vote your shares. You should instruct your broker on how to vote your shares by following the instructions provided by your broker. See "Special Meeting - How Proxies are Counted."

What do I do if I want to change my vote?

      There are three ways in which you may revoke your proxy and change your vote:

1. You may send a written notice to our Information Agent, Mackenzie Partners, Inc., stating that you would like to revoke your proxy; this notice must be received prior to the special meeting;

2. You may complete and submit a new, later-dated proxy by any of the methods described above; the latest dated proxy actually received by Foodarama prior to the special meeting will be the one that is counted, and all earlier proxies will be revoked; or

3. You may attend the special meeting and vote in person; however, simply attending the special meeting will not revoke your proxy.

      If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from that person to change or revoke your proxy. See "Special Meeting - Changing Your Vote by Revoking Your Proxy."

Do I have to exchange my stock certificate(s)?

      No. After the share exchange is completed, your stock certificate(s) will automatically represent the same number of shares of FSM-Delaware common stock. See the "Share Exchange - Automatic Conversion."

Whom do I contact with further questions?

      You should contact:

Foodarama:

         Foodarama Supermarkets, Inc.
         922 Highway 33
         Building 6, Suite l
         Freehold, New Jersey 07728
         (732) 462-4700
         Attn:  Michael Shapiro, Senior Vice President,
                Treasurer and Chief Financial Officer

The Information Agent and Proxy Solicitor:

         Mackenzie Partners, Inc.
         105 Madison Avenue
         New York, New York  10016
         (212) 929-5500 (Call Collect)
                       or
         Call Toll Free (800) 327-2885
         Email:  proxy@mackenziepartners.com

                                 SPECIAL FACTORS

Parties to the Share Exchange

      Foodarama Supermarkets, Inc.

      Foodarama Supermarkets, Inc., incorporated in 1958, operates a chain of 26 supermarkets located in Central New Jersey, as well as two liquor stores and one garden center, all licensed as

ShopRite. Foodarama also operates a central food processing facility to supply its stores with certain meat products, various prepared salads, prepared foods and other items and a central baking facility which supplies its stores with bakery products. Foodarama is a member of Wakefern Food Corporation, a retailer-owned food cooperative warehouse in the United States and owner of the ShopRite name.

      FSM-Delaware, Inc.

      FSM-Delaware, Inc. is a newly-formed Delaware company and is currently wholly-owned by Foodarama. FSM-Delaware has no significant assets or capitalization and has not engaged in any business or other activities other than those in connection with its formation.

Structure of the Share Exchange

      Foodarama's Board of Directors has approved, and recommends that you adopt, the Agreement and Plan of Share Exchange that effectively changes the domicile of the corporation that you own from New Jersey to Delaware. The terms of the share exchange are set forth in the Agreement and Plan of Share Exchange attached as Annex I to this proxy statement/prospectus. At the effective time of the share exchange:

      o Each outstanding share of Foodarama common stock will automatically be converted into one share of common stock of FSM-Delaware.

      o Each outstanding share of FSM-Delaware held by Foodarama will be canceled.

      The share exchange will become effective at the time that a Certificate of Exchange is accepted for filing by the New Jersey Division of Revenue. At that time, Foodarama common stock will be delisted from the American Stock Exchange and deregistered under the Securities Exchange Act of 1934 and Foodarama will continue as a wholly owned subsidiary of FSM-Delaware.

Reasons for and Purpose of the Share Exchange

      The purpose of the share exchange is to change the jurisdiction of incorporation of the corporation owned by shareholders of Foodarama from New Jersey to Delaware and thereby facilitate the proposed merger with Saker Holdings Corp.

      On December 1, 2005, the purchaser group that formed Saker Holdings Corp. announced that it proposed to commence a tender offer for all of the outstanding shares of Foodarama common stock not owned by members of the purchaser group at a price of $52 per share. In February 2006, Saker Holdings Corp. increased the price it was willing to offer to holders of Foodarama common stock to $53 per share. One of the conditions to the completion of the tender offer is the approval of the share exchange by the shareholders of Foodarama. A Special Committee of the Foodarama Board of Directors has recommended that shareholders of Foodarama tender shares in the tender offer and vote in favor of the proposal to approve the Agreement and Plan of Share Exchange.

      Saker Holdings Corp. has announced that following the completion of the tender offer and the share exchange, it plans to effect a merger pursuant to which each outstanding share of FSM-Delaware common stock will be converted into the right to receive $53 in cash, subject to the rights of FSM-Delaware stockholders to exercise appraisal rights under Delaware law. The purpose of the merger would be for Saker Holdings Corp. to acquire the equity interests in FSM-Delaware held by any former Foodarama shareholder that does not participate in the tender offer.

      The purchaser group considered the possibility of acquiring the equity interests of those Foodarama shareholders that do not tender their shares in the tender offer through a merger of Foodarama into Saker Holdings Corp. without effecting the share exchange; however, certain provisions of the New Jersey Shareholder Protection Act could be construed as prohibiting a merger between Saker Holdings Corp. and Foodarama. The Act generally prohibits a resident domestic corporation from engaging in a "business combination" with an interested stockholder for a period of five years following the interested stockholder's "stock acquisition date" unless the business combination is approved by the board of directors prior to the stock acquisition date. A "business combination" includes, among other things, any merger or consolidation of the resident business corporation or any of its subsidiaries with the interested stockholder or with an entity affiliated or associated with the interested stockholder. The "stock acquisition date" generally is the date on which the interested stockholder first acquired a direct or indirect 10% beneficial ownership interest in the company.

      By their terms, the prohibitions in the Shareholders Protection Act do not apply to any business combination with an interested stockholder if the corporation was not listed on a national securities exchange at the time of the interested stockholder's stock acquisition date. Joseph Saker, a member of the purchaser group, became the beneficial owner of more than 10% of the Foodarama common stock prior to that stock being listed on the American Stock Exchange. However, Richard Saker, another member of the purchaser group, acquired his 10% beneficial ownership in 2002, after the stock was listed.

      It is possible that the Act could be construed to prohibit a merger between Foodarama and an entity controlled by both Joseph and Richard Saker, even though a merger with an entity controlled by Joseph Saker, but not by Richard Saker, would be excluded from the Act's coverage. However, while a merger is among the identified "business combinations" covered by the Act, a share exchange with an entity controlled by an interested stockholder is not prohibited by the Act. Therefore, Saker Holdings Corp. has conditioned the tender offer on the prior approval by the shareholders of Foodarama of the share exchange, so that the jurisdiction of the corporation owned by shareholders who do not tender shares in the tender offer is changed from New Jersey to Delaware. Inasmuch as the proposed merger will be between Saker Holdings Corp., a Delaware corporation, and FSM-Delaware, a Delaware corporation, the New Jersey Shareholder Protection Act will not prohibit the merger.

Reasons for and Purpose of the Going Private Transaction

      The purpose of the tender offer, the share exchange and the merger is for Saker Holdings Corp. and the members of the purchaser group to increase their beneficial ownership of the outstanding shares of Foodarama common stock to 100% from their current level of approximately 55%. The purchaser group formed Saker Holdings Corp. for the purpose of acquiring the shares they did not already own. Members of the purchaser group and their families are expected to tender approximately 31,272 shares pursuant to the tender offer for an aggregate tender offer price of $1,657,416. No other cash will be paid for shares beneficially owned by the purchaser group. Upon successful completion of the tender offer, the members of the purchaser group, along with other shareholders of Foodarama whose shares were not tendered and accepted, will receive one share of common stock of FSM-Delaware in exchange for each share of Foodarama common stock as a result of the share exchange. Upon completion of the share exchange, Saker Holdings Corp. will merge FSM-Delaware with and into Saker Holdings Corp. with Saker Holdings Corp. being the surviving corporation. The going private transaction has been structured as a cash tender offer followed by the share exchange and merger in order to effect a prompt and orderly transfer of ownership of Foodarama from the public shareholders to Saker Holdings Corp. and provide shareholders with cash for all of their shares as quickly as possible.

      The members of the purchaser group decided to pursue the going private transaction at this time because, as significant owners of Foodarama common stock, they believe that the anticipated costs of remaining a public company far exceed any resulting benefits. Foodarama's business is characterized by relatively narrow profit margins in its core business and its earnings depend significantly on its ability to minimize costs and increase revenues through adding new stores. As a result, any condition that causes an increase in the costs of operations may materially and adversely affect Foodarama's financial performance. The purchaser group's pro rata share of the public company costs for fiscal 2005 was approximately $356,380, reflecting a total cost of approximately $692,000. These are ongoing expenses as long as Foodarama remains public. In the view of the members of the purchaser group, this is the equivalent of paying $0.70 per share per year as a (pretax) fee to remain public (which is determined by dividing $692,000 in estimated annual public company costs by 988,867 shares outstanding). $692,000 represents approximately 44% of Foodarama's fiscal 2005 pre-tax income. Accordingly, in light of Foodarama's need to focus on public company costs, the ultimate impact of such costs on Foodarama's market performance and the limited benefits to Foodarama and its shareholders of being a public company, the purchaser group and Saker Holdings Corp. considered the following factors:

      o The elimination of costs associated with being a public company (such as independent accounting firm fees for audit services and legal fees associated with filing quarterly, annual or other periodic reports with the SEC, the expense of publishing and distributing annual reports and proxy statements to shareholders, and the increased costs anticipated as a result of the enactment of Sarbanes-Oxley and the rules promulgated by the SEC thereunder);

      o The elimination of the additional burdens on management associated with public reporting and other tasks resulting from Foodarama's public company status, including, for example, the dedication of time and resources by Foodarama management and board of directors necessary to prepare periodic reports under the Securities Exchange Act of 1934 and maintain shareholder and public relations;

      o The relatively low volume of trading in the Foodarama common stock (the average daily trading volume for the twelve month period ended November 30, 2005, was 251 shares), and the determination that the consummation of the tender offer and the merger would result in immediate liquidity at a premium to recent trading prices for unaffiliated shareholders;

      o Public capital market trends adversely affecting companies of similar size to Foodarama, including anecdotal evidence of the difficulties faced by some small companies with small amounts of publicly owned shares in connection with (i) issuing additional stock as a means of raising capital; and (ii) gaining greater market acceptance and analyst coverage;

      o The lack of appeal of Foodarama common stock as a form of currency for potential acquisitions, as compared to widely held and actively traded securities; and

      o The financial impediment imposed by the Wakefern Food Corporation Stockholders' Agreement on Foodarama's ability to complete a sale of Foodarama to an independent third party.

      Saker Holdings Corp. and the members of the purchaser group considered the potential benefits in the form of costs savings and reduction of management time that could be realized upon ceasing to be a publicly held company and noted that a prompt move to private company status could save Foodarama certain accounting and related costs which would otherwise have to be incurred in order to comply with the requirements of Sarbanes-Oxley and various rules promulgated by the SEC thereunder. In light of Foodarama's operating performance, eliminating or avoiding such costs would be of immediate value.

      Saker Holdings Corp. and the purchaser group also considered that the limited trading volume in Foodarama common stock was unlikely to improve significantly in the future because of the lack of "public float" and analyst coverage and believed the consummation of the going private transaction would result in immediate liquidity for unaffiliated shareholders at a premium to trading prices of the Foodarama shares prior to the announcement of Saker Holdings Corp.'s and the purchaser group's interest in pursuing the transaction. In light of these factors, Saker Holdings Corp. and the purchaser group believe that it is in the best interest of Foodarama and its shareholders to effect the tender offer, the share exchange and the merger at this time.

      Saker Holdings Corp. and the members of the purchaser group also considered the following factors, each of which they considered to be negative, in their deliberations concerning whether to effect the tender offer and the merger at this time:

      o Following the successful completion of the tender offer, the share exchange and the merger, Foodarama shareholders (other than the members of the purchaser group) would cease to have the opportunity to participate in the future earnings or growth, if any, of Foodarama or to benefit from increases, if any, in the value of their holdings in Foodarama.

      o The financial interests of Saker Holdings Corp. and the members of the purchaser group with regard to the tender offer price are adverse to the financial interests of the shareholders being asked to tender their Foodarama shares.

      In determining to structure the transaction as a tender offer followed by a share exchange and a short-form merger, as opposed to a long-form merger, the purchaser group also considered the following:

      o in the tender offer, each unaffiliated shareholder would individually determine whether to accept cash in exchange for his, her or its Foodarama shares;

      o unless a majority of the outstanding shares, excluding the shares beneficially owned by the purchaser group, are validly tendered and not withdrawn, Saker Holdings Corp. would not be required to purchase any shares in the tender offer;

      o unless the number of Foodarama shares necessary to satisfy the minimum tender condition is validly tendered and not withdrawn, Saker Holdings Corp. would not be required to purchase any shares in the tender offer;

      o Saker Holdings Corp.'s promise to effect the merger, providing to shareholders the same consideration as in the tender offer, promptly if each of the share exchange and the minimum tender condition is satisfied;

      o a tender offer followed by a share exchange and short-form merger would permit Saker Holdings Corp. to acquire the remaining minority interest in Foodarama on an expeditious basis and provide the unaffiliated shareholders with a prompt opportunity to receive cash in exchange for their Foodarama shares; and

      o unaffiliated shareholders who do not tender their Foodarama shares in the tender offer could preserve their appraisal rights in the merger under the Delaware General Corporation Law.

      After reviewing the various structures for acquiring the minority shareholder interest in Foodarama, including the alternative method of acquiring such interest through a long-form or short-form merger of Foodarama with and into Saker Holdings Corp., Saker Holdings Corp. and the purchaser group decided to structure the transaction as a tender offer for all of the shares of Foodarama not already owned by the purchaser group, to be followed by a share exchange and short-form merger, subject to, among other conditions, the minimum tender condition, the share exchange condition and the majority of the minority condition.

Background of the Share Exchange and Tender Offer

      At various times in recent years, Richard J. Saker, Foodarama's Chief Executive Officer and President, and Joseph J. Saker, Foodarama's Chairman of the Board, have discussed informally between themselves, and with certain members of Foodarama management, the merits of a going private transaction involving Foodarama. The factors that prompted these discussions were:

      o     the lack of liquidity of Foodarama's common stock, due primarily to:

            o     the small market capitalization of Foodarama;

            o the ownership of a majority of Foodarama's common stock by members of the Saker family and their affiliates;

            o     the small size of the "public float;"

            o     the low trading volume of Foodarama's common stock; and

            o the limited institutional following of Foodarama's common stock and the lack of research attention being given to Foodarama by market analysts;

      o the likelihood that Foodarama's common stock would remain relatively illiquid in the future;

      o the significant and increasing cost of operating Foodarama as a public company; and

      o The fact that Richard Saker, Joseph Saker and certain other members of the Saker family, as required by Wakefern, have personally guaranteed all of Foodarama's obligations to Wakefern, despite the fact that they own only approximately 51% of Foodarama's outstanding common stock.

      These discussions intensified commencing in late 2002 as certain members of the purchaser group became aware of the additional expenses that would be associated with Foodarama continuing to be a publicly-traded company and the additional burdens that would be placed on management and the board of directors as a result of the Sarbanes-Oxley Act of 2002, as amended, and various rules promulgated by the SEC thereunder.

      With the passage of the Sarbanes-Oxley Act of 2002, Foodarama encountered significant and continuing increases in the cost of maintaining its status as a public company, both through increased compliance costs as well as the diversion of management time, energy and resources for compliance. For many years, Foodarama's stock has suffered from low trading volume, limited interest from institutional buyers, and a lack of research coverage. The average trading volume for the twelve months ended November 30, 2005 was 242 shares per day and for the five years ended November 30, 2005 was 478 shares per day. For these two respective periods, there were no shares of Foodarama common stock traded for 166 days (65.4% of potential trading days) and 705 days (56.1% of potential trading days). During the five years ended November

30, 2005, Foodarama had only two significant institutional investors whose reported holdings, taken together, never exceeded 14% of Foodarama's outstanding stock at any one time. Management is not aware of any meaningful analyst coverage of Foodarama in recent years.

      On December 13, 2004, Richard Saker, Michael Shapiro, Foodarama's Chief Financial Officer, and Thomas H. Flynn, Foodarama's Vice President of Accounting, met with representatives of Conway Del Genio, Gries & Co., LLC, a financial advisory firm, to discuss the possibility of a going private transaction. Subsequently, Mr. Saker and certain other members of the Saker family engaged Conway Del Genio to advise them with respect to a possible going private transaction. The Saker family retained Conway Del Genio based upon its experience and expertise. Conway Del Genio is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, providing restructuring services and acting as a financial advisor in acquisitions and sales of businesses. During the two years prior to its engagement, there had been no prior material relationship between Conway Del Genio on the one hand and either the purchaser group or Foodarama on the other hand.

      Between March 2005 and April 2005, Richard Saker began to discuss with other members of the Saker family the possibility of a transaction in which they would purchase all of the outstanding equity securities of Foodarama. These discussions were focused on the limited benefits to Foodarama and its shareholders of being a public company, including the lack of liquidity of Foodarama's common stock, the costs of operating Foodarama as a public company and the fact that members of the Saker family had been required by Wakefern to personally guarantee all of Foodarama's obligations to Wakefern despite the fact that members of the Saker family collectively owned only 51% of Foodarama's outstanding common stock.

      On March 3, 2005, Mr. Shapiro and Mr. Flynn met with representatives of GMAC Commercial Finance LLC, one of Foodarama's lenders, to discuss the possibility of GMAC participating in the financing of a going private transaction involving Foodarama and the debt capacity available to support the financing of a potential going private transaction. Mr. Shapiro and Richard Saker attended additional meetings with GMAC and potential participants in the financing on March 10, April 8 and April 27, 2005. From time to time from April 27, 2005 through August 11, 2005, Mr. Shapiro and Mr. Flynn discussed matters related to the financing of the potential going private transaction with representatives of GMAC, including matters related to the structure of the loan transaction, borrowing availability, the capital structure and projected operating results of Foodarama after giving effect to the going private transaction and the possibility of other lenders participating in the financing.

      On April 22, 2005, Mr. Shapiro and Mr. Flynn, with representatives of the law firm of Giordano Halleran & Ciesla, P.C., counsel to Foodarama, met with representatives of Conway Del Genio to discuss the financial analysis and the steps that may be involved in effecting a going private transaction.

      On or about May 18, 2005, representatives of GMAC advised Richard Saker and Mr. Shapiro that they believed that GMAC would be willing to finance a portion of a going private transaction and would solicit interest from other potential lenders. On August 11, 2005, GMAC provided a proposal letter to the purchaser group outlining basic loan terms.

      On September 13, 2005, Richard Saker, Mr. Shapiro, Mr. Flynn and representatives of Giordano, Halleran & Ciesla met with representatives of Conway Del Genio to discuss matters related to the potential going private transaction, including the structure of the transaction, a possible offer price for the Foodarama shares and the factors that Conway Del Genio had reviewed in connection with its analysis of a possible offer price, including historical trading prices, premiums paid in similar transactions and a discounted cash flow analysis. Conway Del Genio verbally advised that it believed the offer price should be within a range of $35 to $45 but did not provide any written report, opinion or appraisal with respect to its analysis. After considering alternative structures, such as a long-form merger, and discussing existing legal precedent related to going private transactions, the group tentatively concluded that it would be preferable to structure a transaction so that the acquiring entity would own at least 90% of Foodarama's outstanding common stock upon completion of an initial tender offer. The group noted that this result could be achieved only with the cooperation of Arthur Abbey, the holder of approximately 12% of Foodarama's outstanding common stock.

      On October 28, 2005, representatives of Conway Del Genio and Giordano, Halleran & Ciesla met with Mr. Abbey. Mr. Abbey advised that he had no compelling reason to sell his interest in Foodarama but that he would be inclined to sell his shares of Foodarama common stock to the Saker family if an acceptable price was proposed to him.

      In a telephone call on October 31, 2005, representatives of Conway Del Genio suggested a possible purchase price of $41 per share to Mr. Abbey, who expressed his unwillingness to sell his shares at that price. Between October 31, 2005 and November 18, 2005, representatives of Conway Del Genio and Mr. Abbey participated in several telephone calls in which this subject was further discussed. On November 18, 2005, Mr. Abbey advised that he would be willing to sell his Foodarama shares for $52 per share if an offer was presented to him.

      On or about November 17, 2005, Richard Saker met with representatives of Wakefern to advise them of the proposed going private transaction and discuss Wakefern's views on the potential change in ownership of Foodarama that would result from the completion of the proposed transaction in light of the restrictions contained in the Stockholders' Agreement among Wakefern and its shareholders. The Wakefern Stockholders' Agreement provides, among other things, that notice be given to Wakefern in the event of a merger or change of control of a Wakefern member and that the member make a "withdrawal payment" unless the successor in the merger or change of control is a "qualified successor." To be deemed a "qualified successor," the successor must, among other things, be considered a financially sound company, as determined by the board of directors of Wakefern. The Wakefern representatives indicated to Mr. Saker that they would not view the going private transaction as a change of control of Foodarama in light of the purchaser group's control of over 51% of Foodarama common stock and that they believed that the Wakefern Board of Directors would be inclined to support the going private transaction. On or about November 29, 2005, Mr. Saker and Mr. Shapiro met with Wakefern representatives to discuss the financial impact of the proposed transactions on Foodarama. Foodarama subsequently provided certain forecasted financial information to Wakefern which gave effect to the proposed transactions. These projections are included in the section of this proxy statement/prospectus captioned "Certain Projections of Future Operations."

      Meanwhile, following the issuance of the proposal letter from GMAC, Mr. Saker, Mr. Shapiro and Mr. Flynn finalized negotiations regarding the loans from GMAC in contemplation of the transactions, and on November 23, 2005, GMAC issued a written commitment to provide the loans, subject to conditions specified in its commitment letter.


      On December 1, 2005, at a meeting of Foodarama's Board of Directors, Mr. Richard Saker, on behalf of the purchaser group, delivered a non-binding proposal to the Board of Directors indicating an interest in pursuing a going private transaction through a tender offer, share exchange and short-form merger to acquire the outstanding shares of Foodarama common stock not already owned by the members of the purchaser group at a price of $52 per share, subject to certain conditions, including a condition that Saker Holdings Corp. hold at least 90% of Foodarama's common stock after the completion of the tender offer and the approval of the share exchange by Foodarama's shareholders. The proposal contemplated that Saker Holdings Corp. would be paid a break up fee of $1,000,000 if the purchaser group commenced the tender offer and Foodarama's Board of Directors, or any committee of the Board, withdrew its recommendation of the tender offer to Foodarama's shareholders or otherwise terminated the transaction. Mr. Saker advised the Board that in considering the proposal, the Board should be aware that the members of the purchaser group were not interested in selling their controlling interest in Foodarama to a third party, and that Mr. Abbey had advised the purchaser group that he would be willing to sell all his shares at the $52 price. Mr. Saker advised the Board that the purchaser group had engaged Conway Del Genio to analyze and recommend a basic transaction strategy and financial structure with respect to the proposed transaction and assist it in determining the tender offer price. The unwillingness of the Saker family to sell its controlling interest in Foodarama was based upon the fact that the Saker family had founded and had a substantial investment in Foodarama since its inception. In addition, in light of Foodarama's status as the largest member of the Wakefern cooperative, and its familiarity with the other members of the cooperative, the Saker family did not believe that another member of the cooperative was likely to be willing and able to acquire Foodarama for consideration equal to or greater than the $52 per share being proposed by the Saker family. Further, the Saker family believed that a sale of Foodarama to a non-member of the Wakefern cooperative was not viable in light of the withdrawal fee payable to Wakefern under the Wakefern Shareholders' Agreement in the event of a sale to a party that was not a "qualified successor." The Wakefern withdrawal fee is based in part upon a "Profit Contribution Factor" that is applied to Foodarama's minimum required purchases from Wakefern. The Profit Contribution Factor is periodically adjusted and the dollar amount of Foodarama's minimum purchase requirements depends upon the total amount of goods purchased by Foodarama from all of its suppliers. As a result, the withdrawal fee is a variable amount that changes from time to time based upon the Profit Contribution factor that is then in effect and the total volume of Foodarama's purchases. Mr. Saker advised the Special Committee that the purchaser group had calculated the withdrawal fee to be approximately $271 million prior to the December 1, 2005 meeting.


      Following discussion regarding the purchaser group's proposal, the directors resolved to establish a Special Committee of the Board to act on behalf of the public shareholders in evaluating and negotiating the going private proposal by the purchaser group. The Special Committee was comprised of the Board's three independent directors: Charles Parton, Albert Zager and Robert Hutchins. The members of the Special Committee are not employed by Foodarama and are not affiliated with Saker Holdings Corp. or the purchaser group. The Special

Committee was authorized to review, evaluate and negotiate the terms and conditions of, and make recommendations with respect to, the proposed transaction with Saker Holdings Corp. and the purchaser group on behalf of Foodarama's public shareholders other than the members of the purchaser group.

      The Board authorized the Special Committee to retain legal, financial and other advisors in order to assist it in its consideration and evaluation of the purchaser group's going private proposal. The Board directed that the Special Committee and its legal and financial advisors be given unrestricted access to Foodarama's employees, officers, members of management and to all information and materials about Foodarama.

      On December 2, 2005, Saker Holdings Corp. and the members of the purchaser group filed a Schedule 13D and Schedule TO with the SEC and issued a press release regarding their interest as a group in pursuing a tender offer, share exchange and short-form merger transaction to acquire the outstanding shares of Foodarama common stock not owned by the members of the purchaser group. On the same day, Foodarama filed a Form 8-K with the SEC and issued a press release which reported receipt of the purchaser group's non-binding proposal, described the general terms of the proposal and related that the Special Committee had been appointed to evaluate the proposal.

      On December 12, 2005, Joseph J. Saker received a letter addressed to Foodarama's Board of Directors from The Yucaipa Companies (which we refer to as Yucaipa), a private equity firm which, as of October 21, 2005, beneficially owned a 49% interest in Pathmark Stores, Inc. Pathmark operates a chain of approximately 143 supermarket stores in New Jersey, New York and Pennsylvania. In the letter, which Mr. Saker furnished to the other directors, Yucaipa advised that it was interested in purchasing Foodarama and "would be prepared to acquire up to 100% of Foodarama's common stock at a per share cash price of $90 (or at a potentially higher price subsequent to the completion of due diligence)." Yucaipa requested that Foodarama contact its representatives with any questions or comments regarding its proposal.

      Following its formation on December 2, 2005, the Special Committee considered potential legal advisors and solicited proposals for this engagement from five law firms. On December 16, 2005, the Committee members met and reviewed the written proposals of each law firm and discussed each firm's respective fee structures, relationship with Wakefern, relevant experience in transactions of this type and potential conflicts. The Special Committee also had conference call discussions with representatives of two of the firms regarding specific details of the firm and the proposed representation. Following this review, the Special Committee agreed to engage Pitney Hardin LLP to serve as its legal counsel and to meet with a representative of Pitney Hardin to formalize the engagement and to commence the process.

      The Special Committee conducted a telephonic meeting on December 19, 2005, with representatives of Pitney Hardin in attendance. At the meeting, the Special Committee carefully examined all business or personal relationships that any of them had with Foodarama or with members of the Saker family and concluded that none of the facts demonstrated a lack of independence on the part of any of its members. The Special Committee and its legal advisors also discussed the December 12 Yucaipa letter, the legal issues relevant to the Saker family proposal and the Yucaipa letter, and the selection of an outside financial advisor for the Special

Committee. The Special Committee directed Pitney Hardin to obtain information about the investment banking firms who had either been recommended to or by members of the Special Committee or who had made unsolicited inquiries after learning of the proposed transaction through public reports.

      During a series of meetings on December 20, 22 and 27, 2005, the Special Committee considered and narrowed down its list of 15 investment banking firms, focusing on the general nature of their services; their areas of specialization; their specific qualifications for this assignment including their experience in and knowledge about the supermarket industry; and any actual or apparent conflicts of interest that they might have. At a meeting held on December 30, 2005, the Special Committee reviewed the information it had obtained from the remaining investment banking firms that had submitted proposals at the Special Committee's request. After discussing the strengths and weaknesses of each of the proposals and speaking by telephone with representatives of William Blair & Company, LLC (which we refer to as Blair ) and one other investment banking firm, the Special Committee approved the engagement of Blair as its financial advisor and approved the fee structure which was subsequently reflected in an engagement letter dated January 13, 2006. The Blair engagement letter provided for, among other things, payment of a $100,000 retainer fee on execution of the engagement letter and $250,000 on the rendering of a fairness opinion relating to the going private proposal received from the purchaser group, regardless of the conclusions reached in the opinion. The engagement letter also provided that if Blair participated in negotiations with Saker Holdings Corp. with respect to the going private transaction at the Special Committee's request and the Special Committee concluded that Blair had performed those services to its satisfaction, then Foodarama would pay an additional $50,000 fee to Blair.

      During its December 20, 2005 meeting, the Special Committee also discussed the Yucaipa letter and directed Pitney Hardin to work with Giordano, Halleran & Ciesla on a Foodarama Board resolution which would authorize the Special Committee to engage in discussions with Yucaipa on behalf of Foodarama. This resolution was ultimately adopted by the Board of Directors of Foodarama by a unanimous written consent effective as of December 22, 2005.

      During its December 22, 2005 meeting, the Special Committee discussed with its legal counsel the restrictions imposed by the Wakefern Stockholders' Agreement on a transaction involving a change in control of Foodarama.

      At various times after the receipt of the letter from Yucaipa, the purchaser group advised the Special Committee, through counsel, that the purchaser group did not believe that a transaction in which Yucaipa acquired control of Foodarama was feasible in light of the Wakefern Stockholders' Agreement. The Wakefern Stockholders' Agreement, among other things, requires Foodarama to make a substantial payment to Wakefern if Foodarama is acquired by an entity that is not a "qualified successor." The purchaser group advised the Special Committee that it did not believe that Yucaipa would be considered a "qualified successor" under the Wakefern Stockholders' Agreement. Among other things, the definition of "qualified successor" expressly excludes any party that is an operator or owner of a chain of 25 or more supermarkets, other than ShopRite supermarkets, in the United States. Yucaipa owns a significant interest in Pathmark. The purchaser group advised the Special Committee that a transaction in which Yucaipa acquired control of Foodarama would trigger a requirement to pay Wakefern a "withdrawal fee" of approximately $271 million under the Wakefern Stockholders' Agreement and might also be restricted under applicable anti-trust laws.

      In early January 2006, following its selection by the Special Committee, Blair began its financial review and analysis of Foodarama, which included discussions with Foodarama's management and an analysis of the Wakefern Stockholders' Agreement and by-laws in consultation with Pitney Hardin. During this period, representatives of Blair and Pitney Hardin held several telephone discussions concerning the process that Blair intended to follow in analyzing the purchaser group's proposal. In the course of analyzing the purchaser group's proposal, the Special Committee and its financial and legal advisors discussed on a number of occasions the alternatives which might be available to Foodarama, including the possible sale of Foodarama or an interest in Foodarama to Wakefern or a member of the Wakefern cooperative under circumstances which would not trigger the Wakefern withdrawal fee; however, the Special Committee and its advisors noted the absence of any expressed interest from Wakefern or any of its shareholders in such a transaction, despite the passage of considerable time from the date the purchaser group's proposal was announced. In addition, during this period, members of the purchaser group reiterated earlier communications to members of the Special Committee and to Blair that they had no interest in participating in alternative transactions, such as selling their interests in Foodarama to a third party or the sale of any portion of Foodarama's business. Accordingly, other than its actions taken in addressing the unsolicited communications from Yucaipa, Blair was not requested to, and did not, solicit indications of interest from or conduct an auction with third parties.


      On January 9, 2006, Saker Holdings Corp., through counsel, advised the Special Committee that, in light of the substantial economic benefit being afforded to Foodarama shareholders as a result of the tender offer, the fact that the GMAC commitment letter contemplated a refinancing of Foodarama's indebtedness which Foodarama had intended to pursue irrespective of the tender offer, and the significant expenses which the purchaser group was incurring in connection with the proposed transaction, Saker Holdings Corp. was requesting that Foodarama agree to reimburse Saker Holdings Corp. for the "ticking fee" which was accruing under GMAC's financing commitment at a rate of one-half of one percent per annum of the $105 million committed amount. The Special Committee advised that it would consider the request.

      At meetings held on January 10 and January 16, 2006, the Special Committee received updates from representatives of Blair on the due diligence process and received advice from its legal and financial advisors regarding various aspects of the purchaser group's proposal, including the financing of the transactions and the potential impact of the New Jersey Shareholders Protection Act. During these meetings the Special Committee also discussed with its legal and financial advisors the purchaser group's request that Foodarama reimburse it for the ticking fee payable to GMAC. At its January 10, 2006 meeting, the Special Committee directed Blair to discuss with Conway Del Genio the status of the purchaser group's financing commitment from GMAC and the purchaser group's request that Foodarama pay its ticking fees. The Special Committee and its advisors also discussed the process by which the Special Committee would address the matters raised by the Yucaipa letter.

      During the following week, representatives of Blair, in some cases along with representatives of Pitney Hardin, engaged in conversations with representatives of Foodarama and with representatives of GMAC with respect to the GMAC commitment. They also engaged in conversations with representatives of Foodarama and with representatives of Wakefern with respect to the ramifications of a transaction whereby Yucaipa would purchase Foodarama, or a significant and possibly controlling interest in Foodarama.


      At a meeting on January 23, 2006, Blair reported to the Special Committee on its communications with representatives of Foodarama, GMAC and Wakefern and provided a report of its financial analysis to date, which included its preliminary analysis of financial ratios and public market multiples for certain companies deemed comparable to Foodarama, an analysis of consideration paid in transactions considered by Blair to be comparable to the transaction proposed by the purchaser group, an analysis of hypothetical leveraged buyouts of Foodarama and an analysis of premiums to share prices paid to shareholders in public company acquisition transactions. The Special Committee also discussed with representatives of Blair and representatives of Pitney Hardin the significant structural and financial impediments to an acquisition by Yucaipa, including the unwillingness to sell expressed by members of the purchaser group and the Special Committee's belief that a Yucaipa purchase would trigger a requirement that Foodarama pay a "withdrawal fee" to Wakefern because Yucaipa would not be a "qualified successor" under the Wakefern Stockholders' Agreement. Using differing assumptions regarding the applicable Profit Contribution Factor and Foodarama's minimum purchase requirements from Wakefern, Blair calculated the withdrawal fee to be in the range of $308 million to $360 million.


      On January 25, 2006, after repeated attempts to arrange a telephone call with representatives of Yucaipa, representatives of Blair had a telephone conversation with Ronald Burkle, the Managing Partner of Yucaipa. During the call, Mr. Burkle indicated that Yucaipa's offer was made with the intention of acquiring a controlling percentage of Foodarama but Yucaipa would consider a minority position under certain circumstances. He also indicated that he believed that the Wakefern Board of Directors could be persuaded to accept Yucaipa as a "qualified successor" under the Wakefern Stockholders' Agreement even though it failed to meet the requirements of the agreement and that Foodarama would continue in the Wakefern cooperative after the transaction. Mr. Burkle further indicated that in formulating the price in its initial proposal, Yucaipa had assumed that it would be a qualified successor and that it would not be subject to any termination payments under the Wakefern Stockholders' Agreement. Mr. Burkle's explanation with respect to how Yucaipa would be accepted as a qualified successor under the Wakefern Stockholders' Agreement was not persuasive to the Special Committee.

      At a meeting on January 26, 2006, representatives of Blair described for the Special Committee their communication with the representatives of Yucaipa. They noted that the per share value expressed by Yucaipa in its letter did not take into account the large payment that would be due to Wakefern if, as the Special Committee's advisors believed, Yucaipa would not be a "qualified successor" under the Wakefern Stockholders' Agreement. The Special Committee and its advisors considered the appropriate response to Yucaipa given the circumstances and determined that Blair should inform Yucaipa that, for the Special Committee to act on Yucaipa's expression of interest, Yucaipa would need to make its proposal clearer or set a target and timeframe and process to develop such a proposal, and address some of the contingencies and impediments to consummation inherent in their existing proposal. This message was relayed to Yucaipa by representatives of Blair on January 27, 2006.

      At the January 26, 2006 meeting, Blair representatives also updated the Special Committee on their financial analysis of the purchaser group's proposal. Blair indicated that the timetable to finalize its financial analysis was delayed by the need to reconcile two sets of projections it had received from Foodarama, the first of which was prepared on the basis that Foodarama would continue as a public company and the other of which assumed lower capital expenditures and slower growth as a private company. Management had developed the private company projections in response to GMAC's conditioning its willingness to finance the going private transaction on a quicker reduction in Foodarama's post-closing leverage than was contemplated by the public company projections. Blair noted that if all other assumptions were held constant, the private company projections raised the valuation implications of the cash flow based valuation techniques. Blair determined to use the private company projections as the basis for its analysis. Both sets of projections provided to Blair are set forth in the section of this proxy statement/prospectus captioned "Certain Projections of Future Operations."

      On January 27, 2006, counsel to Saker Holdings Corp. sent to counsel for the Special Committee a proposed form of Tender Offer and Support Agreement between Foodarama and Saker Holdings Corp., which was in turn forwarded to the members of the Special Committee and to Blair. On the same date, Blair distributed to the Special Committee and to Pitney Hardin a revised presentation of its preliminary financial review. This report contained substantially the same analysis and was prepared on substantially the same basis as the report presented at the Special Committee meeting held on January 23, 2006, except that it reflected the revised projections that assumed lower capital expenditures and slower growth as a private company.

      On January 30, 2006, the Special Committee met by conference call, with representatives of Blair and Pitney Hardin in attendance. The Special Committee's legal advisors briefed the members of the Special Committee on the terms and conditions in the draft Tender Offer and Support Agreement and advised them on their fiduciary duties in connection with the potential transactions being considered. The Special Committee's financial advisors informed the Special Committee members about the communications they had made with and to Yucaipa in an unsuccessful effort to obtain a clear and firm proposal upon which action could be taken and described a January 26, 2006 conference call with Arthur Abbey which Blair and Pitney Hardin had conducted as part of their due diligence. Representatives of Blair provided a detailed explanation of the preliminary financial findings that they had distributed a few days earlier, including its analyses of comparable companies, consideration paid in comparable transactions, hypothetical leveraged buyouts of Foodarama and premiums to share prices paid in public company acquisitions. After considering these findings, the Special Committee decided to seek an increase from the $52 per share being offered by the purchaser group. At the Special Committee's direction, Charles T. Parton, a member and Secretary of the Special Committee, met on February 1, 2006 with Richard Saker and a representative of Giordano, Halleran & Ciesla in its capacity as counsel to Saker Holdings Corp. and proposed that the price be raised by $5.00 per share, from $52 to $57 per share.

      On January 31, 2006, Blair received a letter from Yucaipa in which Yucaipa, among other things, expressed its "extreme disappointment with the lack of any serious response to the offer" made by Yucaipa in its December 12, 2005 letter and asserted that the price being offered by the purchaser group was inadequate in light of current industry valuations. In its letter, Yucaipa included a partial quote from an e-mail it had received from a representative of Blair which, in the quoted portions, appeared to state that Yucaipa could submit a proposal only if it was a "definitive, unconditional proposal ... that is at a higher price and of equal or better terms with regards to closing risk." Yucaipa advised that it thought that it was improper for the Special Committee to insist that the Yucaipa proposal meet such a standard "in view of the vague proposal submitted by the Saker family." In concluding its letter, Yucaipa requested that the Special Committee let Yucaipa know if a sale of Foodarama at a price significantly higher than the Saker price was something it wished to discuss in a serious manner.

      On February 1, 2006, following consultations with the Special Committee and with representatives of Blair, Pitney Hardin responded to Yucaipa on behalf of the Special Committee. Pitney Hardin's letter drew attention to the repeated efforts made by the Special Committee since Yucaipa's first letter on December 12, 2005 to contact Yucaipa, determine the nature of its interest and determine whether that interest could result in a proposal upon which the Special Committee could act. The letter pointed out the apparent impediments to a successful Yucaipa transaction, including the Wakefern requirement of a "qualified successor" and likely imposition of a "withdrawal fee" of approximately $300 million, and the declarations by representatives of the purchaser group that its members were not interested in participating in alternative transactions, such as selling their interests in Foodarama to a third party. The letter concluded by posing a series of direct questions designed to elicit information critical to an understanding of Yucaipa's proposal and critical to the Committee's ability to respond in a meaningful way to any such proposal.

      On February 3, 2006, the Special Committee met by conference call with representatives of Pitney Hardin and Blair in attendance. No response to the February 1 letter had been received from Yucaipa at the time of the meeting. The Special Committee's legal counsel relayed a message from counsel to Saker Holdings Corp. that Saker Holdings Corp. (i) was unwilling to increase the offering price above $52 per share, (ii) agreed that the Special Committee should have authority to negotiate with Yucaipa or other companies, but not to solicit alternative deals or share non-public information, (iii) wanted the Special Committee to decide on the reimbursement of expenses for the purchaser group by February 6, 2006 or the purchaser group's offer would be rescinded, and
(iv) wanted a decision from the Special Committee on the purchaser group's offer by February 15, 2006.

      The Special Committee and their advisors engaged in an extensive discussion regarding the expense reimbursement requested by the purchaser group, the prospect of obtaining a higher per share price from the purchaser group, the Yucaipa expression of interest being the only competing proposal of any sort despite the passage of a substantial amount of time since the purchaser group's proposal was made public, and the significant impediments to completing an alternative transaction with Yucaipa or with any other third party. The Special Committee decided to propose an increased offer price of $54 per share and an agreement to reimburse the purchaser group's expenses on a going-forward basis until the transaction was completed. It was decided that Mr. Parton would represent the Special Committee in the negotiations and that Messrs. Hutchins and Zager would be available for consultation by phone to address any counteroffer that might be made or issues that might arise.

      On February 6, 2006, a meeting was held, at the request of the Special Committee, at Conway Del Genio's offices in New York City. Richard Saker attended the meeting on behalf of the purchaser group, and Mr. Parton attended on behalf of the Special Committee. Also present were representatives of Blair , Conway Del Genio, Pitney Hardin, Giordano, Halleran & Ciesla and Mr. Shapiro. The Special Committee, along with its advisors, met separately by conference call at times during the process and the full committee authorized and ratified all actions taken by Mr. Parton on its behalf at the meeting. At the meeting, the representatives of the Special Committee advised that the proposed offer price of $52 per share was not acceptable to the Special Committee and requested that the offer price be increased to $54 per share. Extensive discussion ensued with respect to this matter. Mr. Saker, on behalf of the purchaser group, agreed to increase the offer price to $53 per share and the parties agreed to negotiate the terms of the Tender Offer and Support Agreement, which, the parties agreed, would provide for (i) a termination fee of $1,500,000 payable to Saker Holdings Corp. if the Special Committee withdrew its support of the tender offer or pursued an alternative acquisition transaction and (ii) the reimbursement of Saker Holdings Corp.'s expenses if the tender offer was not completed under certain circumstances. In addition, Mr. Parton, on behalf of the Special Committee, agreed that Foodarama would reimburse Saker Holdings Corp. for its out-of-pocket expenses incurred during the period beginning on February 6, 2006 and ending upon the earlier of the date that Foodarama and Saker Holdings Corp. executed a Tender Offer and Support Agreement or the Special Committee advised Saker Holdings Corp. that it had determined not to recommend that Foodarama's shareholders tender shares pursuant to the tender offer. Mr. Saker also agreed that the purchaser group would seek an extension of the GMAC financing commitment and elimination of some of the conditions contained in the original GMAC commitment letter. While other communications and meetings ensued over the next few days, as described below, a letter agreement confirming this understanding and the increase in the price being offered by Saker Holdings Corp. was executed by Foodarama and Saker Holdings Corp. on February 10, 2006. Foodarama issued a press release announcing the increase in the offer price on February 13, 2006.

      On February 7, 2006, the Special Committee received a letter from Mr. Burkle in which he indicated that Yucaipa was interested in acquiring either a 49% or 100% interest in Foodarama, subject to obtaining access to "necessary diligence materials and personnel" and the need for a diligence process that "could be completed in as little as two weeks".

      On February 8, 2006, the Special Committee met to determine how to proceed in light of Mr. Burkle's most recent letter. The Special Committee carefully considered a number of factors, including its existing understanding with the purchaser group, the possibility of the purchaser group rescinding its offer, the contractual and competitive restraints on Foodarama sharing non-public information with Yucaipa, and Yucaipa's request for a diligence period of approximately two weeks. The Committee directed Blair to contact Yucaipa and to communicate that (i) there remained significant obstacles to Yucaipa purchasing a majority stake in Foodarama and if Yucaipa were interested in acquiring a majority stake in Foodarama Mr. Burkle must explain to the Committee how he would overcome these obstacles; and (ii) while Yucaipa had now more clearly expressed an interest in purchasing a minority interest, the Special Committee did not have the ability to take any corporate action to advance that goal. The Special Committee also authorized its legal and financial advisors to begin negotiating agreements relating to the Saker Group transaction which had been approved on February 6.

      On February 13, 2006, representatives of Blair communicated this message by telephone to Mr. Burkle who suggested a direct conversation with Richard Saker on this matter. Representatives of the Special Committee gave assurances both to representatives of Yucaipa and to representatives of the purchaser group that the Special Committee had no objection to communication between those parties, and that it would serve the interests of Foodarama's public shareholders if such communications resulted in a clarification of Yucaipa's position with respect to Foodarama.

      Mr. Saker and Mr. Burkle subsequently met on February 16, 2006 in New York City. During their meeting, Mr. Saker advised Mr. Burkle that he and other members of the Saker family were not interested in selling control of Foodarama. Mr. Burkle requested that Mr. Saker further consider whether he would be interested in exploring a possible transaction with Yucaipa, and to advise him of any such interest during the following week. On or about February 21, 2006, Mr. Saker advised associates of Mr. Burkle that he was not interested in pursuing a transaction with Yucaipa. On February 27, 2006, in a telephone conversation with Mr. Burkle, Mr. Saker reiterated his position that he and the Saker family were not interested in selling control of Foodarama and requested that Yucaipa formally withdraw its offer. During this conversation, Mr. Burkle advised Mr. Saker that Yucaipa was no longer interested in acquiring Foodarama and would withdraw its offer. Mr. Burkle confirmed his withdrawal of the Yucaipa offer by countersigning a letter sent to him by Mr. Saker dated February 28, 2006 in which Mr. Saker recounted their phone conversation and requested Mr. Burkle to provide such confirmation.

      On March 1, 2006, GMAC Commercial Finance issued a revised commitment letter to Saker Holdings Corp. in which, among other things, it extended the expiration date of its financing commitment to June 30, 2006 and removed some of the conditions to the financing which had been contained in the original commitment letter.

      Between February 10, 2006 and March 1, 2006, counsel to the Special Committee and counsel to Saker Holdings Corp. negotiated the terms of the Tender Offer and Support Agreement. These negotiations generally involved the conditions to the tender offer and the circumstances under which Foodarama would be required to reimburse Saker Holdings Corp. for its expenses and pay a termination fee to Saker Holdings Corp. During this period, counsel to the Special Committee reported to members of the Special Committee on the discussions held with counsel to Saker Holdings Corp. The terms of the Tender Offer and Support Agreement were finalized on March 2, 2006.

      At the meeting of the Special Committee on March 2, 2006, Blair made a presentation concerning its financial analysis and the principal factors forming the basis for its opinion. This analysis, which was substantially similar to the analysis presented to the Special Committee at its January 27 and January 30 meetings, is described in detail in the section of this proxy statement/ prospectus captioned "Special Factors - Opinion of the Financial Advisor to the Special Committee." Blair discussed the information it had reviewed and then issued its written opinion to the Special Committee that as of such date, based upon and subject to the assumptions and limitations described in the opinion, the price of $53 per share was fair from a financial point of view to the shareholders of Foodarama other than the members of the purchaser group. Discussion on the matters presented followed among the Special Committee members and their financial and legal advisors. After the discussion, based on the Fairness Opinion and its negotiations with the purchaser group, along with other factors considered by the Special Committee, the Special Committee unanimously recommended that the unaffiliated shareholders accept the tender offer and tender their shares of Foodarama common stock to Saker Holdings Corp. at $53 per share.

      Immediately after the March 2, 2006 meeting of the Special Committee, a meeting of the full Board of Directors of Foodarama was held. After the Board of Directors heard the report of the Special Committee, delivered by Mr. Parton, the full Board, with Messrs. Richard and Joseph Saker both abstaining, voted to approve the Tender Offer and Support Agreement in the form that had been presented to it. Immediately after the meeting, Foodarama and Saker Holdings Corp. executed the Tender Offer and Support Agreement.


      On June 6, 2006, GMAC issued a revised commitment letter to Saker Holdings Corp.that extended the expiration date of its financing commitment to July 21, 2006.


Effect of Wakefern Agreement


      Foodarama is a member of Wakefern Food Corporation, the largest retailer-owned food cooperative in the United States. Each member of the cooperative is required to make an investment in the common stock of Wakefern for each supermarket it operates. Foodarama holds approximately 15.7% of Wakefern's outstanding common stock and is the largest stockholder of Wakefern. As of April 29, 2006, Foodarama's investment in Wakefern was approximately $17.6 million.

      Under an agreement among Wakefern and all of its stockholders, each stockholder of Wakefern, including Foodarama, has agreed to purchase at least 85% of its merchandise in certain defined product categories from Wakefern and, if it fails to meet such requirements, to make payments to Wakefern based on a formula designed to compensate Wakefern for its lost profit. Similar payments are due if Wakefern loses volume due to the sale of one or more stockholder stores or if a stockholder participates in a merger in which the surviving entity is not a "qualified successor" or there is a transfer of a controlling interest in the stockholder to a party that is not a "qualified successor." A "qualified successor", as defined in the Wakefern Agreement, includes Wakefern, subsidiaries of Wakefern or any person, firm or corporation that agrees in writing to be bound by all of the provisions of the Wakefern Agreement and the by-laws of Wakefern that is financially sound (as determined by Wakefern) and is neither (a) an operator or owner of a chain of 25 or more supermarkets, other than ShopRite supermarkets, in the United States, or (b) an owner or operator of one or more supermarkets, other than ShopRite supermarkets, in any of the States of New York, New Jersey, Pennsylvania, Delaware, Maryland, Virginia, Connecticut, Massachusetts, Rhode Island, Vermont, New Hampshire, Maine or Washington, D.C. As a result of this provision, Foodarama will be required to make a payment to Wakefern to compensate Wakefern for its lost profit if Foodarama transfers or sells its business to a party that is not a qualified successor or if a controlling interest in Foodarama is transferred to a party that is not a qualified successor. As of April 29, 2006, the amount of this payment for Foodarama would be approximately $300 million. The purchaser group believes that this requirement would have a materially adverse impact on the ability of Foodarama to sell its business or participate in a transaction in which a controlling interest in Foodarama is transferred to a strategic buyer that is not a member of Wakefern. In addition, inasmuch as Foodarama is the largest shareholder of Wakefern in terms of revenues and number of stores operated, the purchaser group believes that it is unlikely that another member of the Wakefern cooperative would be willing and able to acquire Foodarama for per share consideration equal to or greater than the tender offer price.


      The completion of the going private transaction is conditioned upon the receipt of the consent of Wakefern. Wakefern has advised that it will grant such consent subject to certain conditions, including:

      o being granted the right to designate one member of the Board of Directors of Foodarama and one member of the Board of Directors of Saker Holdings Corp. after the completion of the tender offer and the right to control those Boards under certain circumstances;


      o Foodarama and Saker Holdings Corp. agreeing that the unanimous consent of their respective Boards of Directors will be required to commence bankruptcy proceedings with respect to Foodarama, Saker Holdings Corp. or their respective subsidiaries;

      o being granted the right to cure defaults under the loan agreements that Foodarama and Saker Holdings Corp. will be parties to after the closing of the tender offer, share exchange and merger, or alternatively, the right to purchase those loans for a price equal to the outstanding principal balance, plus accrued and unpaid interest and fees and expenses; and

      o being granted subordinate liens on the assets of Foodarama and Saker Holdings Corp. and a pledge of the outstanding shares of Saker Holdings Corp. after those shares are released from the pledge granted in connection with arranging the financing for the going private transaction.

      We anticipate that arrangements will be made to satisfy the conditions imposed by Wakefern on the grant of its consent and that the consent will be granted.

Opinion of the Financial Advisor to the Special Committee


      Blair was retained to act as the Special Committee's financial advisor in connection with the proposed acquisition by Saker Holdings Corp. As part of its engagement, the Special Committee requested Blair to render an opinion as to whether the consideration to be paid to the Foodarama shareholders unaffiliated with Saker Holdings Corp. and the members of the purchaser group pursuant to the tender offer and merger was fair to those shareholders from a financial point of view. On March 2, 2006, Blair delivered its written opinion, to the effect that, as of that date and based upon and subject to the assumptions and qualifications stated in its opinion, the consideration of $53.00 in cash per share of common stock was fair, from a financial point of view, to the Foodarama shareholders unaffiliated with Saker Holdings Corp. and the members of the purchaser group. The March 2, 2006 opinion was the only opinion rendered by Blair in connection with the going private transaction.

      An "unaffiliated shareholder" is a shareholder other than one who directly or indirectly controls, is controlled by, or is under common control with Foodarama. We and the members of the Special Committee consider all Foodarama shareholders who are not affiliated with Saker Holdings Corp. and its shareholders to be unaffiliated shareholders, since the Saker Holdings Corp. shareholders together control more than 50% of Foodarama's outstanding common stock. To the extent that certain other persons may be deemed affiliates of Foodarama, by virtue of being its directors or officers or otherwise, we and the members of the Special Committee consider the financial interests of those persons in the proposed transaction to be aligned with the financial interests of the unaffiliated shareholders. Thus, we and the Special Committee consider Blair's written opinion regarding the fairness of the consideration, from a financial point of view, to Foodarama shareholders unaffiliated with Saker Holdings Corp. and the members of the purchaser group to be, or to be functionally equivalent to, an opinion regarding the fairness of the consideration to the "unaffiliated shareholders" and we use that term in describing Blair's written opinion throughout the remainder of this document.

      Blair provided the opinion described above for the information and assistance of the Special Committee in connection with its consideration of the tender offer, the share exchange and the merger. Blair's opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to approve the Tender Offer and Support Agreement. The terms of the Tender Offer and Support Agreement, however, were determined through negotiations between Foodarama and Saker Holdings Corp.

      The full text of Blair's written opinion, dated March 2, 2006, is attached as Annex II to this proxy statement/prospectus and incorporated into this proxy statement/ prospectus by reference. You are urged to read the entire opinion carefully to learn about the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Blair in rendering its opinion. Blair's opinion relates only to the fairness, from a financial point of view, to the unaffiliated shareholders of the consideration to be received in the tender offer and the merger, does not address any other aspect of the proposed transactions, and does not constitute a recommendation to any unaffiliated shareholder as to whether that minority shareholder should tender his or its shares in the tender offer. The following summary of Blair's opinion does not purport to be a complete description of the analyses performed by Blair in connection with such opinion and is qualified in its entirety by reference to the full text of the written opinion of Blair attached to this proxy statement/prospectus as Annex II. Foodarama urges you to read the opinion carefully and in its entirety.

      In connection with rendering its opinion and performing its related financial analyses, Blair examined or discussed:

      o     the draft Tender Offer and Support Agreement dated February 27,
            2006;

      o certain audited historical financial statements of Foodarama for the three fiscal years ended October 29, 2005;

      o Foodarama's Annual Report on Form 10-K for the year ended October 29, 2005;

      o certain internal business, operating and financial information and forecasts of Foodarama prepared by Foodarama's senior management;

      o Saker Holdings Corp.'s bank loan commitment letter provided by GMAC dated as of November 23, 2005, as amended February 28, 2006;

      o agreements dated as of September 18, 1987, March 29, 1996 and August 20, 1987, as amended February 20, 1992, between Foodarama and Wakefern Food Corporation, the by-laws of Wakefern Food Corporation and certain information provided by Foodarama's senior management related to Foodarama's potential Wakefern co-op withdrawal liability;

      o financial and stock market information of Foodarama compared with that of certain other publicly traded companies Blair deemed relevant;

      o information regarding financial terms of certain other business combinations Blair deemed relevant;

      o current and historical market prices and trading volumes of the common stock of Foodarama; and

      o certain other publicly available information of Foodarama Blair deemed relevant.

      Blair also held discussions with members of Foodarama's senior management to discuss the foregoing and to discuss Foodarama's current strategic and financial position. Blair considered other matters which it deemed relevant to its inquiry and took into account such accepted financial and investment banking procedures and considerations as it deemed relevant. Blair was not requested to, nor did it, seek any expressions of interest from other parties with respect to any alternative transaction to the proposed transactions.

      In rendering its opinion, Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with Blair for purposes of such opinion, including without limitation the forecasts provided by senior management of Foodarama. Blair has not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of Foodarama. Blair has been advised by the senior management of Foodarama that the forecasts examined by Blair have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Foodarama. In that regard, Blair assumed that (i) the forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities of Foodarama are as set forth in Foodarama's financial statements or other information made available to Blair. Blair expresses no opinion with respect to the forecasts or the estimates and judgments on which they are based. Blair assumed, with the consent of the Special Committee, that the Wakefern Stockholders' Agreement and by-laws significantly limit other parties that would be deemed a "qualified successor" (as defined in the Wakefern Stockholders' Agreement) and significantly increase the effective price that a third party who is not a qualified successor would have to pay to consummate an alternative transaction to the tender offer, share exchange and merger and therefore significantly limit alternatives to the tender offer, share exchange and merger. However, in its financial analyses, Blair did not discount the value of shares of Foodarama common stock held by unaffiliated shareholders to take into account either the impediments to alternative transactions imposed by the Wakefern Stockholders' Agreement and by-laws or the purchaser group's control of a majority of the Foodarama common stock. Blair's view, which it shared with the Special Committee and the full Board of Directors, was that if these factors were reflected in its valuation, the effect would be to reduce the range of values for those shares. Further, Blair observed that these factors were difficult to quantify and that the consideration payable in the tender offer and merger was fair from a financial point of view to the unaffiliated shareholders, even if these factors were not explicitly factored into the valuation range.

      For the purposes of this opinion, Blair did not consider, and its opinion does not address, the relative merits of the tender offer as compared to any alternative business strategies that might exist for Foodarama or the effect of other transactions in which Foodarama might engage. Blair's opinion is based upon economic, market, financial and other conditions existing on, and other information disclosed to Blair as of, the date of the opinion. It should be understood that, although subsequent developments may affect Blair's opinion, pursuant to the terms of Blair's engagement, it is obligated to update, revise or reaffirm such opinion, upon the request of the Special Committee, only if the financial terms of the going private transactions are modified in a manner which is beneficial to the unaffiliated shareholders within 30 days after the date of Blair's opinion. Blair has relied as to certain legal, accounting and tax matters on advice of Foodarama's and the Special Committee's advisors. Blair assumed that the Tender Offer and Support Agreement executed by Foodarama substantially conformed to the draft dated February 27, 2006 and that the tender offer will be consummated substantially on the terms described in the draft agreement, without any amendment or waiver of any material terms or conditions.

      The following is a summary of the material financial analyses performed and material factors considered by Blair to arrive at its opinion. Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Special Committee the assumptions upon which such analyses were based, as well as other factors. Although this summary does not purport to describe all of the analyses performed or factors considered by Blair in this regard, it does discuss those considered by Blair to be material in arriving at its opinion. In performing its fairness analysis, Blair did not perform liquidation value or net book value analyses. Blair notes that because Foodarama leases all of its retail locations, there is likely to be no incremental value in liquidating assets due to the costs of terminating leases or of subleasing liquidated locations. Also, Blair notes that tender offer and merger consideration of $53 per share is greater than book value per share of $40.94 on a fully diluted basis as of October 29, 2005.

      In summarizing and explaining the preparation of Blair's fairness opinion, we use the following financial terms:

      o EBITDA refers to earnings before interest, taxes, depreciation and amortization.

      o EBITDAR refers to EBITDA plus operating lease rent payments. In the grocery retailing industry, it is typical for companies to have long-term commitments to make operating lease rent payments. These operating lease payments are similar to interest payments.

      o Equity value refers to the total value of all shares of common and preferred stock plus the value of in-the-money options and warrants.

      o Enterprise value refers to equity value plus the value of all debt and capitalized lease obligations, less any excess cash balances.

      o Adjusted enterprise value refers to enterprise value plus the debt equivalent of the operating leases estimated at eight times annual net rent expense.

      o     LTM refers to the last twelve months of financial results.

      Selected Public Company Analysis. Blair reviewed and compared financial information, ratios and public market multiples for certain publicly traded companies with regional supermarket and wholesale food distribution operations that Blair deemed relevant to such corresponding information for Foodarama. The comparable companies selected by Blair were:

      o     Arden Group, Inc.

      o     Fresh Brands, Inc.

      o     Ingles Markets, Inc.

      o     Marsh Supermarkets, Inc.

      o     Nash Finch & Co.

      o     Pathmark Stores, Inc.

      o     Ruddick Corp.

      o     Spartan Stores, Inc.

      o     Village Super Market, Inc.

      Blair selected these companies because they are the publicly traded companies that engage in businesses reasonably comparable to Foodarama. Blair also considered the following companies, but excluded them due to their size of operation and other company specific factors: Albertson's Inc.; Kroger Co.; Safeway Stores Inc.; The Great Atlantic & Pacific Tea Co., Inc.; Supervalu, Inc.; and Winn-Dixie Stores, Inc.

      For each of the selected companies, Blair calculated the following valuation multiples:

      o     Enterprise Value divided by LTM EBITDA

      o     Enterprise Value divided by LTM revenue

      o     Adjusted enterprise value divided by EBITDAR

      Blair then calculated the same valuation multiples for Foodarama, implied by the tender offer consideration of $53 per share. The operating results and the corresponding derived multiples for Foodarama and each of the selected companies were based on each company's most recent available publicly disclosed financial information and closing share prices as of February 28, 2006. In Foodarama's case, the most recent available publicly disclosed financial information was for the fiscal year ended October 29, 2005.

      The implied enterprise value of Foodarama used to calculate these valuation multiples was based on the equity value implied by the consideration per share to be paid to the unaffiliated shareholders pursuant to the Tender Offer and Support Agreement plus the total debt (including net capital leases, long-term debt and underfunded pension liability) less any excess cash and cash equivalents assumed to be included in the acquisition.

      Blair then compared Foodarama's implied transaction multiples to the range of trading multiples for the selected companies. Information regarding the multiples from Blair's analysis of selected publicly traded companies is set forth in the following table.

                                                                                                        Adjusted
                                  Closing                                                              Enterprise
                                   Stock                     Adjusted        Enterprise Value/           Value/
                                   Price      Enterprise    Enterprise      LTM Net        LTM            LTM
                                 02/28/06       Value         Value          Sales        EBITDA        EBITDAR
                                ----------   ------------  ------------    -----------------------    ------------
                                                     ($ in millions except per share amounts)
ARDEN GROUP INC-CL A             $  90.85      $  258.9      $  314.4         0.55x         6.9x          7.1x
FRESH BRANDS INC                     7.02         101.0         172.5         0.17          6.0           7.0
INGLES MARKETS INC                  16.51         968.1       1,175.3         0.41          6.4           6.6
MARSH SUPERMARKETS INC               8.71         307.4         644.3         0.17          7.9           7.9
NASH FINCH & CO                     31.00         861.0       1,197.9         0.20          6.5           6.9
PATHMARK STORES INC                 10.06       1,059.8       1,402.2         0.27          7.8           7.8
RUDDICK CORP                        24.18       1,325.5       1,876.7         0.44          6.7           7.0
SPARTAN STORES INC                  11.79         321.9         873.2         0.16          5.6           6.9
VILLAGE SUPER MARKET-CL A           53.31         155.7         208.4         0.16          3.9           4.5

FOODARAMA SUPERMARKETS(1)        $  53.00      $  262.9      $  304.3        0.22x         6.0x          6.2x

(1) For Foodarama, stock price is the per share price to be paid in the tender offer and merger. Other data are those implied by that per share price.

      A summary of the selected public company analyses is set forth below.

                                                     Selected Public Company Trading Multiples
                                                ---------------------------------------------------
                                  Implied
                                Transaction
                                Multiples(1)       Min          Mean         Median          Max
                               --------------   ---------    ----------    ----------     ---------
Enterprise Value /
LTM October 2005 Revenue            0.22x         0.16x         0.28x         0.20x         0.55x

Enterprise Value /
LTM October 2005 EBITDA              6.0x          3.9x          6.4x          6.5x          7.9x

Adjusted Enterprise Value/
LTM October 2005 EBITDAR             6.2x          4.5x          6.9x          7.0x          7.9x

(1)   Transaction consideration divided by Foodarama financial results.

      Blair noted that the implied transaction multiples based on the per share consideration to be paid to the unaffiliated shareholders pursuant to the Tender Offer Agreement were within the range of multiples of the selected public companies.

      Although Blair compared the trading multiples of the selected companies at the date of its opinion, none of the selected companies is identical to Foodarama. Accordingly, any analysis of the selected publicly traded companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

      Comparable Transactions Analysis. Blair performed an analysis of selected recently completed business acquisition transactions focused on the regional supermarket and wholesale food distribution markets. Blair's analysis was based on publicly available information for seven transactions. The selected transactions were not intended to be representative of the entire range of possible transactions in the respective industries. The seven transactions examined were (target/acquirer):

      o     Albertson's, Inc./Supervalu, CVS, Cerberus

      o     D&W Food Centers/Spartan Stores, Inc.

      o     Fresh Brands, Inc./Certified Grocers Midwest, Inc.

      o     BiLo/Bruno's/Lone Star Funds

      o     Minyard Food Stores, Inc./Texas Acquisition Vehicle II, LLC

      o     Shaw's (J Sainsbury PLC)/Albertson's, Inc.

      o     Broadbeck Enterprises Inc./Fresh Brands, Inc.

      Similar to the Selected Public Company Analysis described above, Blair calculated the transaction multiples paid in the comparable acquisition transactions based on disclosed prices paid and revenue, EBITDA and EBITDAR of the target for the LTM prior to the announcement of each transaction. Blair compared the resulting range of comparable acquisition transaction multiples to Foodarama's implied transaction multiples based on the terms of the tender offer.

      Information regarding the multiples from Blair's analysis of selected transactions is set forth in the following table:

                                                                                                                        Adjusted
                                                                                                                       Transaction
  Transaction                                                                                     Transaction Value/      Value/
  Announcement                                                                     Transaction           LTM               LTM
      Date                 Seller                              Buyer                  Value       Sales      EBITDA      EBITDAR
----------------    ---------------------------    ------------------------------  -----------   -------------------   ------------
    1/22/2006       Albertson's                    SUPERVALU/CVS/Cerberus             $17,458       0.42x       7.1x        7.2x
   12/17/2005       D&W Food Centers               Spartan Stores, Inc.                    45       0.23         NA          NA
    12/6/2005       Fresh Brands, Inc.             Certified Grocers Midwest Inc.         100       0.16        5.9         7.0
    1/31/2005       BiLo/Bruno's                   Lone Star Funds                      1,300       0.26         NA          NA
   10/20/2004       Minyards Foods Stores, Inc.    Texas Acquisition Vehicle II,           85       0.09        5.5          NA
                                                   LLC
    3/26/2004       Shaw's (J Sainsbury PLC)       Albertson's                          2,600       0.57        7.2          NA
    6/16/2001       Brodbeck Enterprises Inc.      Fresh Brands, Inc.                      30       0.28        6.4         6.6

      A summary of the comparable transactions analysis is set forth below.

                                                          Selected Comparable Transaction
                                                                     Multiples
                                                ---------------------------------------------------
                                  Implied
                                Transaction
                                Multiples(1)       Min          Mean         Median          Max
                               --------------   ---------    ----------    ----------     ---------
Enterprise Value /
LTM October 2005 Revenue           0.22x          0.09x         0.29x         0.26x         0.57x

Enterprise Value /
LTM October 2005 EBITDA             6.0x           5.5x          6.4x          6.4x          7.2x

Adjusted Enterprise Value/
LTM October 2005 EBITDAR            6.2x           6.6x          7.0x          7.0x          7.2x

(1)   Transaction consideration divided by Foodarama financial results.

      Blair noted that the implied transaction multiples based on the per share consideration to be paid to the unaffiliated shareholders pursuant to the Tender Offer and Support Agreement were within, and in one case, below, the range of multiples of the selected transactions. As discussed below, Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses as a whole, would create an incomplete view of the process underlying the analyses performed in reaching its opinion. In addition, Blair considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the range of valuations resulting from any particular analysis described above should not be taken to be Blair's view of the actual value of Foodarama.

      Although Blair analyzed the multiples implied by the selected transactions and compared them to the implied transaction multiples based on the per share consideration to be paid to the minority shareholders pursuant to the Tender Offer and Support Agreement, none of these transactions or associated companies is identical to the tender offer or to Foodarama. Accordingly, any analysis of the selected transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect Foodarama's implied value versus the values of the companies in the selected transactions.

      Discounted Cash Flow Analysis. The discounted cash flow methodology is most appropriate for companies that exhibit relatively steady or somewhat predictable streams of future cash flow. For a company with limited intermediate and long-term cash flow visibility, the preponderance of the value can be in the terminal value, which is extremely sensitive to assumptions about the sustainable long-term growth of the company. Blair took the foregoing limitation into account in using this discounted cash flow methodology in the context of its overall analysis of the tender offer.

      Blair based its discounted cash flow analysis of Foodarama's projected future cash flows for the period commencing October 31, 2006 and ending October 31, 2010 on the forecasts prepared by Foodarama's management in August 2005 which are included in the section of this proxy statement/prospectus captioned "Certain Projections of Future Operations." Using the discounted cash flow methodology, Blair calculated the present values of Foodarama's projected free cash flows. In this analysis, Blair calculated terminal values (i) assuming exit multiples ranging from 5.5x to 6.5x projected 2010 EBITDA and (ii) using discount rates ranging from 10.0% to 14.0%. Blair selected the terminal value inputs range based on Blair's review of factors projected to be relevant at the time of the exit, including, among other matters, the trading multiples of certain comparable companies, the transaction multiples of certain comparable transactions and certain industry growth rates of approximately 3% to 5%, based on expected population growth plus inflation. Blair determined the appropriate discount rate range based upon an analysis of the weighted average cost of capital of other comparable companies that Blair deemed relevant in its expertise and judgment, as well as the high company-specific risk, given Foodarama's relatively small size and the competitive nature of the markets it serves. Blair aggregated (i) the present value of the free cash flows over the applicable forecast period with (ii) the present value of the range of terminal values. The aggregate present value of these items represented the enterprise value range. Foodarama's equity value was determined by deducting the sum of total debt, less any cash and cash equivalents assumed to be included in the tender offer. Blair calculated the implied per share equity value range by dividing the resulting equity values by the fully diluted share count. Using the Foodarama-provided projections and discount rates of 10% to 14%, Blair calculated a present value for the free cash flows of Foodarama over the applicable forecast period of $104.7 million to $115.4 million. Using exit multiples ranging from 5.5 to 6.5 times and discount rates from 10% to 14%, Blair calculated a present value of the terminal value of $150.2 to $210.4 million. To calculate the implied per share value for the discounted cash flow valuation, Blair subtracted $228.6 million of net debt and divided the resulting equity value by approximately 1.0 million fully diluted shares. The resulting implied equity value per share is $25.11 per share to $92.79 per share compared to the $53.00 per share proposed to be paid in the tender offer and merger.

      Leveraged Buyout Analysis. Blair also performed an analysis of the per share valuation that might be achieved in a hypothetical leveraged buyout of all of Foodarama and compared this valuation to the price proposed to be paid in this transaction. For this analysis, Blair analyzed a base case in which the sources of funds to purchase all of Foodarama's capital stock and to refinance Foodarama's bank debt was $39 million of new equity funds and $95 million of new bank debt. Blair noted that the total amount of debt in the theoretical leveraged buyout was $237.2 million (the total of the new bank debt and $142.2 million in rolled capital leases), an implied ratio of total debt to EBITDA ratio of 5.4 times. Blair noted that this ratio was consistent with the amount of debt raised for similar leveraged buyouts. Blair further assumed that the weighted average cost of this debt was 10% and that transaction fees and expenses in the theoretical leveraged buyout were $5.5 million. Using the forecasts provided by Foodarama and the assumed capital structure and the other assumptions identified above, Blair performed an analysis of the cash flow and debt repayment that Foodarama would be expected to generate during calendar years 2006 through 2010.

      To arrive at a range of values that a leveraged buyout equity investor might pay in this theoretical leveraged buyout, Blair assumed that such an investor would require a target equity rate of return of 20% to 30% per year and would expect to sell its investment at an assumed exit multiple of 5.5 to 6.5 times calendar year 2010 EBITDA. These exit multiples are similar to the terminal values used in the discounted cash flow analysis. Based on these assumptions, Blair estimated that in a theoretical leveraged buyout for all of Foodarama, an investor would pay between $50.72 and $80.13 per share. This valuation range compares to the $53 per share proposed to be paid in this transaction.

      Premiums Paid Analysis. Blair reviewed data from 210 publicly available transactions occurring since January 1, 2003 and with enterprise values between $25 million and $100 million in which less than 50% of the target was acquired. Specifically, Blair analyzed the acquisition price as a premium to the closing respective share price one day, one week and one month prior to the announcement of the transaction, for all 210 transactions. Blair compared the resulting stock price premiums for the reviewed transactions to the premiums implied by the per share consideration to be paid to the unaffiliated shareholders pursuant to the Tender Offer and Support Agreement based on Foodarama's respective stock prices one day, one week and one month prior to the initial announcement of Saker Holdings Corp.'s proposed transaction on December 2, 2005. Information regarding the premiums from Blair's analysis of such transactions at specified percentiles are provided in the following table:

                       Implied
                      Per Share
Premium Period         Premium        20%         40%         60%         80%
------------------   -----------  ----------  ----------  ----------  ----------

1 Day Prior             43.2%        11.0%       11.6%       20.9%       50.6%
1 Week Prior            37.7%        11.2%       13.5%       23.9%       61.8%
1 Month Prior           35.9%        11.0%       14.5%       24.8%       74.7%

      Blair noted that the one-day, one-week and one-month premiums implied by the tender offer were between the 60th and 80th percentile of premiums paid in the referenced transaction group.

      General. In considering these analyses, including the fact that the multiples and valuations for the proposed tender offer and merger were generally near the lower end of the ranges for the selected public company, and in one case below the range of multiples, comparable transactions and discounted cash flow analyses, Blair gave weight to the likely effect of the Wakefern Stockholders' Agreement in limiting alternative transactions to the proposed tender offer and merger, to the repeated statements by the members of the Saker family that they were not interested in selling control of Foodarama and to other potential risks relating to Foodarama's business. These potential risks include but are not limited to the potential for slower sales growth or reduced sales volume due to competitive nature of Foodarama's business with many national and regional supermarket chains being in close proximity to Foodarama's stores, the potential effects of Wal-Mart introducing Wal-Mart SuperCenters to Foodarama's service territory and the potential reaction of vendors and the financial markets to potential, future intangible charges. However, even without adjustment for these factors, Blair noted that the multiples, valuations and premiums implied by the proposed tender offer and merger were, with one exception, within the multiple, valuation and premium ranges from the respective analyses. The preparation of an opinion regarding fairness is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Blair was carried out in order to provide a different perspective on the financial terms of the proposed tender offer and add to the total mix of information made available to the Special Committee. Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the consideration to be received by unaffiliated shareholders pursuant to the Tender Offer and Support Agreement. Rather, in reaching its conclusion, Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Blair did not place particular reliance or weight on any particular analysis, but instead concluded its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to Foodarama or the tender offer. In performing its analyses, Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

      Blair is a nationally recognized securities firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with acquisition transactions and other types of strategic combinations and acquisitions. Blair had not previously provided any investment banking or financial advisory services to Foodarama. Furthermore, in the ordinary course of its business, Blair and its affiliates may beneficially own or actively trade common shares and other securities of Foodarama's for its own account and for the accounts of customers, and, accordingly, may at any time hold a long or short position in these securities. Blair has had no material relationships with Foodarama, Saker Holdings Corp. or any members of the purchaser group during the past two years.

      The Special Committee hired Blair based, among other things, on its qualifications and expertise in providing financial advice to companies in Foodarama's industry and its reputation as a nationally recognized investment banking firm. Pursuant to a letter agreement dated January 5, 2006, Foodarama agreed to pay Blair a retainer fee of $100,000 upon the execution of the letter agreement; and $250,000 upon delivery of a fairness opinion. The engagement letter also provided that if Blair participated in negotiations with Saker Holdings Corp. with respect to a going private transaction at the Special Committee's request and the Special Committee concluded that Blair performed such services to its satisfaction, then Foodarama would pay an additional $50,000 fee to Blair. The Special Committee has directed Foodarama to pay this additional fee upon the initial filing of this proxy statement/prospectus with the Securities and Exchange Commission. In addition, Foodarama also agreed to indemnify Blair against certain potential losses and expenses, including liabilities under the federal securities laws, arising out of its engagement and reimburse Blair for out-of-pocket expenses.

Recommendation of the Special Committee and Fairness of the Tender Offer and Merger

      The Special Committee has approved the Agreement and Plan of Share Exchange and recommends that you vote "FOR" its adoption.

      In determining that the tender offer is fair to the unaffiliated shareholders and recommending to such unaffiliated shareholders that they tender their shares of Foodarama common stock pursuant to the tender offer, the Special Committee considered a number of factors, including the following:

      Market Price and Premium. The Special Committee considered the recent and historical price and trading activity of the common stock of Foodarama. In particular, the Special Committee considered that the $53 per share tender offer price represents a premium of 43.2% over the closing price on December 1, 2005, the last full trading day before the public announcement of the purchaser group's proposal to take Foodarama private, and a 46.8% premium over the average closing price for the twelve-month period ended December 1, 2005.

      Relatively Illiquid Market for Shares. The Special Committee considered the relatively thin trading market and lack of liquidity of the Foodarama shares and the fact that only approximately 49% of the outstanding Foodarama shares are held by unaffiliated shareholders . The Special Committee also considered how the relative illiquidity of the Foodarama shares and the relatively small market capitalization and public float had resulted in, and would likely continue to result in, an inability on the part of Foodarama to attract institutional investors to invest in, or research analysts to report on, Foodarama.

      Fairness Opinion. The Special Committee considered the conclusion of the fairness opinion of Blair that, based upon and subject to the assumptions and limitations described in the fairness opinion, the consideration to be received by unaffiliated shareholders in connection with the tender offer and the merger, considered as a single transaction, was fair to them from a financial point of view. A summary of the fairness opinion and the factors considered in giving the fairness opinion is set forth in "Special Factors - Opinion of Financial Advisor to the Special Committee". A copy of the fairness opinion setting forth the assumptions made, matters considered and limitations on the review undertaken by Blair, is attached to this proxy statement/prospectus as Annex B. Shareholders should read the summary of the fairness opinion and the fairness opinion carefully and in their entirety. The Special Committee has adopted the conclusions and analysis of Blair furnished to the Special Committee with respect to the fairness of the consideration to be received by unaffiliated shareholders pursuant to the tender offer and merger.

      Increase in Offer Price. The Special Committee considered that Saker Holdings Corp. raised the offer price to $53 per share from its initial proposal of $41 per share to Arthur Abbey, the holder of approximately 12% of Foodarama's outstanding shares of common stock, and from the $52 per share offer price contained in its original proposal to the Board of Directors. The Special Committee considered that the $53 price, which is to be paid entirely in cash, was Saker Holdings Corp.'s highest and best offer for the common stock.

      Transaction Structure. The Special Committee evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding shares, followed by a share exchange and merger. The Special Committee considered that the cash tender offer provides the shareholders of Foodarama the opportunity to obtain cash for all of their Foodarama shares at the earliest possible time, while the Tender Offer and Support Agreement obligates Saker Holdings Corp. to complete the share exchange and merger and pay the same consideration for shares of FSM-Delaware received in the merger as paid for shares tendered in the tender offer.

      Special Committee Formation and Negotiation. The Special Committee considered the fact that certain terms of the tender offer and the transactions contemplated thereby were the product of the Special Committee's negotiations with representatives of the purchaser group. The Special Committee also considered the fact that none of its members are employed by Foodarama or affiliated with the purchaser group, and none of them have any material agreement or promise of a future material benefit from Foodarama, Saker Holdings Corp. or the members of the purchaser group (other than benefits received as directors, including director compensation described in the Schedule 14D-9).

      Availability of Appraisal Rights. The Special Committee considered that appraisal rights will be available to the Foodarama shareholders who do not tender their shares in the tender offer under the Delaware General Corporation Law in connection with the merger.

      Independent Financial and Legal Advisors. The Special Committee had the benefit of advice from an independent and experienced financial advisor that reviewed and evaluated the tender offer and the tender offer price. In addition, the Special Committee retained independent and experienced legal counsel to assist it in performing its duties.

      Business Prospects. The Special Committee considered Foodarama's business, prospects, financial condition, results of operations and current business strategy and the challenges Foodarama would face if it did not proceed with the proposed going private transaction, including, but not limited to, the increasing costs associated with being a public company in light of the passage of the Sarbanes-Oxley Act of 2002 and recent corporate governance regulations and other factors, the lack of trading volume and analyst coverage for Foodarama common stock, Foodarama's historical performance and Foodarama's lack of access to equity capital to grow and expand.

      Impediments to Obtaining a Substantial Premium for Shareholders through Another Transaction. The Special Committee considered impediments to implementing another transaction, either now or in the future, by which the Foodarama shareholders not affiliated with Saker Holdings Corp. might obtain a substantial premium for their Foodarama shares. The

Special Committee considered the purchaser group's existing control over Foodarama, the purchaser group's advice to the Special Committee that the members of the purchaser group were not interested in selling all or any portion of their equity interest to a third party, the passage of a significant amount of time since the purchaser group publicly announced its interest in taking Foodarama private without any third party making an alternative proposal other than the Yucaipa proposal which was subsequently withdrawn, the fact that no formal offer to acquire Foodarama or any substantial portion of its assets or securities has been received in the past several years, and the substantial economic and other impediments to a third party acquisition of Foodarama imposed by the Wakefern Stockholders' Agreement.


      Net Book Value and Liquidation Analysis. The Special Committee relied upon the advice of Blair as to the most appropriate analyses of value which should be undertaken in evaluating the fairness of the consideration to be received by unaffiliated shareholders in connection with the tender offer and merger. In performing its fairness analysis, which was undertaken with a view toward determining the going concern value of Foodarama, Blair did not perform analyses of liquidation value or net book value. Because Foodarama leases all of its retail locations, Blair noted that there was likely to be no incremental value in liquidating assets due to the costs of terminating leases or of subleasing liquidated locations. Also, Blair noted that the tender offer and merger consideration of $53 per share was greater than book value per share of $40.94 on a fully diluted basis as of October 29, 2005. As a result, the Special Committee did not consider net book value or liquidation value as indicators of Foodarama's value.


      In addition to the above, the Special Committee considered the following factors that make the going private transaction less attractive to the shareholders of Foodarama:

      Conditions to Transaction. The Special Committee considered that Saker Holdings Corp.'s obligation to consummate the tender offer and the merger is subject to a number of broad conditions that must be waived or deemed satisfied prior to the expiration of the tender offer at the discretion of Saker Holdings Corp. If these conditions are not met or waived, then Saker Holdings Corp. will not be obligated to complete the tender offer.

      Potential Conflicts of Interest. The Special Committee considered the interest of certain executive officers and directors of Foodarama in the going private transaction.

      Taxable Transaction. The Special Committee considered that the tender offer could result in a taxable gain to Foodarama's shareholders, including those who may otherwise have preferred to retain their shares to defer the occurrence of a taxable event.

      Conditional Financing Commitment. The Special Committee considered the fact that there are various conditions precedent to the obligation of GMAC to provide financing to Saker Holdings Corp. and that Saker Holdings Corp. currently has no alternative arrangement in place to finance the tender offer and the merger in the event that the proceeds of the GMAC financing are not available to it for any reason.

      Future Prospects of Foodarama Post-Merger. The Special Committee also considered that, assuming each of the tender offer, share exchange and the merger is completed, no holders of Foodarama common stock (other than the members of the purchaser group) will participate in any future growth of Foodarama. Because of the risks and uncertainties associated with Foodarama's future prospects, the Special Committee concluded that this potential benefit or detriment was not quantifiable. In the view of the Special Committee, however, this loss of opportunity is adequately reflected in the tender offer price of $53.

      The description set forth above is not intended to be exhaustive but summarizes the material factors considered by the Special Committee. In view of its many considerations, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered by the Special Committee. In addition, individual members of the Special Committee may have given different weights to the various factors considered. After weighing all of these considerations, the Special Committee unanimously determined that the tender offer and the merger are substantively and procedurally fair to the unaffiliated shareholders and recommended that the unaffiliated shareholders tender their shares in the tender offer. The Foodarama Board of Directors has adopted the conclusions and analysis of the Special Committee with respect to the fairness of the tender offer and merger to unaffiliated shareholders.

Position of Saker Holdings Corp. and the Purchaser Group Regarding the Fairness of the Tender Offer and the Merger

      Saker Holdings Corp. and the purchaser group believe that the tender offer, the share exchange and the merger are both substantively and procedurally fair to Foodarama's shareholders who are not affiliated with Foodarama, Saker Holdings Corp. or the purchaser group. Saker Holdings Corp. and the purchaser group base their belief on their observations of the following factors, each of which, in their judgment, supports their views as to the fairness of the tender offer and the merger:

      o Each shareholder of Foodarama can individually determine whether to tender shares in the tender offer, and Saker Holdings Corp. and the members of the purchaser group believe that each shareholder is capable of evaluating the fairness of the tender offer, supporting the procedural fairness of the tender offer.

      o The tender offer represents a 43.2% premium over the closing price of Foodarama common stock on December 1, 2005, the last full trading day before the public announcement of the purchaser group's original expression of interest in taking Foodarama private, a 41% premium over the average closing price of Foodarama common stock over the five trading days prior to December 2, 2005, a 38% premium over the average closing price of Foodarama common stock over the 30 trading days prior to December 2, 2005, a 44% premium over the average closing price of Foodarama common stock over the 13 weeks prior to December 2, 2005, a 10% premium over the 52 week high prior to December 2, 2005, and a 71% premium over the 52 week low prior to December 2, 2005. The premiums over historical trading prices represented by the tender offer support the substantive fairness of the tender offer.

      o The tender offer is conditioned on the tender of at least a sufficient number of shares such that, after the shares are purchased pursuant to the tender offer, Saker

            Holdings Corp. would own at least 90% of Foodarama's then outstanding common stock (which we refer to as the minimum tender condition). In addition, Saker Holdings Corp. will not purchase shares in the tender offer if less than a majority of the outstanding shares, excluding the shares beneficially owned by the purchaser group, are validly tendered and not withdrawn, unless it waives that condition (which we refer to as the majority of the minority condition). Accordingly, approximately 239,947 shares not owned by the purchaser group would need to be validly tendered and not withdrawn to satisfy the majority of the minority condition. Acceptance of the tender offer by the unaffiliated shareholders holding such number of shares provides meaningful procedural protection for Foodarama's shareholders, supporting the procedural fairness of the tender offer.

            Further, if approximately 381,007 of the shares not owned or controlled by the purchaser group are validly tendered and not withdrawn, both the majority of the minority condition and the minimum tender condition would be satisfied, further supporting the procedural fairness of the tender offer.

      o Shareholders of Foodarama who elect not to tender their shares in the tender offer will receive the same consideration in the merger that Saker Holdings Corp. pays in the tender offer, subject to their right to assert appraisal rights and demand payment of the fair value of the shares of FSM-Delaware that they receive in the share exchange for their shares pursuant to the appraisal rights provisions of the Delaware General Corporation Law. See Annex C for the text of the appraisal rights provisions and the proposed form of Agreement and Plan of Merger between Saker Holdings Corp. and FSM-Delaware annexed hereto as Annex D. Thus, because shareholders would receive the same consideration in the merger or have the ability to assert dissenters' rights and seek payment of the fair value of their shares, shareholders would not be coerced to tender their shares in the tender offer, further supporting the procedural fairness of the tender offer.

      o The tender offer provides the opportunity for Foodarama shareholders not affiliated with Saker Holdings Corp. or the purchaser group to sell all of their shares without the risk of fluctuation in the sale price that may otherwise be associated with such a sale and without incurring brokerage and other costs typically associated with market sales (other than fees that may be charged by a broker or nominee for Foodarama shares held in "street name").

      o The recommendation of the Special Committee that the unaffiliated shareholders tender their shares in the tender offer provides such shareholders with an independent evaluation of the substantive fairness of the tender offer and supports the procedural fairness of the tender offer.

      o The receipt by the Special Committee of an opinion from Blair as to the fairness of the tender offer consideration from a financial point of view to the unaffiliated shareholders provides such shareholders with an independent expert's evaluation of the financial fairness of the tender offer.

      o Members of the Board of Directors and executive officers of Foodarama who are not among the purchaser group but who are Foodarama shareholders have advised Saker Holdings Corp. that they intend to tender their shares in the tender offer, further supporting the substantive fairness of the tender offer.

      o Saker Holdings Corp. and the members of the purchaser group believe the tender offer consideration to be fair considering Foodarama's recent financial performance, profitability and uncertain growth prospects. In considering these factors, the purchaser group took into account the fact that Foodarama's profitability had declined during each of the five most recently completed fiscal years and that potential competition, including the possibility that WalMart might introduce WalMart SuperCenters and Wegmans Food Markets, Inc. might expand its presence in Foodarama's market areas, could have an adverse impact on growth, profitability and the market price of Foodarama's common stock. In addition, the risk factors and uncertainties identified in Foodarama's Exchange Act reports represent factors that could materially limit Foodarama's growth and profitability and impact its share price in future periods. As a result, Saker Holdings Corp. and the members of the purchaser group believe that the tender offer consideration, which represents a premium to historical trading prices, is substantively fair.

      o The tender offer and the merger would shift the risk of the future financial performance of Foodarama from the public shareholders, who do not have the power to control decisions made as to Foodarama's business, entirely to the members of the purchaser group, certain members of which would have the power to control Foodarama's business and have the resources to manage and bear the risks inherent in the business over the long term.

      o Saker Holdings Corp. and the purchaser group considered the terms of the tender offer and the merger, including the amount and form of the consideration, the tender offer structure, which would provide an expeditious means for Foodarama's shareholders not affiliated with Saker Holdings Corp. or the purchaser group to receive the tender offer consideration, and the minimum tender condition and the majority of the minority condition, as all supporting the procedural and substantive fairness of the tender offer.

      o The tender offer, particularly when considered in light of the average daily trading volume of 252 shares of Foodarama common stock for the year ended December 1, 2005 (the last full trading day before the original announcement of the going private proposal) and 479 shares for the four years ending December 1, 2005, provides the opportunity for Foodarama's shareholders not affiliated with Saker Holdings Corp. or the purchaser group to sell all of their shares without the risk of fluctuation in the sale price that may otherwise be associated with such a sale and without incurring brokerage and other costs typically associated with market sales (other than fees that may be charged by a broker or nominee for shares held in "street name").

      o The small size of Foodarama "public float" and its small shareholder base, as indicated by the approximately 293 holders of record plus approximately 311 beneficial owners as of May 1, 2006, decrease the likelihood that there will be a significant active trading market for the shares in the foreseeable future.

      o Foodarama has never paid a cash dividend and there is no intention to do so in the foreseeable future.

      o The tender offer provides Foodarama shareholders an opportunity to sell all of their shares at a premium in a market that has consistently evidenced limited liquidity.

      o The $53 tender offer price represents a 20% premium relative to Foodarama's net book value as reported on Foodarama's Form 10-Q for the fiscal quarter ended January 28, 2006 filed with the SEC, a 22.1% premium relative to Foodarama's net book value as reported on Foodarama's 10-K for the fiscal year ended October 29, 2005 and a 27% premium relative to Foodarama's net book value as reported on Foodarama's Form 10-K for the fiscal year ended October 30, 2004 filed with the SEC.

      Saker Holdings Corp. and the members of the purchaser group do not believe that Foodarama liquidation value is materially relevant to the market value of Foodarama's business based upon their understanding of the supermarket industry, their general business knowledge that liquidation sales generally result in proceeds substantially less than the sale of a going concern business and the impact of the Wakefern Agreement. Specifically, the purchaser group took into account their belief that the liquidation value of supermarket assets is adversely impacted by the nature of the assets, including goods with limited shelf life, private label products which could be sold to a limited market and fixtures and equipment which are costly to remove, disassemble and transport. In addition, the purchaser group took into consideration that each of Foodarama's stores is leased and the ability to realize value from lease assignments would be uncertain due to restrictions on assignment contained in the leases. Further, the purchaser group took into account the provisions of the Wakefern Stockholders' Agreement which would trigger significant payments to Wakefern if individual stores were closed or sold to a party other than a member of the Wakefern cooperative. Accordingly, Saker Holdings Corp. and the purchaser group did not undertake an analysis of liquidation value.

      Saker Holdings Corp. and the purchaser group also considered the following factors, each of which they considered negative, in their deliberations concerning the fairness of the terms of the tender offer and the merger:

      o Following the successful completion of the tender offer, the share exchange and the merger, shareholders of Foodarama (other than the members of the purchaser group) would cease to have the opportunity to participate in the future earnings or growth, if any, of Foodarama or benefit from increases, if any, in the value of their holdings of Foodarama.

      o The structure of the transaction does not provide Foodarama shareholders with an opportunity to approve or disapprove the tender offer or the merger by means of a shareholder vote (but does provide each shareholder an opportunity to decide whether to participate in the tender offer and approve the share exchange).

      o The financial interests of the members of the purchaser group with regard to the tender offer price are generally adverse to the financial interests of the shareholders being asked to tender their shares. In addition, officers and directors of Foodarama have conflicts of interest in connection with the tender offer and the merger.

      o Although the Special Committee has received a fairness opinion from Blair, the tender offer price may be less than what would be obtained if Foodarama was actually sold to an independent third party. However, in light of the perception of Saker Holdings Corp. and the members of the purchaser group that there has been a sustained lack of interest from independent third parties in the market in actually acquiring Foodarama and the financial impediment to any such acquisition imposed by the Wakefern Stockholders' Agreement, Saker Holdings Corp. and the purchaser group did not give this factor much weight in their determination of the fairness of the tender offer.

      o The financing for the tender offer and the merger will ultimately be secured by the assets of Foodarama.

      Saker Holdings Corp. and the purchaser group believe that the current trading prices of Foodarama common stock at or near the tender offer price are not relevant to the substantive fairness of the tender offer price because they believe that these prices reflect the existence of the tender offer, as evidenced by the fact that the price of Foodarama common stock increased to levels near the tender offer price immediately after the December 2, 2005 announcement of the purchaser group's interest in taking Foodarama private and remained at that level thereafter.

      The foregoing discussion of the information and factors considered by Saker Holdings Corp. and the purchaser group is not intended to be exhaustive but includes all material factors considered. In view of the variety of factors considered in connection with their evaluation of the tender offer and the merger, Saker Holdings Corp. and the purchaser group did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determination and recommendation. However, considering these factors as a whole and in the context of Foodarama's financial position, and the belief of Saker Holdings Corp. and the members of the purchaser group that individual shareholders are best able to determine for themselves whether to tender their shares and obtain cash in the tender offer, Saker Holdings Corp. and the members of the purchaser group believe the tender offer, the share exchange and the merger are in the best interests of Foodarama and its shareholders and are substantively and procedurally fair.

      THE VIEWS OF SAKER HOLDINGS CORP. AND THE PURCHASER GROUP AS TO THE FAIRNESS OF THE OFFER AND THE MERGER SHOULD NOT BE CONSTRUED AS A RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR SHARES.

                                  RISK FACTORS

      In deciding whether to vote in favor of the proposal to approve the Agreement and Plan of Share Exchange, you should carefully read this proxy statement/prospectus and the documents referred to in this proxy statement/prospectus. You should also carefully consider the following risk factors:

      The share exchange is part of a going private transaction intended to eliminate the equity interest of Foodarama shareholders other than the members of the purchaser group that formed Saker Holdings Corp.

      Shareholders of Foodarama, other than the members of the purchaser group that formed Saker Holdings, will not have the opportunity to participate in the future earnings or growth of Foodarama if the tender offer, share exchange and proposed merger are completed. Saker Holdings Corp. intends to effect a merger of FSM-Delaware with and into Saker Holdings Corp. and pay to shareholders of Foodarama that did not tender their shares in the tender offer $53 for each share of FSM-Delaware received in the share exchange, subject to appraisal rights under Delaware law.

      The market price of Foodarama common stock may decline if the proposed tender offer is not completed.

      The market price of Foodarama common stock rose significantly after the tender offer was announced, and may decline significantly if the tender offer is not completed. On December 1, 2005, the day preceding the announcement of the tender offer, the closing price of Foodarama common stock on the American Stock Exchange was $37 per share. During the 30 day and 12 month periods ending December 1, 2005, the average closing prices of the Foodarama common stock were $38.43 and $36.11, respectively. On December 5, 2005, the first trading day after the date of the announcement of the tender offer, the closing price of Foodarama common stock was $51.50 per share.

      Foodarama shareholders who do not tender their shares pursuant to the tender may not have a trading market for their shares if the tender offer is completed but the share exchange is not approved.

      The condition to the completion of the tender offer that the share exchange be approved by Foodarama's shareholders may be waived by Saker Holdings Corp. As a result, if Saker Holdings Corp. completed the tender offer and waived the condition requiring approval of the share exchange, it could cause Foodarama to terminate the registration of its shares under the Securities Exchange Act of 1934. If such registration was terminated, Foodarama would no longer be obligated to file reports with the SEC and its shares would no longer be eligible for listing on the American Stock Exchange. Under these circumstances, holders of Foodarama common stock who did not tender their shares pursuant to the tender offer would have no public market for their shares of Foodarama common stock.

      Shareholders of Foodarama will not be entitled to share in any premium that might be payable by an acquirer in a sale transaction occurring after the completion of the tender offer, share exchange and merger.

      Shareholders of Foodarama who are not affiliated with Saker Holdings Corp. will have no remaining equity interest in Foodarama if the tender offer, share exchange and proposed merger are completed. Any premium that might be payable for shares of Foodarama in a sale transaction occurring after the completion of the tender offer, share exchange and merger will inure solely to the benefit of Saker Holdings Corp. and its stockholders. No such transactions are pending or contemplated at this time.

      If the share exchange is not approved by Foodarama shareholders and Saker Holdings Corp. does not complete its tender offer, Foodarama may be required to reimburse Saker Holdings Corp. for its out-of-pocket expenses.


      Foodarama and Saker Holdings Corp. have entered into a Tender Offer and Support Agreement which requires Foodarama to reimburse Saker Holdings Corp. for out-of-pocket expenses incurred in connection with its proposed tender offer if Foodarama's shareholders fail to approve the share exchange and the Tender Offer and Support Agreement is terminated. The purchaser group estimates these expenses to be approximately $1,000,000 as of June 1, 2006.


Foodarama may be required to pay a $1,500,000 termination fee to Saker Holdings Corp. under certain circumstances.

      Foodarama will be required to pay a $1,500,000 termination fee to Saker Holdings Corp. if Foodarama terminates the Tender Offer and Support Agreement between it and Saker Holdings Corp. for any reason other than the failure of Saker Holdings Corp. to accept and pay for the shares validly tendered in the tender offer once it becomes obligated to do so. Foodarama will also be obliged to pay the $1,500,000 termination fee to Saker Holdings Corp. if the Tender Offer and Support Agreement is terminated by Saker Holdings Corp. due to:

      o a breach by or failure to perform by Foodarama of any of its representations, warranties or covenants set forth in the Tender Offer and Support Agreement; or

      o     the Foodarama Board of Directors or the Special Committee:

            o withdrawing or modifying, or publicly proposing to withdraw or modify, in a manner adverse to Saker Holdings Corp. its approval or recommendation of the Tender Offer and Support Agreement, the tender offer or the share exchange;

            o failing to recommend that the Foodarama shareholders accept the tender offer and vote in favor of the share exchange;

            o publicly approving or recommending, or publicly proposing to approve or recommend, an alternative takeover proposal; or

            o expressing no opinion, remaining neutral or taking no position with respect to a tender offer made by a party other than Saker Holdings Corp.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This proxy statement/prospectus contains or incorporates by reference forward-looking statements with respect to the share exchange, which is part of a "going private" transaction, and Foodarama's financial condition, results of operations and business. Forward-looking statements by their nature involve a degree of risk and uncertainty, including, but not limited to, the risks and uncertainties identified herein or in the documents incorporated by reference. All statements regarding the expected benefits of the share exchange and "going private" transaction are forward-looking statements. The forward-looking statements may include statements for the period following completion of the share exchange and "going private" transaction. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," "continues," "may," "intends," "plans" or similar expressions in this proxy statement/prospectus or in the documents incorporated by reference. You should be aware that any forward-looking statements in this proxy statement/prospectus only reflect current expectations and are not guarantees of performance. Actual results may differ materially from those expressed or implied by forward-looking statements. As you make your decision how to vote, please take into account that forward-looking statements speak only as of the date of this proxy statement/prospectus or, in the case of documents incorporated by reference, the date of any such document.

      We have identified factors that could cause actual plans or results to differ materially from those included in any forward-looking statements. These factors include, but are not limited to, the following:

      o changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof, including taxing authorities not agreeing with our assessment of the effects of such laws, treaties and regulations;

      o costs or difficulties related to the share exchange and/or related "going private" transaction, which could be greater than expected;

      o significant changes in trade, monetary or fiscal policies, including changes in interest rates;

      o     a dramatic change in market conditions;

      o a dramatic change in the current reporting and compliance laws of the Securities and Exchange Commission; and

      o costs and effects of unanticipated legal and administrative proceedings.

                                 SPECIAL MEETING


      This proxy statement/prospectus is being furnished in connection with the solicitation of proxies from the holders of shares of Foodarama common stock by the Foodarama Board of Directors relating to the share exchange and other matters to be voted upon at the special meeting of Foodarama shareholders and at any adjournment or postponement of the special meeting. This proxy statement/ prospectus is also a prospectus for FSM-Delaware common stock to be issued in the share exchange. Foodarama is mailing this proxy statement/prospectus to shareholders beginning on or about June __, 2006. You should read this proxy statement/prospectus carefully before voting your shares.


When and Where the Special Meeting Will be Held


      The special meeting of Foodarama shareholders will be held at 9:30 a.m., local time, on Wednesday, July 19, 2006, at 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey.


What Will be Voted Upon

      At the special meeting, you will be asked to consider and vote upon the following items:

      o to adopt the Agreement and Plan of Share Exchange, substantially in the form attached to this proxy statement/prospectus as Annex I, between Foodarama and FSM-Delaware, pursuant to which each outstanding share of common stock of Foodarama will be exchanged for one share of common stock of FSM-Delaware, Foodarama will become a wholly owned subsidiary of FSM-Delaware and all current shareholders of Foodarama will become stockholders of FSM-Delaware; and

      o to transact such other business as may properly come before the special meeting.

Only Foodarama Shareholders of Record as of June 1, 2006 Are Entitled to Vote

      Only Foodarama shareholders of record at the close of business on June 1, 2006, as shown in our records, will be entitled to vote, or to grant proxies to vote, at the special meeting. On the record date, there were approximately 988,867 shares of Foodarama common stock outstanding and entitled to vote at the special meeting.

A Majority of the Outstanding Shares Must be Represented for a Vote to be Taken

      In order to have a quorum, the holders of record of shares entitled to cast a majority of the Foodarama votes must be represented in person or by proxy at the special meeting. If a quorum is not present, a majority of shares that are represented at the special meeting may adjourn or postpone the special meeting.

Required Vote for the Share Exchange

      In order to approve the share exchange, the Agreement and Plan of Share Exchange must be adopted by the affirmative vote of at least two-thirds (2/3) of the votes cast by holders of shares present in person or represented by proxy at the special meeting and entitled to vote as of the record date. Each share of Foodarama common stock is entitled to one vote. As of the record date for the special meeting, Foodarama's directors and executive officers and their affiliates owned or were entitled to vote, in the aggregate, approximately 405,913 shares of Foodarama common stock, which represents approximately 41.1% of the outstanding shares of Foodarama common stock. These persons have informed us that they intend to vote their shares in favor of the proposal to approve the Agreement and Plan of Share Exchange. As of the record date, members of the purchaser group that formed Saker Holdings Corp. owned or controlled the vote of 508,974 shares of Foodarama common stock, which represents approximately 51.5% of the outstanding Foodarama common stock. These persons have informed us that they intend to vote their shares in favor of the proposal to adopt the Agreement and Plan of Share Exchange. There is considerable overlap between the two groups of shareholders. Collectively, the directors and executive officers of Foodarama and their affiliates and the members of the purchaser group own or are entitled to vote approximately 52% of the outstanding Foodarama common stock.

Voting Your Shares and Changing Your Vote

Voting Your shares

      The Foodarama Board of Directors is soliciting proxies from the Foodarama shareholders. This will give you the opportunity to vote at the special meeting. When you deliver a valid proxy, the shares represented by that proxy will be voted in accordance with your instructions.


      If you are a shareholder of record, you may vote in three different ways. You may vote by marking, signing, dating and mailing your proxy card in the enclosed postage-prepaid envelope. Alternatively, you may provide your proxy instructions via the toll free call center set up for this purpose at (800) 776-9437. Finally, you can provide your instructions via the Internet at www.voteproxy.com. Telephone and Internet proxies must be used in conjunction with, and will be subject to, the information and terms contained on the proxy card. Similar procedures may also be available to shareholders who hold their shares through a broker, nominee, fiduciary or other custodian.


      If you hold your shares of Foodarama common stock in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your shares.

      To be effective, your form of proxy must be received by us prior to the beginning of voting at the special meeting.

      Please vote as soon as possible even if you currently plan to attend the special meeting in person, so that your shares may be represented and voted at the special meeting.

Changing Your Vote by Revoking Your Proxy

      There are three ways in which you may revoke your proxy and change your vote:

1. You may send a written notice to our Information Agent and Proxy Solicitor, Mackenzie Partners, Inc., stating that you would like to revoke your proxy; this notice must be received prior to the special meeting;

2. You may complete and submit a new later-dated proxy by the method described above; the latest dated proxy actually received by Foodarama prior to the special meeting will be the one that is counted, and all earlier proxies will be revoked; or

3. You may attend the special meeting and vote in person; however, simply attending the special meeting will not revoke your proxy.

      If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from that person to change or revoke your proxy.

How Proxies Are Counted

      If you return a signed and dated proxy card but do not indicate how the shares are to be voted, those shares represented by your proxy card will be voted as recommended by the Foodarama Board of Directors. A valid proxy also gives the individuals named as proxies authority to vote in their discretion when voting the shares on any other matters that are properly presented for action at the special meeting. A properly executed proxy marked "Abstain" will not be voted. Abstentions will be counted as "shares present" at the special meeting for the purposes of determining whether a quorum exists. However, since abstentions are not votes cast in favor or against the share exchange, they will not affect the outcome of the vote. Proxies submitted by brokers that do not indicate a vote because brokers do not have discretionary voting authority and have not received instructions as to how to vote (so-called "broker non-votes") are also considered "shares present," but also will not affect the outcome of any vote. The American Stock Exchange rules do not permit brokers or nominees to vote the shares that they hold beneficially either for or against the adoption of the Agreement and Plan of Share Exchange without specific instructions from the person who beneficially owns those shares. Therefore, if your shares are held by a broker or other nominee and you do not give them instructions on how to vote your shares, your shares will not be voted, and will not have an effect on the outcome of the vote.

Cost of Solicitation

      Foodarama will pay the cost of soliciting proxies. In addition to solicitation by mail, telephone or other means, Foodarama will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy materials to beneficial owners. Foodarama will, upon request, reimburse these institutions for their reasonable expenses. Foodarama has retained Mackenzie Partners, Inc. to aid in the solicitation of proxies for a fee of approximately $10,000, plus certain additional ancillary charges based on the number of proxies solicited, plus reasonable costs and expenses.

     You should not send in your stock certificate(s) with your proxy cards.

          INTERESTS OF CERTAIN PERSONS IN THE GOING PRIVATE TRANSACTION

The members of the purchaser group and certain officers and directors of Foodarama have interests in the going private transaction which differ from those of other Foodarama shareholders, including the interests described below:

      o The executive officers and directors of Foodarama hold options to acquire an aggregate of 94,000 shares of Foodarama common stock. The vesting period of options with respect to 7,500 shares held by Richard J. Saker has been accelerated in connection with the going private transaction. Any options held by executive officers and directors that are not members of the purchaser group that remain outstanding at the time the tender offer is completed will be settled for cash in an amount equal to the amount determined by multiplying the number of shares subject to the option by $53 and subtracting the aggregate exercise price of the option. The members of the purchaser group have agreed to waive their right to exercise options that vest as a result of the offer and their right to receive a cash settlement for such options. All options held by members of the purchaser group will be cancelled. Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker will be granted options in Saker Holdings Corp.

      o If the tender offer, share exchange and merger are completed, the purchaser group, through Saker Holdings Corp., will be entitled to all benefits resulting from 100% ownership of Foodarama, including all income generated by Foodarama operations and any increase in Foodarama value. Shareholders of Foodarama not affiliated with the purchaser group will cease to have the opportunity to participate in the future earnings or growth, if any, of Foodarama or to benefit from increases, if any, in the value of their holdings in Foodarama.

                    EXPENSES OF THE GOING PRIVATE TRANSACTION

      Pursuant to a letter agreement dated January 5, 2006, Foodarama agreed to pay Blair a retainer fee of $100,000 upon the execution of the letter agreement; and $250,000 upon delivery of a fairness opinion. The engagement letter also provided that if Blair participated in negotiations with Saker Holdings Corp. with respect to a going private transaction at the Special Committee's request and the Special Committee concluded that Blair performed such services to its satisfaction, then Foodarama would pay an additional $50,000 fee to Blair. The Special Committee has directed Foodarama to pay this additional fee. In addition, Foodarama also agreed to indemnify Blair against certain potential losses and expenses, including liabilities under the federal securities laws, arising out of its engagement and reimburse Blair for out-of-pocket expenses.

      Foodarama will bear the entire cost of solicitation of proxies, including preparation, assembling, printing and mailing of this proxy statement/prospectus, the proxy card and any additional information furnished by Foodarama to its shareholders. Foodarama has retained MacKenzie Partners, Inc. as its Information Agent and Proxy Solicitor for the special meeting of Foodarama shareholders. Foodarama will pay MacKenzie Partners reasonable and customary expenses in connection with the share exchange, and will reimburse MacKenzie Partners for reasonable out-of-pocket expenses. Solicitation of proxies may, in certain instances, be made personally or by telephone by directors, officers and other employees of Foodarama without additional compensation.

      The following is an estimate of the fees and expenses to be incurred by Foodarama in connection with the share exchange and going private transaction:

      Filing Fees                                                         $6,000
      Special Committee Advisor Fees and Expenses                       $360,000
      Accounting Fees and Expenses                                       $15,000
      Information Agent and Proxy Solicitor Fees                         $10,000
      Legal, Printing and Miscellaneous                                 $280,000
                                                                        --------
           Total                                                        $671,000

      Pursuant to an engagement letter executed in April 2005, Joseph J. Saker, Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker agreed Conway Del Genio would be paid a fee for its services to the purchaser group in the amount of $750,000 contingent upon the closing of the tender offer or any other transaction which results in the members of the purchaser group individually or collectively increasing in any material respect their percentage ownership interest in the Company. In addition, the purchaser group has agreed to reimburse Conway Del Genio for reasonable out-of-pocket expenses incurred in connection with its performance of services pursuant to the engagement letter. The purchaser group has also agreed to indemnify Conway Del Genio and its affiliates, managers, members, officers, agents and each person, if any, controlling Conway Del Genio or any of its affiliates against certain liabilities under the federal securities laws, arising out of Conway Del Genio's engagement.

      The following is an estimate of the fees and expenses to be incurred by Saker Holdings Corp. and the members of the purchaser group in connection with the tender offer and merger:

Filing Fees                                                               $3,400
Advisor's Fees and Expenses                                             $760,000
Depositary and Information Agent Fees                                    $50,000
Legal, Printing and Miscellaneous Fees and Expenses                     $600,000
Lender fees and expenses                                              $1,875,000
                                                                      ----------
         Total                                                        $3,288,400

                               THE SHARE EXCHANGE

The Agreement and Plan of Share Exchange

      Foodarama and FSM-Delaware have entered into the Agreement and Plan of Share Exchange, which is the legal document that governs the share exchange. We recommend that you carefully read the complete Agreement and Plan of Share Exchange for the precise legal terms of the share exchange and other information that may be important to you. The Agreement and Plan of Share Exchange is attached to this proxy statement/prospectus as Annex A.

Conditions to Consummation of the Share Exchange

      The share exchange will not be completed unless, among other things, the following conditions are satisfied or, if allowed by law, waived:

      o     Foodarama shareholders shall have duly approved the share exchange;

      o The tender offer shall have been consummated or, if not, the Foodarama Board of Directors shall have confirmed, subsequent to shareholder approval of the share exchange, that consummation of the share exchange is advisable; and

      o No injunction, restraining order or other court order prohibiting consummation of the share exchange shall be in effect, and no governmental action or proceeding shall have been commenced or threatened that seeks to prohibit, restrain, invalidate or set aside the consummation of the share exchange.

Effective Time

      Once Foodarama shareholders have approved the share exchange and the other conditions to completion of the share exchange are met or waived, Foodarama will file a certificate of share exchange with the appropriate governmental office in the State of New Jersey. The share exchange will take effect at the time of that filing unless Foodarama specifies a later effective time in the certificate. We anticipate that the merger of FSM-Delaware with and into Saker Holdings Corp. will take place immediately following completion of the share exchange.

Amendment or Termination

      The Agreement and Plan of Share Exchange may, to the extent permitted by law, be amended at any time, whether before or after shareholder approval, by action taken by the Foodarama Board of Directors. The agreement may be terminated for any reason before the certificate of share exchange is filed with the State of New Jersey, by resolution of the Foodarama Board of Directors.

Automatic Share Conversion

      If you hold shares of Foodarama common stock which are not acquired by Saker Holdings Corp. in the tender offer, those shares will automatically become shares of FSM-

Delaware common stock upon completion of the share exchange. The certificates representing that Foodarama common stock will, at the effective time of the share exchange, automatically represent the same number of shares of FSM-Delaware common stock. Thus, you will not need to physically exchange your stock certificates in order to exercise your rights as a shareholder of FSM-Delaware.

Management of FSM-Delaware

      The individuals who are officers and directors of Foodarama currently serve in the same capacities as officers and directors of FSM-Delaware. Each of the directors of Foodarama and FSM-Delaware, other than Richard J. Saker and Joseph J. Saker, has submitted a resignation from their respective positions as directors of Foodarama and FSM-Delaware that is conditioned upon and to take effect only upon the consummation of the tender offer under circumstances in which Saker Holdings Corp. has acquired a number of shares of Foodarama common stock as would result in its owning 90% or more of Foodarama's common stock after the completion of the tender offer. Saker Holdings Corp. has agreed to implement a "short-form" merger of FSM Delaware into Saker Holdings Corp. once that 90% level has been reached and the share exchange is completed. Other than as described above, Saker Holdings Corp. does not plan to make any changes in Foodarama's management after the completion of the going private transaction.

Required Vote for the Share Exchange

      In order to approve the share exchange, the Agreement and Plan of Share Exchange must be approved by the affirmative vote of at least two-thirds (2/3) of the votes cast by holders of shares present in person or represented by proxy at the Special Meeting and entitled to vote as of the record date. Each share of Foodarama common stock is entitled to one vote. Abstentions will be counted as "shares present" at the special meeting for the purposes of determining whether a quorum exists. However, since abstentions are not votes cast in favor or against the share exchange, they will not affect the outcome of the vote. Proxies submitted by brokers that do not indicate a vote because brokers do not have discretionary voting authority and have not received instructions as to how to vote (so-called "broker non-votes") are also considered "shares present," but also will not affect the outcome of any vote. Under the rules of the American Stock Exchange, brokers who hold shares in street name for customers have the authority to vote on many "routine" proposals when they have not received instructions from beneficial owners. Under these rules, brokers are precluded from exercising their voting discretion with respect to proposals for non-routine matters like the share exchange. Thus, absent specific instructions from you, your broker is not empowered to vote your shares with respect to the adoption of the Agreement and Plan of Share Exchange.

      As of the record date for the special meeting, there were 988,867 shares of Foodarama common stock outstanding and entitled to vote. As of the record date, Foodarama's directors and executive officers and their affiliates owned or were entitled to vote, in the aggregate, approximately 405,913 shares of Foodarama common stock, which represents approximately 41.0% of the outstanding Foodarama common stock. These persons have informed us that they intend to vote their shares in favor of the proposal to adopt the Agreement and Plan of Share Exchange. As of the record date, members of the purchaser group that formed Saker Holdings

Corp. owned or controlled the vote of 508,974 shares of Foodarama common stock, which represents approximately 51.5% of the outstanding Foodarama common stock. These persons have informed us that they intend to vote their shares in favor of the proposal to adopt the Agreement and Plan of Share Exchange. Collectively, the directors and executive officers of Foodarama and their affiliates and the members of the purchaser group own or are entitled to vote approximately 51.9% of the outstanding Foodarama common stock.

Rights of Dissenting Shareholders

      Under New Jersey law, you do not have "dissenters' rights" in connection with the share exchange because shares of Foodarama common stock are listed on the American Stock Exchange; however, if you do not tender your shares pursuant to the tender offer and therefore receive shares of FSM-Delaware common stock pursuant to the share exchange, you will have, as a holder of FSM-Delaware common stock, appraisal rights under the Delaware General Corporation Law in connection with the merger as described in the section of this proxy statement/prospectus captioned "Appraisal Rights." A shareholder's failure to vote against the share exchange will not constitute a waiver of appraisal rights with respect to the merger.

Dividends

      Foodarama has not paid any cash dividends on shares of Foodarama common stock since 1979, and FSM-Delaware does not anticipate paying dividends after consummation of the share exchange.

Stock Options

      Pursuant to the terms of Foodarama's stock option plans, the vesting schedules of options have been accelerated to permit their exercise prior to the consummation of the tender offer. Upon consummation of the tender offer, option holders (other than the members of the purchaser group) whose options have not been exercised will receive the amount by which the tender offer price exceeds the exercise price in cash and their options will be cancelled. Any options held by a member of the purchaser group that are not exercised prior to the consummation of the tender offer will be cancelled. It is anticipated that Saker Holdings Corp. will issue to Richard J. Saker, Joseph J. Saker, Jr. and Thomas
A. Saker options to acquire 50,000, 20,000 and 20,000 shares of common stock of Saker Holdings Corp., respectively.

Stock Exchange Listing

      Shares of Foodarama common stock are currently listed on the American Stock Exchange. The shares will be delisted from the American Stock Exchange upon completion of the share exchange, and we do not anticipate that shares of FSM-Delaware common stock will be listed on any stock exchange or included in any quotation system following the completion of the share exchange if the tender offer is completed. If the tender offer is not completed but the Board of Directors of Foodarama elects to implement the share exchange, we anticipate that application would be made to have the shares of FSM-Delaware listed on the American Stock Exchange. In such event, we would defer the implementation of the share exchange until such time as the FSM-Delaware shares were approved for listing on the American Stock Exchange.

Accounting Treatment of the Share Exchange

      The share exchange will have no accounting consequences since the assets, liabilities and equity of Foodarama will be carried over to FSM-Delaware at the same amounts.

                     THE TENDER OFFER AND SUPPORT AGREEMENT

      On March 2, 2006, Foodarama and Saker Holdings Corp. entered into the Tender Offer and Support Agreement which, among other things, required or requires that:

      o Saker Holdings Corp. commence the tender offer at a price of $53 per share;

      o Foodarama and FSM-Delaware enter into the Agreement and Plan of Share Exchange;

      o Foodarama prepare this proxy statement-prospectus and convene the special meeting so shareholders can vote on the share exchange;

      o Foodarama inform its shareholders about the recommendation of the Special Committee with respect to the share exchange and the tender offer;

      o Foodarama complete the share exchange as soon as reasonably practicable (and not more than two business days) after Saker Holdings Corp. consummates the tender offer; and

      o Saker Holdings Corp. accept for payment, and pay for, any shares tendered pursuant to the tender offer, subject to the conditions set forth in the Tender Offer and Support Agreement.


      The initial expiration date of the tender offer will be 12:00 midnight Eastern Time on July 19, 2006. Saker Holdings Corp. has the right to extend the expiration date of the tender offer if any conditions to the tender offer are not satisfied or waived for a time period reasonably necessary to permit such condition to be satisfied. In addition, Saker Holdings Corp. may extend the tender offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission applicable to the tender offer. If all of the conditions to the tender offer have been satisfied or waived, Saker Holdings Corp. may extend the tender offer for a "subsequent offering period" not to exceed 20 business days to the extent permitted under, and in compliance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended, but in no event beyond July 21, 2006 without the consent of Foodarama.

      If a sufficient number of shares have not been tendered by the scheduled expiration date of the tender offer and not withdrawn to allow Saker Holdings Corp. to consummate the tender offer and own, along with its shareholders, more than 90% of the Foodarama common stock, and Saker Holdings Corp. has not waived that condition, then, at the request of Foodarama, Saker Holdings Corp. will be required to extend the expiration date. Saker Holdings Corp. will be required to continue with incremental extensions until (i) the 90% condition is satisfied or waived, (ii) Saker Holdings Corp. reasonably determines that the 90% condition is not capable of being satisfied on or prior to July 21, 2006, (iii) the Tender Offer and Support Agreement is terminated, or (iv) July 21, 2006, whichever occurs first.

      If Foodarama fails to perform in any material respect any obligations under the Tender Offer and Support Agreement and the ten-day cure period provided in the agreement has not expired, Saker Holdings Corp. is required, upon Foodarama's request, to extend the expiration date of the tender offer in one or more increments, but not for more than ten days, until the failure is cured, the cure period expires, the Tender Offer and Support Agreement is terminated, or July 21, 2006, whichever occurs first.


      Saker Holdings Corp. will not be required to accept for payment or pay for any shares of Foodarama common stock tendered pursuant to the tender offer unless:

      o there shall have been tendered and not withdrawn at least a majority of the outstanding shares not owned by members of the purchaser group that formed Saker Holdings Corp.;

      o there shall have been validly tendered and not withdrawn a sufficient number of shares such that, after the shares are purchased pursuant to the tender offer, Saker Holdings Corp. and its shareholders would together own at least 90% of the outstanding Foodarama common stock;

      o the share exchange shall have been approved by the shareholders of Foodarama;

      o Saker Holdings Corp. shall have received the proceeds of the financing contemplated by GMAC's commitment letter.

      In addition, Saker Holdings Corp. will have no obligation to accept for payment or pay for any shares validly tendered pursuant to the tender offer if at any time prior to the expiration of the tender offer any of the following events shall have occurred and be continuing and shall not have resulted from the breach by Saker Holdings Corp. of any of its obligations under the Tender Offer and Support Agreement:

      o there shall be in effect any order of any governmental entity of competent jurisdiction: (i) which makes illegal, prevents, makes materially more expensive (without taking into account any legal fees or expenses incurred in connection with the order or the tender offer), restrains or prohibits the tender offer, the acceptance for payment of, or payment for, any shares by Saker Holdings Corp. or any affiliate of Saker Holdings Corp., or the consummation of the share exchange or merger; (ii) which prohibits the ownership or operation by Saker Holdings Corp., Foodarama or any of its subsidiaries of all or a material portion of the business or assets of Saker Holdings Corp., Foodarama or any of its subsidiaries or which compels Saker Holdings Corp., Foodarama or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Saker Holdings Corp., Foodarama or any of its subsidiaries; (iii) which imposes material limitations on the ability of Saker Holdings Corp., or any affiliate of Saker Holdings Corp. to exercise full rights of ownership of any shares of


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

            Foodarama common stock, including, without limitation, the right to vote any shares acquired by Saker Holdings Corp. pursuant to the tender offer or otherwise on all matters presented to Foodarama's shareholders, including, without limitation, the approval and adoption of the Agreement and Plan of Share Exchange; (iv) which requires divestiture by Saker Holdings Corp. or any affiliate of Saker Holdings Corp. of any shares of Foodarama common stock; or (v) which otherwise has a material adverse effect on the business, operations, prospects, assets, financial condition or results of operations of Foodarama and its subsidiaries taken as a whole;

      o there shall be in effect any law, statute, rule, regulation, judgment, order or legislation applicable to (i) Saker Holdings Corp., Foodarama or any subsidiary or affiliate of Saker Holdings Corp. or Foodarama or (ii) any transaction contemplated by the Tender Offer and Support Agreement, which results, directly or indirectly, in any of the consequences referred to in the immediately preceding paragraph ;

      o there shall have occurred any one or more events that have a material adverse effect on the business, operations, prospects, assets, financial condition or results of operations of Foodarama and its subsidiaries taken as a whole;

      o the Foodarama Board or the Special Committee shall have (i) withdrawn or modified in a manner adverse to Saker Holdings Corp., or publicly proposed to withdraw or modify in a manner adverse to Saker Holdings Corp., its approval or recommendation of the Tender Offer and Support Agreement, the tender offer or the share exchange,
            (ii) failed to recommend to Foodarama's shareholders that they accept the tender offer, (iii) approved or recommended, or publicly proposed to approve or recommend or caused Foodarama to enter into any agreement relating to any proposal for a merger, consolidation, dissolution, recapitalization or other business combination involving Foodarama, or any proposal or offer to acquire in any manner, directly or indirectly, over 15% of the equity securities or consolidated assets of Foodarama, other than pursuant to the tender offer, the share exchange, the proposed short form merger between Saker Holdings Corp. and FSM-Delaware or a long form merger between Saker Holdings Corp. and FSM-Delaware; or (v) resolved to do any of the foregoing;

      o any of the representations and warranties of Foodarama contained in the Tender Offer and Support Agreement shall not be true and correct except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have, a material adverse effect on the business, operations, prospects, assets, financial condition or results of operations of Foodarama and its subsidiaries taken as a whole, and such inaccuracy shall not have been cured;

      o Foodarama shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Foodarama to be performed or complied with by it under the Tender Offer and Support


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

            Agreement, which failure to perform or comply cannot be or has not been cured within ten days after the giving of written notice to Foodarama of such breach;

      o there shall have been instituted or pending any shareholder derivative litigation or shareholder class action litigation against Foodarama or Saker Holdings Corp. or any of their respective subsidiaries, affiliates, officers or directors or there shall be pending any action, suit or proceeding against Foodarama or Saker Holdings Corp. or any of their respective subsidiaries, affiliates, officers or directors challenging or seeking damages or other relief in connection with the acquisition of shares of Foodarama common stock or any of the transactions related thereto by Saker Holdings Corp. or seeking to restrain or prohibit the making or consummation of the tender offer or the share exchange;

      o Foodarama shall not have received the consent of Wakefern Food Corporation to the tender offer, the share exchange, the merger and the other transactions contemplated by the Tender Offer and Support Agreement; or

      o the Tender Offer and Support Agreement shall have been terminated in accordance with its terms.

      If the tender offer and share exchange are completed under circumstances where Saker Holdings Corp. has acquired a number of shares pursuant to the tender offer that results in it and its shareholders together owning 90% or more of the outstanding shares of Foodarama common stock, then Saker Holdings Corp. will be required to effect the merger of FSM-Delaware with and into Saker Holdings Corp. and pay each shareholder of Foodarama that did not tender shares pursuant to the tender offer $53 per share for each share of FSM-Delaware common stock received in the share exchange. If Foodarama's shareholders approve the share exchange and Saker Holdings Corp. completes the tender offer, Foodarama is required to complete the share exchange as soon as reasonably practicable, and in any event no more than two business days, after completion of the tender offer.

      If Foodarama's shareholders approve the share exchange but the Tender Offer and Support Agreement is terminated prior to consummation of the tender offer, the Foodarama Board of Directors is required to determine by resolution whether to complete the share exchange or terminate the Agreement and Plan of Share Exchange.

      Foodarama has the right to terminate the Tender Offer and Support Agreement at any time and for any reason. However, Foodarama will be required to pay to Saker Holdings Corp. a termination fee of $1,500,000 (with a credit against that fee for all expenses of Saker Holdings Corp. that have been reimbursed by Foodarama) if Foodarama terminates the agreement for any reason other than (i) the failure of Saker Holdings Corp. to accept and pay for the shares validly tendered in the tender offer once it becomes obligated to do so, or (ii) the failure of Saker Holdings Corp. to provide reasonable assurance to the Special Committee that its shareholders will contribute at least 466,712 shares of Foodarama common stock to Saker Holdings Corp. and will tender the remainder of their shares in the tender offer.

      Foodarama also will be obligated to pay the $1,500,000 termination fee to Saker Holdings Corp. (with a credit against that fee for all expenses of Saker Holdings Corp. that have been reimbursed by Foodarama) if the Tender Offer and Support Agreement is terminated by Saker Holdings Corp.:

      o due to a breach by or failure to perform by Foodarama of any of its representations, warranties and covenants set forth in the Tender Offer and Support Agreement; or

      o due to the Foodarama Board of Directors or the Special Committee (i) withdrawing or modifying, or publicly proposing to withdraw or modify, in a manner adverse to Saker Holdings Corp. its approval or recommendation of the Tender Offer and Support Agreement, the tender offer or the share exchange, or (ii) failing to recommend that the Foodarama shareholders accept the tender offer and vote in favor of the share exchange, (iii) publicly approving or recommending, or publicly proposing to approve or recommend, an alternative takeover proposal or (iv) expressing no opinion, remaining neutral or taking no position with respect to a tender offer made by a party other than Saker Holdings Corp.

      Foodarama will be required to reimburse Saker Holdings Corp. for its out-of-pocket expenses incurred in connection with the tender offer and related matters, including fees payable to GMAC Commercial Finance, if Foodarama terminates the Tender Offer and Support Agreement for any reason other than (i) the failure of Saker Holdings Corp. to accept and pay for the shares validly tendered in the tender offer once it becomes obligated to do so, or (ii) the failure of Saker Holdings Corp. to provide reasonable assurance to the Special Committee that its shareholders will contribute at least 466,712 shares of Foodarama common stock to Saker Holdings Corp. and will tender the remainder of their shares in the tender offer.

      Foodarama also will be required to reimburse Saker Holdings Corp. for its out-of-pocket expenses if the Tender Offer and Support Agreement is terminated by Saker Holdings Corp. because it is not able to obtain the proceeds of the financing contemplated by the commitment letter issued to it by GMAC Commercial Finance LLC and the failure to obtain the financing results from:

      o an event that has had a material adverse effect on the business, operations, prospects, assets, financial condition or results of operations of Foodarama and its subsidiaries taken as a whole;

      o Foodarama's failure to fulfill any of its obligations under the Tender Offer and Support Agreement or from facts or circumstances that constitute a breach of any representation or warranty under the Tender Offer and Support Agreement by Foodarama;

      o Foodarama's failure to have received a fairness opinion from a financial advisor reasonably acceptable to GMAC Commercial Finance LLC endorsing the fairness to Foodarama's shareholders of the tender offer; or

      o the failure to satisfy the condition of the tender offer that requires that there shall have been tendered and not withdrawn prior to the expiration of the tender offer sufficient shares of Foodarama common stock so that Saker Holdings Corp. and its affiliates would own at least 90% of Foodarama's outstanding shares after completing the tender offer.

      If the Tender Offer and Support Agreement is terminated by Saker Holdings Corp. under circumstances in which there shall have been instituted or pending any shareholder derivative litigation or shareholder class action litigation against Foodarama or Saker Holdings Corp. or any of their respective subsidiaries, affiliates, officers or directors or there shall be pending any action, suit or proceeding against Foodarama or Saker Holdings Corp. or any of their respective subsidiaries, affiliates, officers or directors challenging or seeking damages or other relief in connection with the acquisition of shares of Foodarama common stock by Saker Holdings Corp. or any of the transactions related thereto or seeking to restrain or prohibit the making of the tender offer or share exchange, then Saker Holdings Corp. will be entitled to be reimbursed:

      o 100% of its out-of-pocket expenses if the event giving rise to the termination is one which had, or at the time of termination was reasonably likely to result in, a material adverse effect on the business, operations, assets, financial condition or results of operations of Foodarama and its subsidiaries taken as a whole;

      o none of its out-of-pocket expenses if the event giving rise to the termination did not, and at the time of termination was not reasonably likely to, have a significant economic impact on Saker Holdings Corp. or on the ability of Saker Holdings Corp. to consummate the tender offer; and

      o 80% of its out-of-pocket expenses if the event giving rise to the termination is one which fits into neither of the above categories.

                     SOURCE AND AMOUNT OF PROPOSED FINANCING

      The total amount of funds required by Saker Holdings Corp. to consummate the tender offer, and expected to be incurred by Saker Holdings Corp., is estimated to be approximately $27,060,000 exclusive of any related transaction fees and expenses. These funds are expected to be obtained through loans from GMAC to Saker Holdings Corp. The funds provided by the loans from GMAC will also be used to refinance Foodarama's existing indebtedness to GMAC and Foodarama's other lenders and to otherwise support Foodarama's operations.

      Saker Holdings Corp. has obtained a financing commitment from GMAC to provide loans in an aggregate amount not to exceed $105 million, pursuant to the commitment letter from GMAC dated November 23, 2005, as amended on February 28, 2006. GMAC's commitment letter contemplates that the funds will be provided through three loans: a revolving credit facility providing for up to $40 million in borrowings; a $35 million term loan; and a $30 million term loan.

      Prior to the merger, the loans will be secured by the shares of Saker Holdings Corp.. Following the completion of the merger, the loans will also be secured by a blanket security


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

interest in all of the surviving corporation's assets and will be subject to cross-default and cross-collateral provisions with respect to any other loans between GMAC and Saker Holdings Corp. or the surviving corporation.


      The Revolving Credit Facility is a five year term revolving credit facility bearing interest per annum at a variable rate equal to the applicable prime rate plus 2.5% or LIBOR plus 3.5%. If the Revolving Credit Facility were made as of June 1, 2006, the interest rate based on the prime rate would be 10.25% per annum and the interest rate based on LIBOR would be 8.63% per annum.

      The $35 million term loan is a five year term loan which will be available in one draw on the closing date of the tender offer and will bear interest per annum at a variable rate equal to the applicable prime rate plus 3.0% or LIBOR plus 4.0%. If the $35 million term loan were made as of June 1, 2006, the interest rate based upon the prime rate would be 10.75% per annum and the interest rate based upon LIBOR would be 9.13% per annum.

      The $30 million term loan is a five year term loan which will be available in one draw on the closing date of the tender offer and will bear interest at the applicable prime rate plus 6.25% or LIBOR plus 7.25%. Each of the $35 million term loan and $30 million term loan may be repaid in full prior to maturity; however, if the $35 million term loan is repaid in full prior to its stated maturity, all scheduled amortization payments that would have been required to be made on the $35 million term loan will continue to be made and will be applied to the scheduled payments due on the $30 million term loan. If the $30 million term loan were made as of June 1, 2006, the interest rate based on the prime rate would be 14% per annum and the interest rate based upon LIBOR would be 12.38% per annum.


      In addition to the scheduled payments described above, Saker Holdings Corp. will be required to make a prepayment in an amount equal to 50% of its "excess cash flow" (to be defined in the credit agreement) and will be required to make prepayments with the proceeds of certain asset sales, insurance settlements and the sale of equity securities. Any such prepayments will be applied first to the scheduled payments on the $35 million term loan and then to the scheduled payments due on the $30 million term loan, in each case in the inverse order of their maturity.

      Following the merger, the surviving corporation will be subject to certain financial covenants, including covenants related to minimum fixed charge coverage ratio, minimum adjusted EBITDA, maximum total leverage ratio, maximum senior leverage ratio, maximum annual permitted capital expenditures, maximum annual permitted capital leases and prohibitions on other funded debt. GMAC has reserved the right to change the pricing of or make structural changes to the loans if it determines that the changes are reasonably in order to assure the successful syndication of the loans.

      Saker Holdings Corp. will pay customary fees to GMAC for the loans and a "ticking fee" which is accruing at a rate of one-half of one percent per annum of the $105 million committed amount until the closing of the financing or the termination of the commitment. As of May 31, 2006, the accrued ticking fee was approximately $297,500.


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

      Saker Holdings Corp. intends to repay any amounts borrowed from GMAC through the generally available corporate funds of the surviving corporation after the consummation of the merger.

      There are various conditions precedent to the obligation of GMAC to make the loans, including:

            o the preparation, execution and delivery of mutually acceptable loan documentation,

            o     satisfaction of various financial due diligence items,

            o the absence of material adverse change in the business, operations and financial condition of Foodarama,

            o the absence of environmental liabilities that may have a material adverse effect on Foodarama,

            o Saker Holdings Corp. being capitalized by the purchaser group with not less than 43% of Foodarama's outstanding capital stock,

            o the approval of the share exchange by Foodarama's shareholders,

            o the tender of such number of shares to Saker Holdings Corp. as would permit a short-form merger following the share exchange, and

            o the execution of a short-form merger agreement, effective following the Share Exchange.

      There is a possibility that Saker Holdings Corp. will not be able to borrow funds under the loans if any of the conditions in the commitment letter are not met. Saker Holdings Corp. currently has no alternative financing arrangements in place if the proceeds of the loans are not available to it.

      The foregoing summary of the loans does not purport to be complete and is qualified in its entirety by reference to the commitment letter, which is filed as an exhibit to the Schedule 13E-3 filed by Saker Holdings Corp. with the Securities and Exchange Commission in connection with the share exchange and which is incorporated herein by reference, and any further documents or instruments that Saker Holdings Corp. may enter into in connection with the loans.

      Because (i) the only consideration in the tender offer and the merger is cash and (ii) the tender offer is to purchase all outstanding Foodarama shares not owned by members of the purchaser group, Saker Holdings Corp. and the members of the purchaser group believe the financial condition of Saker Holdings Corp. is not material to a decision by a holder of Foodarama common stock whether to hold, sell or tender their shares pursuant to the tender offer.

                DESCRIPTION OF AUTHORIZED SHARES OF FSM-DELAWARE

      The following discussion is a summary of FSM-Delaware's share capital and should be read in conjunction with "Comparison of Rights of Shareholders" set forth below. This summary is not complete and is subject to the complete text of FSM-Delaware's certificate of incorporation and by-laws as they will be in effect on the date of the share exchange.

Authorized Share Capital

      The authorized share capital of FSM-Delaware is 2,100,000 shares, consisting of 1,100,000 shares of common stock, par value $.001 per share and 1,000,000 shares of preferred stock, par value $.001 per share, undesignated as to class or series. Only common stock will be issued to holders of Foodarama common stock in the share exchange.

      FSM-Delaware's certificate of incorporation authorizes its Board of Directors to issue shares of preferred stock in one or more series with such dividend, liquidation conversion, redemption and other rights as the Board establishes at the time. Stockholder approval is not required to issue preferred stock.

Voting

      Each holder of FSM-Delaware common stock will be entitled to one vote per common share held, and directors will be elected in accordance with the procedures described below. Except as otherwise specifically provided in FSM-Delaware's certificate of incorporation and by-laws, any action to be taken by the shareholders at any general meeting at which a quorum is in attendance will be decided by the affirmative vote of a majority of the votes cast at the general meeting. Directors will be elected by a plurality of the votes cast at any meeting at which a quorum is in attendance and at which directors are to be elected.

Quorum for General Meetings

      Holders of shares representing a majority of the shares entitled to vote shall constitute a quorum at a general meeting of shareholders.

Dividend Rights

      Subject to any rights and restrictions of any other class or series of shares (none of which will be outstanding immediately following the share exchange), the FSM-Delaware board of directors may from time to time declare dividends and other distributions on the issued common stock and authorize payment of such dividends and other distributions. Such dividends or other distributions may be in cash, shares or property of FSM-Delaware out of assets or funds legally available.

Rights Upon Liquidation

      Upon the liquidation of FSM-Delaware, after full amounts that holders of any other issued shares ranking senior to the common shares as to distribution on liquidation or winding up are entitled to receive have been paid or set aside for payment, the holders of FSM-Delaware common stock are entitled to receive, pro rata, any remaining assets of FSM-Delaware available for distribution to the holders of common stock. The liquidator may deduct from the amount payable in respect of those shares of common stock any liabilities the holder has to or with FSM-Delaware. The assets received by the holders of FSM-Delaware common stock in a liquidation may consist in whole or in part of property.

Liability for Further Calls or Assessments; No Sinking Fund

      FSM-Delaware common stock to be issued in the share exchange will be duly and validly issued, fully paid and nonassessable. Shares of FSM-Delaware common stock have no sinking fund provisions.

Pre-Emptive Rights

      Subject to any series of preference shares granting such rights, holders of shares of FSM-Delaware common stock will have no pre-emptive or preferential right to purchase any securities of FSM-Delaware.

Redemption, Repurchase and Conversion

      FSM-Delaware common stock will not be convertible into shares of any other class or series or be subject to redemption either by FSM-Delaware or the holders of FSM-Delaware common stock; provided, however, that subject to compliance with Delaware law, FSM-Delaware may repurchase shares for cancellation with the consent of the holder of such shares.

Restrictions on Transfer

      Shares of FSM-Delaware common stock are not subject to restrictions on transfer, other than as required to comply with applicable Delaware law and United States and other securities laws. Subject to applicable law, any shareholder may transfer any or all of the holder's shares by an instrument of transfer in a usual common form or in another form which the board of directors or FSM-Delaware's transfer agent may approve.

Stock Exchange Listing

      The shares of FSM-Delaware common stock are not listed on any stock exchange nor are quotations for the common stock available on any quotation system. If the tender offer is not completed but the Foodarama Board of Directors elects to implement the share exchange, we anticipate that FSM-Delaware would seek to have its shares listed on the American Stock Exchange.

Transfer Agent

      If the tender offer is completed, FSM-Delaware does not intend to engage a transfer agent for its common stock. If the tender offer is not completed and the Foodarama Board of Directors elects to implement the share exchange, we anticipate that American Stock Transfer and Trust Company will serve as the transfer agent of FSM-Delaware's common stock.

Anti-Takeover Provisions

      The by-laws of FSM-Delaware contain provisions that may be considered to have certain "anti-takeover" effects such as discouraging unsolicited takeover bids from third parties or making it more difficult to remove incumbent management. These provisions are intended to mirror provisions currently in Foodarama's by-laws. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage transactions that may involve an actual or threatened change of control of FSM-Delaware that the board of directors does not believe is in the best interests of FSM-Delaware.

      The by-laws of FSM-Delaware provide that the board of directors will consist of no less than three nor more than twelve persons, with the exact number to be set from time to time by the board of directors. Accordingly, the board of directors, and not the shareholders, has the authority to determine the number of directors within the stated range and could delay any shareholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees.

      The by-laws of FSM-Delaware provide that at any annual general meeting, only such business shall be conducted as shall have been brought before the meeting by or at the direction of the board of directors, by any shareholder who complies with certain procedures set forth in the by-laws or by any shareholder pursuant to the valid exercise of the power granted under applicable law. To be properly brought before an annual meeting of stockholders, business must be either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) properly brought before the meeting by or at the direction of the Board, or (c) properly brought before the meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing, either by personal delivery or by United States mail, postage prepaid, to the Secretary of FSM-Delaware not less than 120 days in advance of the date of FSM-Delaware's proxy statement released in connection with the previous year's annual meeting of shareholders; provided, however, that if FSM-Delaware did not release a proxy statement in connection with the prior year's meeting such notice must be provided not less than 60 days prior to the anniversary date of the immediately preceding annual meeting. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class and number of shares of Foodarama which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business.

                                APPRAISAL RIGHTS

      If the tender offer is successfully consummated, the members of the purchaser group intend to cause Foodarama to complete the share exchange pursuant to which each outstanding share of Foodarama common stock would be exchanged for one share of the common stock of FSM-Delaware and Foodarama would become a wholly owned subsidiary of FSM-Delaware.


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

Shareholders of Foodarama will not be entitled to exercise appraisal or dissenter rights with respect to the share exchange.

      If, pursuant to the tender offer, Saker Holdings Corp. acquires shares that, together with the shares of Foodarama common stock beneficially owned by the members of the purchaser group, constitute at least 90% of the outstanding shares of Foodarama common stock, the members of the purchaser group currently intend to transfer Foodarama's common stock owned by them to Saker Holdings Corp., complete the share exchange pursuant to which each of such shares will be exchanged for an equal number of shares of FSM-Delaware common stock, and then to consummate a short-form merger between Saker Holdings Corp. and FSM-Delaware pursuant to Section 253 of the Delaware General Corporation Law.

      Pursuant to Section 253 of the Delaware General Corporation Law, if Saker Holdings Corp. owns at least 90% of the outstanding shares of FSM-Delaware, Saker Holdings Corp. may merge with FSM-Delaware without the approval or any other action on the part of the Board of Directors of FSM-Delaware or the stockholders of FSM-Delaware. In order to accomplish this "short-form" merger,
(i) the Board of Directors of Saker Holdings Corp. must adopt a plan of merger;
(ii) the plan of merger must be approved by holders of a majority of the outstanding stock of Saker Holdings Corp. entitled to vote thereon; and (iii) Saker Holdings Corp. must deliver a certificate of ownership and merger setting forth a copy of the resolution of its Board of Directors to so merge and the date of the adoption to the Secretary of State of the State of Delaware.

      Under the New Jersey Business Corporation Act, shareholders of Foodarama do not have dissenter or appraisal rights in connection with the tender offer. However, if the merger is consummated, each stockholder who has not tendered his, her or its shares of Foodarama common stock and who receives shares of FSM-Delaware in the share exchange and continuously holds such shares through the effective date of the merger and who has neither voted in favor of the merger nor consented thereto in writing who does not wish to accept the merger consideration of $53 per share in cash pursuant to the merger will be entitled to seek an appraisal by the Delaware Court of Chancery of the "fair value" of his, her or its Foodarama shares as further described below and receive such judicially determined fair value, provided that such stockholder properly complies with the provisions of Section 262 of the Delaware General Corporation Law.

      The following is a brief summary of the statutory procedures to be followed by a stockholder in order to dissent from the merger and perfect appraisal rights under Section 262 of the Delaware General Corporation Law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law, the text of which is set forth in Annex C hereto. Any stockholder considering demanding appraisal is advised to consult legal counsel. A failure to vote against the share exchange will not constitute a waiver of appraisal rights with respect to the merger. Appraisal rights will not be available with respect to the merger unless and until the merger is consummated.

      Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. Within 10 days after the effective date of the merger, Saker Holdings Corp., as the surviving corporation, will send a notice of merger to each stockholder of


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FSM-Delaware to the effect that the merger has been approved and/or is effective pursuant to Section 253 of the Delaware General Corporation Law and that appraisal rights are available. The notice of merger will include a copy of
Section 262 of the Delaware General Corporation Law and any other information required thereby. Any stockholder wishing to demand appraisal of his, her or its shares of FSM-Delaware is required to deliver a written demand for appraisal to the Secretary of Saker Holdings Corp. within 20 days after the date of the mailing of the notice of merger to the FSM-Delaware stockholders.

      A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If shares of FSM-Delaware are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

      A record owner, such as a broker, who holds shares of FSM-Delaware as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares of FSM-Delaware as to which the holder is the record owner. In such case, the written demand must set forth the number of FSM-Delaware shares covered by such demand. Where the number of FSM-Delaware shares is not expressly stated, the demand will be presumed to cover all FSM-Delaware shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights within 20 days following the mailing of the notice of merger.

      Stockholders of FSM-Delaware who elect to exercise appraisal rights must mail or deliver their written demands to the Secretary of Saker Holdings Corp., at 922 Highway 33, Suite 1, Building 6, Freehold, New Jersey 07728. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares covered by the demand and that such stockholder is thereby demanding appraisal of such shares, but such demand will be sufficient if it reasonably informs Saker Holdings Corp. of the identity of the stockholder and that such stockholder intends thereby to demand the appraisal of such holder's shares of FSM-Delaware.

      Within 120 days after the effective time of the merger, either Saker Holdings Corp. or any stockholder who has complied with the required conditions of Section 262 of the Delaware General Corporation Law, and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair market value of the FSM-Delaware shares of the dissenting stockholders. This petition must also be served on Saker Holdings Corp. as the surviving corporation. If a petition for an appraisal is timely filed after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the FSM-Delaware shares owned by such stockholders, determining the fair value of such shares, exclusive of any element of value arising


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

from the accomplishment or expectation of the merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

      In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al. the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation...". The Delaware Supreme Court has construed Section 262 of the Delaware General Corporation Law to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." However, the court noted that
Section 262 provides that fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger."

      Stockholders of FSM-Delaware who in the future consider seeking appraisal should have in mind that the fair value of their FSM-Delaware shares determined under Section 262 of the Delaware General Corporation Law could be more than, the same as, or less than the merger consideration of $53 per share if they do seek appraisal of their shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the Delaware General Corporation Law. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

      Any stockholder of FSM-Delaware who has duly demanded appraisal in compliance with Section 262 of the Delaware General Corporation Law will not, after the effective time of the merger, be entitled to vote for any purpose the shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or other distributions payable to stockholders of record at a date prior to the effective time of the merger.

      At any time within 60 days after the effective time of the merger, any former holder of FSM-Delaware shares has the right to withdraw his, her or its demand for appraisal and to accept the merger Consideration. After this period, such holder may withdraw his, her or its demand for appraisal only with the consent of Saker Holdings Corp. as the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders' rights to appraisal will cease and all stockholders of FSM-Delaware will be entitled to receive the merger consideration. Inasmuch as Saker Holdings


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Corp. has no obligation to file such a petition, and Saker Holdings Corp. has no present intention to cause or permit Saker Holdings Corp. as the surviving corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

      Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO. STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

      Shareholders should read the complete text of Section 262 of the Delaware General Corporation Law, which is attached to this proxy statement/prospectus as Annex C. The procedures set forth in the appraisal rights statutes must be followed exactly or appraisal rights may be lost.

      Shareholders who are interested in exercising and perfecting appraisal rights in connection with the merger should consult with their counsel for advice as to the procedures required to be followed.

                      COMPARISON OF RIGHTS OF SHAREHOLDERS

      Your rights as a shareholder of Foodarama are governed by New Jersey law and Foodarama's certificate of incorporation and by-laws. After the share exchange, if your shares of Foodarama were not tendered into and accepted in the tender offer, you will become a holder of FSM-Delaware common stock, and, prior to the proposed merger of FSM-Delaware with and into Saker Holdings Corp., your rights will be governed by Delaware law and FSM-Delaware's by-laws. Shareholders are referred to as "stockholders" under Delaware law. A comparison of your rights as a stockholder of FSM-Delaware compared to your rights as a shareholder of Foodarama are set forth below, including differences in your rights under New Jersey and Delaware law and under the certificate of incorporation and by-laws of Foodarama and FSM-Delaware.

Comparison of Certain Charter Document Provisions

      FSM-Delaware's certificate of incorporation and by-laws are generally similar to Foodarama's certificate of incorporation and by-laws, but there are some differences. Some of


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these changes, such as the change in the number of authorized common shares and authorization of preferred stock, do not reflect differences between New Jersey and Delaware law, but have been determined by FSM-Delaware's Board of Directors to be desirable. Other differences are primarily the result of differences between Delaware law and New Jersey law. Significant provisions and certain important similarities and differences are discussed below.

      Authorized Capital. FSM-Delaware has the authority to issue 2,100,000 shares of capital stock, of which up to 1,000,000 shares may be preferred stock. Foodarama is currently authorized to issue 3,500,000 shares of capital stock, of which 2,500,000 are shares of common stock and up to 1,000,000 shares may be preferred stock.

      Right of Directors to Determine Terms of Preferred Stock. New Jersey and Delaware law are similar with respect to the manner in which directors may determine the terms of a series of preferred stock and the terms which may be so fixed. Under both Delaware law and New Jersey law, the certificate of incorporation may authorize the directors to fix the terms of a series of preferred stock and provide for different voting or other rights between series of preferred stock. Each of Foodarama's and FSM-Delaware's certificate of incorporation permits the Board of Directors to exercise broad discretion in prescribing the terms and rights of a series of preferred stock.

      No Preemptive Rights. Under both New Jersey and Delaware law, shareholders have preemptive rights to purchase shares only if the certificate of incorporation so provides. Neither Foodarama's nor FSM-Delaware's certificate of incorporation provides for preemptive rights.

      Board of Directors; Committees. Under New Jersey law, a board of directors may consist of one or more members as provided in the by-laws and subject to any provision contained in the certificate of incorporation. The participation of directors with a majority vote will constitute a quorum for the transaction of business unless the certificate of incorporation or the by-laws provide otherwise. However, in no event will the quorum be less than one-third of the votes of the board. Foodarama's certificate of incorporation provides that there can be no fewer than three directors nor more than eleven directors and that the exact number of directors is determined by the Board of Directors. The current number of directors is five. A director holds office until the annual meeting for the year in which his term expires and until his successor is elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal for cause.

      Under Delaware law, a board of directors of a corporation may consist of one or more members as provided in the by-laws, unless the certificate of incorporation fixes the number of directors. A majority of the total number of directors will constitute a quorum for the transaction of business unless the certificate of incorporation or the by-laws require a greater number. Unless the certificate of incorporation provides otherwise, the by-laws may provide that a smaller percentage can constitute a quorum; however, a quorum may not be less than one-third of the number of directors. FSM-Delaware's by-laws provide that there will be at least three directors, with the exact number to be determined by the board of directors from time to time. At the effective time of the share exchange, FSM-Delaware will have five directors, all of which will be members of the purchaser group if Saker Holdings Corp. shall have acquired a number of shares of Foodarama common stock in the tender offer which results in it owning 90% or more


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

of Foodarama's outstanding common stock. Otherwise, the individuals who serve as directors of Foodarama will serve as directors of FSM-Delaware. Each director will hold office until the annual meeting of the shareholders for the year in which his term expires and until his successor is elected and qualified, or until such director's prior death, resignation, disqualification or removal for cause.

      Under Foodarama's by-laws, special meetings of the Board of Directors may be called by the chairman of the Board of Directors or the president. FSM-Delaware's by-laws contain an equivalent provision. Pursuant to Foodarama's by-laws, a majority of the directors then in office (but not less than one-third of the total number of directors constituting the full Board of Directors) constitutes a quorum for the transaction of business by the board of directors, and an act by a majority of the quorum of directors constitutes an act of the Board of Directors. FSM-Delaware's by-laws contain an equivalent provision.

      New Jersey allows the board of directors, by resolution adopted by a majority of the entire board, to designate an executive committee or other committee or committees, each consisting of one or more members, with the power and authority (to the extent provided in such resolution or in the certificate of incorporation or by-laws) to act on behalf of the entire board if the certificate of incorporation or by-laws so provides. Foodarama's by-laws provide that Foodarama's Board of Directors may determine the extent to which each committee designated by the Board (each committee to consist of three or more directors) shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the company. Delaware law gives a board of directors broad authority to establish committees. Under FSM-Delaware's by-laws, the board of directors of FSM-Delaware may designate one or more committees, each committee to consist of one or more directors. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the board in the management of the business and affairs of FSM-Delaware, except that no committee shall have the power or authority in reference to (1) approving or adopting, or recommending to the shareholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to shareholders for approval, or (2) adopting, amending or repealing any by-law of FSM-Delaware.

      Cumulative Voting. Neither Foodarama's nor FSM-Delaware's certificate of incorporation or by-laws provide for cumulative voting in the election of directors. Therefore the shareholders of a majority of the voting power of each company is entitled to elect all of the directors up for re-election at any annual meeting.

      Newly Created Directorships and Vacancies. New Jersey law permits any vacancy, however caused, to be filled by a majority vote of the remaining directors unless otherwise provided in the certificate of incorporation or by-laws. Foodarama's by-laws provide that vacancies, however caused, including vacancies resulting from any increase in the authorized number of directors, may be filled by a majority of the Board of Directors then in office (even if less than a quorum) or by a sole remaining director.

      Delaware law specifically provides that, unless otherwise provided in a corporation's certificate of incorporation or by-laws, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the shareholders having the


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

right to vote as a single class may be filled by a majority vote of directors, even if less than a quorum, or by a sole remaining director. FSM-Delaware's certificate of incorporation and by-laws provide that any vacancies created on the Board of Directors may be filled only by a majority of directors then in office (even if less than a quorum) or by a sole remaining director.

      Removal of Directors. Under New Jersey law, directors may be removed, subject to certain qualifications, for cause or, unless otherwise provided in the certificate of incorporation, without cause by an affirmative vote of the majority of the votes cast by shareholders entitled to vote for the election of directors. Foodarama's certificate of incorporation provides that directors may not be removed by the shareholders without cause.

      Under Delaware law, directors may be removed by the shareholders, subject to certain qualifications, with or without cause, by an affirmative vote of a majority of the shares entitled to vote for the election of directors. If a corporation has a classified board of directors, unless its certificate of incorporation provides otherwise, shareholders can remove a director only for cause. FSM-Delaware's certificate of incorporation provides that no director may be removed without cause by the shareholders.

      Director Liability and Indemnification of Officers and Directors. Both New Jersey law and Delaware law contain provisions and limitations regarding directors' liability and regarding indemnification by a corporation of its directors, officers and employees.

      New Jersey law permits a New Jersey corporation to include a provision in its certificate of incorporation which eliminates or limits the personal liability of a director or officer to a corporation or its shareholders for monetary damages for breach of any duty owed to the corporation or its shareholders. However, no such provision may eliminate or limit the liability of a director or officer for any breach of duty based upon an act or omission (1) in breach of the director's or officer's duty of loyalty to the corporation or its shareholders, (2) not in good faith or involving a knowing violation of law, or (3) resulting in receipt by such person of an improper personal benefit. Under New Jersey law, corporations are also permitted to indemnify directors in certain circumstances and are required to indemnify directors under certain circumstances. Under New Jersey law, a director, officer, employee or agent may, in general, be indemnified by the corporation if he has acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, under New Jersey law, corporations must indemnify a director to the extent the director has been successful on the merits or otherwise. Foodarama's certificate of incorporation limits liability of a director or an officer to Foodarama in accordance with New Jersey law. Foodarama's by-laws require the company, to the extent permitted by law, to defend and indemnify its directors and officers.

      Delaware law permits a corporation to include a provision in its certificate of incorporation, which is included in FSM-Delaware's certificate of incorporation, which eliminates or limits the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty. However, no such provision may eliminate or limit the liability of a director (1) in the case of a breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve


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

intentional misconduct or a knowing violation of law, (3) for the unlawful payment of dividends or unlawful stock purchase or redemption or other violations of Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derived an improper personal benefit. Under Delaware law, a corporation has the power to indemnify its directors, officers, employees and agents against judgments, settlements and expenses in any litigation or other proceeding, except an action by, or in the right of, the corporation, if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification provisions of Delaware law require indemnification of a present or former director or officer to the extent that he has been successful on the merits or otherwise in defense of any action, suit or proceeding. Delaware law also permits indemnification of expenses in a suit by, or in the right of, the corporation if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, subject to court approval if the person is adjudged liable. The FSM-Delaware by-laws generally require FSM-Delaware to indemnify and advance litigation expenses to its directors and officers to the extent permitted by Delaware law.

      The principal attributes of Foodarama common stock and FSM-Delaware common stock will be similar; however, there are certain differences between your rights as a shareholder under New Jersey law and Delaware law. In addition, there are certain differences between Foodarama's certificate of incorporation and by-laws and FSM-Delaware's certificate of incorporation and by-laws. It is our intent that your rights as a shareholder be substantially the same before and after the share exchange and, accordingly, the principal differences will arise as a consequence of the differences between Delaware law and New Jersey law.

Comparison of Shareholders' Rights under New Jersey Law and Delaware Law

      Although it is impracticable to compare all of the aspects in which the New Jersey law and Delaware law differ with respect to shareholders' rights, the following is a summary of certain significant differences. See also "Comparison of Certain Charter Document Provisions," above.

      Amendment of Certificate of Incorporation. To amend certain terms of a corporation's certificate of incorporation, New Jersey law allows an amendment to be made by Board action alone (for example, an amendment to effect a share dividend). Other general amendments under New Jersey law require the action of the Board with the approval of a majority of votes cast by shareholders entitled to vote thereon (and, if applicable, a majority of the outstanding stock of each class entitled to vote thereon) except in the case of a corporation, such as Foodarama, organized prior to 1969, in which case the proposed amendment must be approved by a vote of two-thirds of the votes so cast. The voting requirements set forth in New Jersey law are subject to such greater requirements as may be provided in the corporation's certificate of incorporation. Foodarama's certificate of incorporation does not require such a percentage. Delaware law requires the approval of shareholders holding a majority of the voting power of the outstanding stock of the corporation (and, if applicable, a majority of the outstanding stock of each class entitled to vote thereon) in order to amend the corporation's certificate of incorporation, unless a greater number or proportion is specified in the certificate of incorporation. The certificate of


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incorporation of FSM-Delaware does not specify such greater number or other proportion of holders of securities having power to vote.

      Right to Call a Special Meeting of Shareholders. New Jersey law provides that a special meeting of shareholders may be called by the president, the board of directors or by such other officers, directors or shareholders, as may be provided in the by-laws. Upon application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court of New Jersey, for good cause shown, may order that a special meeting be called. Foodarama's by-laws provide that special meetings of shareholders may be called by the Chairman of the Board, the President, the Secretary or the affirmative vote of a majority of directors present at any meeting of the Board at which a quorum is present. Delaware law provides that only the board of directors or such person or persons as may be authorized by the certificate of incorporation or by-laws may call special meetings of the shareholders. FSM-Delaware's by-laws provide that special meetings of shareholders may be called by the Board or by the President. Special shareholder meetings must be called by the President or the Secretary upon the written request of a majority of the Board of Directors or the written request of shareholders owning a majority of the shares, provided that such request must state the purpose(s) of the proposed meeting.

      Anti-Takeover Provisions. New Jersey law provides, among other things, that any person making an offer to purchase in excess of 10% (or such amount which, when aggregated with such person's present holdings, exceeds 10% of any class of equity securities) of any corporation or other issuer of securities organized under the laws of New Jersey must, 20 days before the offer is made, file a disclosure statement with the target company and with the Bureau of Securities of the Division of Consumer Affairs of the New Jersey Department of Law and Public Safety (the "Bureau"). These provisions do not apply to an offer as to which the target company's board of directors recommends acceptance to its shareholders.

      Such a takeover bid may not proceed until after the receipt by the filing party of the Bureau's permission. Such permission may not be denied unless the Bureau, after a public hearing, finds that (i) the financial condition of the offeror is such as to jeopardize the financial stability of the target company or prejudice the interests of any employees or security holders who are unaffiliated with the offeror, (ii) the terms of the offer are unfair or inequitable to the security holders of the target company, (iii) the plans and proposals which the offeror has to make any material change in the target company's business, corporate structure, or management are not in the interest of the target company's remaining security holders or employees, (iv) the competence, experience and integrity of those persons who would control the operation of the target company are such that it would not be in the interest of the target company's remaining security holders or employees to permit the takeover, or (v) the terms of the takeover bid do not comply with the provisions of Chapter 10A of the New Jersey Business Corporation Act.

      New Jersey Shareholder Protection Act. The New Jersey Shareholder Protection Act, adopted in 1986, restricts "business combinations" between a resident domestic corporation (of which Foodarama is one) and its interested stockholders. An "interested stockholder" generally is (i) a person that beneficially owns 10% or more of the voting power of the corporation, or (ii) an affiliate or associate of the corporation that held a 10% or greater beneficial ownership interest at any time within the prior five years. A "business combination" includes any merger or consolidation of the resident business corporation or any of its subsidiaries with the interested stockholder or an entity affiliated or associated with the interested stockholder. Business combinations also include any sale, lease or other disposition to or with the interested stockholder of more than 10% of the corporation's assets by value; the issuance or transfer to the interested stockholder of stock with a value greater than 5% of the corporation's outstanding stock; the adoption of a plan of liquidation or dissolution pursuant to an arrangement or agreement with the interested stockholder or its affiliate or associate; and various other significant transactions.

      The Shareholders Protection Act does not apply to a business combination with an interested stockholder if the corporation was not listed on a national securities exchange at the time the interested stockholder acquired his or its 10% interest in the company (the "stock acquisition date"). Otherwise, the Act generally prohibits a resident domestic corporation from engaging in a business combination with an interested stockholder for a period of five years following the stock acquisition date unless the business combination is approved by the corporation's board of directors prior to the stock acquisition date.

      Unless it falls under certain excluded categories of transactions, a business combination with an interested stockholder is also prohibited unless any one of the following three conditions are satisfied:

      (1) the board of directors approves the business combination prior to the stock acquisition date;

      (2) if the business combination occurs more than five years from the stock acquisition date, the holders of two-thirds of the corporation's voting stock not beneficially owned by the interested stockholder approve the business combination by an affirmative vote; or

      (3) if the business combination occurs more than five years from the stock acquisition date, the transaction meets certain requirements designed to ensure, among other things, that the shareholders unaffiliated with the interested stockholder receive for their shares the higher of (i) the maximum price paid by the interested stockholder during the five years preceding the announcement date or the date the interested stockholder became such, whichever is higher, or (ii) the market value of the corporation's common stock on the announcement date or the interested stockholder's stock acquisition date, whichever yields a higher price.

      Section 203 of the Delaware Law. Delaware's anti-takeover provision, embodied in Section 203 of the Delaware Law, provides that if a person acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder") that person may not engage in a wide range of transactions ("business combinations") with the corporation for a period of three years following the date the person became an interested stockholder unless (i) prior to such time the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the person becoming an interested stockholder, that person owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and also officers and shares owned by employee stock plans in which participants do not have the right to confidentially determine whether shares will be tendered in a tender or exchange offer), or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not be written consent) of at least 66 2/3 percent of the outstanding voting stock not owned by the interested stockholder.

      For the purpose of determining whether a stockholder is the "owner" of 15% or more of a corporation's voting stock for purposes of Section 203, ownership is defined broadly to include beneficial ownership and other indicia of control. A "business combination" is also defined broadly as including (i) any merger or consolidation of the corporation or any direct or indirect majority owned subsidiary of the corporation with an interested stockholder, (ii) sales, leases, exchanges, mortgages, pledges, transfers or other dispositions of 10% or more of the assets of a corporation with or to an interested stockholder, (iii) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries, (iv) certain transactions which would result in increasing the proportionate share of the stock of any class or series of the corporation or its subsidiaries owned by the interested stockholder, and (v) receipt in certain instances by the interested stockholder of the benefit (except proportionally as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits.

      The restrictions placed on interested stockholders under the Delaware Law do not apply under certain circumstances, including, but not limited to, the following: (i) if the corporation's original certificate of incorporation contains a provision by which it expressly elects not to be governed by Section 203, (ii) if the corporation, by action of its shareholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203, provided that such an amendment is approved by the affirmative vote of not less than a majority of the outstanding shares entitled to vote and that such an amendment will not be effective until 12 months after its adoption and will not apply to any business combination with a person who became an interested stockholder at or prior to such adoption, or (iii) if the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the required notice of the proposed transaction which (a) constitutes one of the transactions described in the immediately following paragraph; (b) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation's board of directors; and (c) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

      The proposed transactions referred to in the immediately preceding paragraph are limited to (i) a merger or consolidation of the corporation (except for a merger in which a vote of the stockholders of the corporation is not required); (ii) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either the aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; or (iii) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. The corporation is required to give not less than 20 days notice to all interested stockholders prior to the consummation of any of the transactions described above.

      As permitted by Delaware law, the certificate of incorporation of FSM-Delaware contains a provision electing not to be governed by Section 203. The FSM-Delaware Board of Directors reviewed the merits of electing to be governed by Section 203 and determined that its protections are not necessary at the present time. This election does not preclude the subsequent amendment of the FSM-Delaware certificate of incorporation to include the protections of
Section 203 if there is a change in circumstances involving FSM-Delaware. This change would require the approval of the Board of Directors and stockholders of FSM-Delaware.

      Acquisitions and Other Transactions. In addition to the anti-takeover provisions discussed above, New Jersey law provides that the sale of substantially all of a corporation's assets, mergers, consolidations, and any acquisitions which involve the issuance of additional voting shares, such that the number of additional voting shares issued exceeds 40% of the voting shares outstanding prior to the transaction, must be approved by a majority of the shares (or, if applicable, a majority of each class or series of shares) entitled to vote thereon.

      Under Delaware law, mergers and consolidations require the approval of a majority of the shares entitled to vote thereon. A sale of substantially all of a Delaware corporation's assets must be approved by a majority of the shares outstanding. However, Delaware Law does not require shareholder approval for acquisitions, whether or not additional shares are issued to effectuate the transaction. Delaware law allows a board of directors to issue additional shares of stock, up to the amount authorized in a corporation's certificate of incorporation, if the articles so provide. The FSM-Delaware certificate of incorporation gives the Board of Directors this power.

      Dissolution. New Jersey law and Delaware law each provide that a corporation may be voluntarily dissolved by (i) the written consent of all its shareholders or (ii) the adoption by the corporation's board of directors of a resolution recommending that the corporation be dissolved and submission of the resolution to a meeting of the shareholders, at which meeting the resolution is adopted. New Jersey law requires that to effect a dissolution by consent of shareholders, all shareholders entitled to vote thereon must sign and file a certificate of dissolution. If dissolution is pursuant to the action of the Board and shareholders, New Jersey law requires the affirmative vote of the majority of votes cast (subject to such greater requirements as may be provided in the certificate of incorporation) by the shareholders entitled to vote thereon, while Delaware law requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon.

      Action Without a Meeting. Under New Jersey law any action which may be taken by shareholders at a meeting may be taken without a meeting, without prior notice and without a vote, if all the shareholders entitled to vote thereon give their written consent. However, if shareholder approval is required to effectuate a merger, consolidation, acquisition or sale of assets, the transaction may also be effectuated if all of the shares entitled to vote thereon provide written consent and all other shareholders are provided with appropriate notice. Delaware law provides that, unless limited by the certificate of incorporation, any action which may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if the holders of stock having not less than the minimum number of votes otherwise required to approve such action consent in writing.

      Loans to Directors/Officers/Employees. New Jersey law allows a corporation to lend money to, or guarantee any obligation of, or otherwise assist, any director, officer or employee of the corporation or any subsidiary whenever the directors determine that such an action may reasonably be expected to benefit the corporation. However, directors who vote for such an action may be held jointly and severally liable if the loan or guaranty is made contrary to the provisions of New Jersey law or any restriction contained in the certificate of incorporation. Delaware law permits a corporation to lend money to, or to guarantee an obligation of, an officer or other employee of the corporation or any of its subsidiaries, including an officer or employee who is a director of the corporation or of its subsidiaries, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. In contrast to New Jersey law, Delaware law generally does not impose liability on the directors who vote for or assent to the making of a loan to, or guaranteeing an obligation of an officer, director or shareholder.

      Dissenter Rights and Appraisal Rights. Under New Jersey law, dissenting shareholders who comply with certain procedures are entitled to appraisal rights in connection with the merger, consolidation or sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation not in the usual or regular course of business, unless the certificate of incorporation otherwise provides. However, a shareholder shall not have the right to dissent when (unless the certificate of incorporation provides otherwise) (i) the shares to vote on such transaction are listed on a national securities exchange or held of record by not less than 1,000 holders (or shareholders receive in such transaction cash and/or securities which are listed on a national securities exchange or held of record by not less than 1,000 shareholders) or (ii) no vote of the corporation's shareholders is required for the proposed transaction.

      Under Delaware law, dissenting stockholders who follow prescribed statutory procedures are entitled to appraisal rights in connection with certain mergers or consolidations, unless otherwise provided in the corporation's certificate of incorporation. Such appraisal rights are not provided when (i) the shares of the corporation are listed on a national securities exchange or designated as a national market system security by the NASD or held of record by more than 2,000 shareholders and stockholders receive in the share exchange shares of the surviving corporation or of any other corporation the shares of which are listed on a national securities exchange or designated as national market system security by the NASD, or held of record by more than 2,000 shareholders or (ii) the corporation is the surviving corporation and no vote of its stockholders is required for the share exchange.

      Repurchases of Stock. New Jersey law prohibits a corporation from repurchasing or redeeming its shares if (i) after giving effect to such repurchase or redemption, the corporation would be unable to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than its total liabilities, (ii) after giving effect to such repurchase or redemption, the corporation would have no equity outstanding,
(iii) the redemption price exceeded that specified in the securities acquired plus, in the case of shares entitled to cumulative dividends, the dividends which would have accrued to the next dividend date following the date of acquisition or (iv) such repurchase or redemption is contrary to any restrictions contained in the corporation's certificate of incorporation. Under Delaware law, a corporation may repurchase or redeem its shares only out of surplus and only if such purchase does not impair its capital. However, a Delaware corporation may redeem preferred stock out of capital if such shares will be retired upon redemption and the stated capital of the corporation is thereupon reduced in accordance with Sections 243 and 244 of the Delaware General Corporation Law.

                 MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE
                     SHARE EXCHANGE, TENDER OFFER AND MERGER

      The following is a summary of material United States federal income tax consequences of the share exchange and the proposed merger of FSM-Delaware to holders of shares of Foodarama common stock whose shares are purchased pursuant to the tender offer or whose shares are exchanged for shares of FSM-Delaware which are then converted into the right to receive cash in the proposed merger of FSM-Delaware with and into Saker Holdings Corp. The summary is based on the provisions of the Internal Revenue Code of 1986, as amended, applicable current and proposed United States Treasury Regulations issued thereunder, judicial authority and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect, at any time and, therefore, the following statements and conclusions could be altered or modified. The discussion does not address holders in whose hands shares are not capital assets, nor does it address holders who hold shares as part of a hedging, "straddle," conversion or other integrated transaction, or who received shares upon conversion of securities or exercise of warrants or other rights to acquire shares or pursuant to the exercise of employee stock options or otherwise as compensation, or to holders who are in special tax situations (such as insurance companies, tax-exempt organizations, financial institutions, United States expatriates or non-U.S. persons). Furthermore, the discussion does not address the tax treatment to any shareholder of Saker Holdings Corp. or any member of the purchaser group which formed Saker Holdings Corp. with respect to shares of Foodarama common stock contributed to Saker Holdings Corp., nor does it address any aspect of state, local or foreign taxation or estate and gift taxation. Holders should consult their own tax advisors to assist them in determining whether they are related to any shareholder of Saker Holdings Corp.

      The following summary does not purport to consider all aspects of United States federal income taxation that might be relevant to each holder. Because individual circumstances may differ, each holder of shares should consult the holder's own tax advisor to determine the applicability of the rules discussed below to that holder and the particular tax effects on the holder of the tender offer and the merger, including the application and effect of state, local and other tax laws.

      No ruling has been obtained from the Internal Revenue Service with respect to the tax consequences of the share exchange, tender offer and merger; however, FSM-Delaware has received a written opinion from Giordano, Halleran & Ciesla, P.C. as to the matters summarized below.

      Material Federal Income Tax Consequences of Share Exchange. The share exchange has been structured to qualify as a reorganization under Section 368(a) of the Internal Revenue Code. For United States federal income tax purposes, a holder of shares of Foodarama common stock who does not participate in the tender offer will not recognize any gain or loss upon the exchange of that holder's shares of Foodarama common stock for shares of FSM-Delaware Common Stock in the share exchange. A holder of shares of Foodarama common stock will have a tax basis in the shares of FSM-Delaware common stock received in the share exchange equal to the tax basis of the shares of Foodarama common stock surrendered by the holder in the share exchange. The holding period for shares of FSM-Delaware common stock received in the share exchange will include the holding period for the Foodarama shares exchanged in the share exchange.

      Material Federal Income Tax Consequences of Tender Offer. The receipt of cash by a holder in exchange for shares of Foodarama common stock pursuant to the tender offer will be a taxable transaction for United States federal income tax purposes (and also may be a taxable transaction under applicable state, local, and foreign tax laws). In general, for United States federal income tax purposes, a holder will recognize gain or loss equal to the difference between the holder's adjusted tax basis in the shares sold pursuant to the tender offer and the amount of cash received therefore. Gain or loss must be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) sold pursuant to the tender offer. If the shares exchanged constitute capital assets in the hands of the shareholder, gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the shares were held for more than one year on the date of sale (or, if applicable, the date of the merger), and if held for one year or less they will be subject to tax at ordinary income tax rates. Certain limitations may apply to the use of capital losses.

      Payments made to holders in connection with the tender offer may be subject to "backup withholding" as discussed below under "Backup Withholding."

      Material Federal Income Tax Consequences of the Merger. The receipt of cash by a holder in exchange for shares of FSM-Delaware pursuant to the merger will be a taxable transaction for United States federal income tax purposes (and also may be a taxable transaction under applicable state, local and foreign tax laws). In general, for United States federal income tax purposes, a holder will recognize gain or loss equal to the difference between the holder's adjusted tax basis in the shares converted to cash in the merger and the amount of cash received therefore. Gain or loss must be determined separately for each block of shares of FSM-Delaware (i.e., shares of FSM-Delaware having the same carryover basis) converted to cash in the merger. If the shares of FSM-Delaware converted to cash in the merger constitute capital assets in the hands of the holder, gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the combined holding period of the shares of FSM-Delaware and the shares of Foodarama common stock exchanged for such shares is greater than one year on the date of the merger, and if held for one year or less they will be subject to tax at ordinary income tax rates. Certain limitations may apply to the use of capital losses. The receipt of cash pursuant to the exercise by a holder of dissenters' rights under the Delaware General Corporation Law will be a taxable transaction. Any holder considering the exercise of appraisal rights should consult a tax advisor to determine the tax consequence of exercising such appraisal rights.

      Payments made to holders in connection with the merger may be subject to "backup withholding" as discussed below under "Backup Withholding."

      Backup Withholding. Payments in connection with the merger may be subject to "backup withholding" at applicable rates (currently 28%). Backup withholding generally applies if a holder (a) fails to furnish its social security number or other taxpayer identification number, or TIN, (b) furnishes an incorrect TIN,
(c) fails properly to include a reportable interest or dividend payment on its United States federal income tax return, or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that the holder is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations, financial institutions and certain foreign shareholders if the foreign shareholders submit a statement, signed under penalties of perjury, attesting to their exempt status. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each holder should consult the holder's own tax advisor as to the holder's qualification for exemption from backup withholding and the procedure for obtaining such exemption. The income tax discussion set forth above may not be applicable to holders in special situations such as holders who received their shares upon the exercise of employee stock options or otherwise as compensation and holders who are not United States persons. Holders should consult their own tax advisors with respect to the specific tax consequences to them of the tender offer and the merger, including the application and effect of federal, state, local, and foreign tax laws.

Tax Consequences to Foodarama and FSM-Delaware

      Neither Foodarama nor FSM-Delaware will recognize gain or loss with respect to the tender offer, the share exchange or the merger.

Tax Consequences to Saker Holdings Corp. and the Purchaser Group

      Neither Saker Holdings Corp. nor the members of the purchaser group will recognize gain or loss with respect to the tender offer, the share exchange or the merger, except the members of the purchaser group who tender shares in the tender offer. Those members of the purchaser group will recognize gain or loss equal to the difference between the adjusted tax basis in the shares of Foodarama common stock sold pursuant to the tender offer and the amount of cash received therefore as described above under "Material Federal Income Taxes of the Tender Offer."


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

                             MANAGEMENT OF FOODARAMA

      The following table sets forth information with respect to the individuals who currently serve as officers and directors of Foodarama:

Name and Age                               Capacities in which served
-----------------------------  -------------------------------------------------
Joseph J. Saker (77)........   Chairman of the Board
Richard J. Saker (54).......   President, Chief Executive Officer and Director
Michael Shapiro (64)........   Senior Vice President, Chief Financial Officer
                                  and Treasurer
Carl L. Montanaro (64)......   Senior Vice President - Sales and Merchandising
Joseph J. Saker, Jr. (45)...   Senior Vice President - Marketing and
                                  Advertising and Secretary
Robert V. Spires (52).......   Senior Vice President - Human Resources and
                                  Labor Relations
Joseph C. Troilo (72).......   Senior Vice President - Financial Administration,
                                  Assistant Secretary and Assistant Treasurer
Edward Turkot (52)..........   Senior Vice President - Store Development and
                                  Real Estate
Charles T. Parton (64)......   Director
Albert A. Zager (57)........   Director
Robert H. Hutchins (54).....   Director

      Mr. Joseph J. Saker served as President of Foodarama from its incorporation in 1958 until October 3, 2000 and as Chief Executive Officer of Foodarama from its incorporation until November 1, 2003. Mr. Saker has served as Chairman since 1971. Joseph J. Saker is the father of Richard J. Saker, President and Chief Executive Officer of Foodarama, Joseph J. Saker, Jr., Senior Vice President - Marketing and Advertising and Secretary of Foodarama and Thomas
A. Saker, Vice President - Store Operations of Foodarama. Mr. Saker is a member of the purchaser group.

      Mr. Richard J. Saker, a graduate of St. Joseph's University, has been employed by Foodarama since 1969 and served as Senior Vice President-Operations from 1984 until 1995, at which time he assumed the position of Executive Vice President-Operations. On October 3, 2000, he was elected President of Foodarama. On November 2, 2003, Mr. Saker was elected by the Board to assume the position of Chief Executive Officer of Foodarama, a position formerly held by Joseph J. Saker. He is a member of the Board of Directors of Wakefern and a member of its Finance Committee. Mr. Saker is a member of the purchaser group.

      Mr. Michael Shapiro joined Foodarama on August 15, 1994 as Senior Vice President, Chief Financial Officer and Treasurer.

      Mr. Carl L. Montanaro has served as Senior Vice President, Sales and Merchandising of Foodarama, since June 21, 1995. From March 1988 to June 1995 he served as Vice President of Sales and Merchandising.

      Mr. Joseph J. Saker, Jr. has served as Senior Vice President, Marketing and Advertising of Foodarama, since March 1, 2002 and as Secretary since April 14, 2004. From October 2001 to February 28, 2002 he served as a Vice President of Operations. From May 1990 to September 2001, he served as a Director of Operations. Mr. Saker is a member of the purchaser group.

      Mr. Robert V. Spires has served as Senior Vice President, Human Resources and Labor Relations of Foodarama, since June 21, 1995. From August 1991 to June 1995, he served as Vice President of Human Resources and Labor Relations.

      Mr. Joseph C. Troilo has served as Senior Vice President, Financial Administration of Foodarama, since August 1994. From 1974 to August 1994, he served as Senior Vice President, Finance.

      Mr. Edward Turkot has served as Senior Vice President - Store Development and Real Estate of Foodarama since March 8, 2006. Prior to assuming that position, he served as Vice President - Real Estate from 1997 through October 2002 and from September 2004 through March 2006. In addition, he served as Director of Internal Audit from the time that he joined Foodarama in 1986 until September 2004.

      Mr. Charles T. Parton is Chairman of the Board of Two River Community Bank (the "Bank") and has served in that position since May 1, 2000. Prior to assuming that position, he served as President and Chief Executive Officer of the Bank from February 1, 2000 to April 30, 2000. In addition, on March 1, 1999, Mr. Parton began serving and continues to serve as a managing member of TRB, LLC, a financial holding company formed in connection with the incorporation of the Bank. He has been a financial executive, consultant and Certified Financial Planner for the last eleven years and is Executive Vice President and Treasurer of The Parton Corporation. He is also a Director of Kuehne Chemical Co., Inc. (chlorine and caustic soda products).

      Mr. Albert A. Zager is a member of Zager, Fuchs, Ambrose & Krantz, P.C., Attorneys at Law. He was a member of Carton, Arvanitis, McGreevy, Argeris, Zager & Aikins, L.L.C., Attorneys at Law, and its predecessors from 1977 until 2004, having served as the Chairman of its Executive and Management Committees. He is President of the Board of Directors of the Center for Holocaust Studies of Brookdale Community College, a founding member of the Board of Directors of the Eastern Monmouth Area Chamber of Commerce Educational Foundation, Inc., and outside General Counsel for Meridian Health System, Inc.

      Mr. Robert H. Hutchins, CPA, has been the President and Managing Director of Hutchins, Farrell, Meyer & Allison, P.A., a certified public accounting firm, since he founded the firm in 1984. In addition, Mr. Hutchins has been active in community affairs. He is a founder and Chairman of the Board of Trustees of Ocean Housing Alliance, Inc., and has served as an elected Board Member of the Toms River Regional School District and as an appointed member of the Ocean County Mental Health Advisory Board. He is past Chairman of the American Cancer Society-Ocean Unit, Co-chairperson of the American Cancer Society Eastern Region Excalibur and a member of the National American Cancer Society Excalibur Advisory Committee.

      During the last five years, none of the individuals identified above nor Saker Holdings Corp. has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors, nor has any of them been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

              SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                                   MANAGEMENT


      The following table sets forth certain information regarding beneficial ownership of Foodarama common stock as of June 12, 2006 by (i) each member of the purchaser group, (ii) each person known by Foodarama to own more than 5% of Foodarama's outstanding common sock, (iii) each executive officer and director of Foodarama, and (iv) the executive officers and directors of Foodarama as a group. Except as set forth in the footnotes to this table, the shareholders have sole voting and investment power over such shares.

                                                                   Amount Beneficially     Percent of
Name of Beneficial Owner                                                  Owned               Class
-----------------------------------------------------------------  -------------------   --------------
Joseph J. Saker (1)(2)(3).....................................            600,734             55.7
Richard J. Saker (1)(2)(4)(5).................................            600,734             55.7
Joseph J. Saker, Jr. (1)(2)(4)(6).............................            600,734             55.7
Joseph Saker Family Partnership (4)...........................            600,734             55.7
Charles T. Parton (2)(7)......................................              3,000                *
Albert A. Zager (2)(7)........................................              2,500                *
Robert H. Hutchins (2)........................................              1,000                *
Michael Shapiro (2)(8)(9).....................................              1,000                *
Carl L. Montanaro (2)(8)......................................                515                *
Robert V. Spires (2)(7).......................................              1,000                *
Joseph C. Troilo (2)..........................................                 --                *
Edward Turkot (2).............................................                 --                *
Thomas A. Saker (1)(2)(4).....................................            600,734             55.7
Gloria Saker (1)(11)..........................................            600,734             55.7
Nadine Saker Mockler (1)(12)..................................            600,734             55.7
Denise Saker Marder (1)(13)...................................            600,734             55.7
Richard James Saker (1)(14)...................................            600,734             55.7
Dimensional Fund Advisors, Inc. (15)..........................             64,750              6.5
Arthur N. Abbey (16)..........................................            118,400             12.0
Trellus Management Company, LLC (17)..........................             51,300              5.2
Loeb Partners Corporation (18)................................             50,200              5.1
Directors and Executive Officers as a Group (11 persons)
     (3)(4)(5)(6)(7)(8)(9)(10)(11)(12)(19)....................            609,749             56.3


(*)   Less than one percent.

(1) This shareholder is a member of the purchaser group. The shares beneficially owned by each of the members of the purchaser group are held by the members of the purchaser group as members of a group. Under Rule 13d-5(a) of the Securities Exchange Act of 1934, when two or more persons agree to act together for the purpose of acquiring equity securities of an issuer, the group thereby formed shall be deemed to have acquired beneficial ownership, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, of all equity securities of the issuer beneficially owned by any such person. As a result, the aggregate 600,734 shares beneficially owned by the members of the purchaser group includes 180,597 shares owned by Joseph J. Saker, 40,000 shares subject to options held by Joseph J. Saker that were extended in January 2006, 113,666 shares owned by Richard J. Saker, 1,760 shares owned by the wife of Richard J. Saker, 1,377 shares held in a trust formed for the benefit of Richard J. Saker's son, of which Richard J. Saker is the trustee, 50,000 shares subject to options held by Richard J. Saker, 85,000 shares held by the Saker Family Partnership, L.P., 30,341 shares held by Joseph J. Saker, Jr., 2,754 shares held in trusts formed for the benefit of Joseph J. Saker, Jr.'s sons, of which Joseph J. Saker, Jr. is the trustee, 40,041 shares held by Thomas A. Saker, 13,378 shares held by Gloria Saker, 16,077 shares held by Nadine Saker Mockler, 2,754 shares held in trusts formed for the benefit of Ms. Saker Mockler's children, of which Ms. Saker Mockler is the trustee, 20,377 shares held by Denise Saker Marder, 1,377 shares held in trust for the benefit of the daughter of Ms. Saker Marder, of which Ms. Saker Marder is the trustee, and 1,235 shares held by Richard James Saker.

(2) Such person is an officer and/or a director of Foodarama and maintains a business address at c/o Foodarama Supermarkets, Inc., 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728.

(3) It is anticipated that Joseph J. Saker will sell 7,000 shares owned by him to Saker Holdings Corp. pursuant to the tender offer.

(4) The Joseph Saker Family Partnership, L.P., which we refer to as the Saker Family Partnership owns 85,000 shares. The Saker Family Corporation is the general partner of the Saker Family Partnership. Richard J. Saker owns 40% of the outstanding capital stock of the general partner, and each of Joseph J. Saker, Jr. and Thomas A. Saker owns 30% of the outstanding capital stock of the general partner. The general partner owns a 1% interest in the Saker Family Partnership and has the sole power to sell, transfer or otherwise dispose of the shares of Foodarama common stock only upon the unanimous consent of all shareholders of the general partner. On other matters not involving the sale, transfer or other disposition of such shares, the shares of Foodarama common stock held by the Saker Family Partnership are voted as directed by the individual shareholders of the general partner in accordance with their respective ownership interests in the General Partner. Accordingly, the General Partner votes 34,000 shares as directed by Richard J. Saker, 25,500 shares as directed by Joseph J. Saker, Jr. and 25,500 shares as directed by Thomas A. Saker on such other matters.

      In addition to their respective ownership interests in the general partner, Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker are beneficiaries of the trust which owns a 99% interest in the Saker Family Partnership. Thus, each of Richard J. Saker, Joseph J. Saker,

      Jr. and Thomas A. Saker also has an indirect interest in Foodarama common stock held by the Saker Family Partnership by reason of their respective beneficial interests in the limited partner. Their beneficial interests in the limited partner are in identical proportion to their ownership interests in the general partner. Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker each disclaim beneficial ownership of shares held by the Saker Family Partnership in excess of their respective pecuniary interests. The Saker Family Partnership maintains a business address at c/o Foodarama Supermarkets, Inc., 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728.

(5) It is anticipated that 1,760 shares held by Richard J. Saker's wife and 250 shares owned by Richard J. Saker will be sold to Saker Holdings Corp. pursuant to the tender offer.

(6) It is anticipated that 2,754 shares held in trust for the benefit of Mr. Saker's children will be sold to Saker Holdings Corp. pursuant to the tender offer.

(7)   Includes 1,000 shares subject to currently exercisable options.

(8)   Includes 500 shares subject to currently exercisable options.

(9)   Includes 500 shares owned jointly with Mr. Shapiro's wife.

(10) Of the 609,749 shares, directors of Foodarama own or have rights to acquire 484,778 shares.

(11) The address of Gloria Saker is 353A East Freehold Road, Freehold, New Jersey 07728.

(12) It is anticipated that 2,754 shares held in trust for the benefit of Ms. Saker Mockler's children will be sold to Saker Holdings Corp. pursuant to the tender offer and Ms. Saker Mockler will sell 4,000 shares owned by her to Saker Holdings Corp. pursuant to the tender offer. The address of Nadine Saker Mockler is 99 Woodland Drive, Pleasantville, New York 10570.

(13) It is anticipated that the 1,377 shares held in trust for the benefit of Ms. Saker Marder's daughter will be sold to Saker Holdings Corp. pursuant to the tender offer and Ms. Saker Marder will sell 10,000 shares owned by her to Saker Holdings Corp. pursuant to the tender offer. The address of Denise Saker Marder is c/o Box Brothers, 1954 Hillhurst Avenue, Los Angeles, California 90027.

(14) Richard James Saker maintains a business address at c/o Foodarama Supermarkets, Inc., 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728.

(15) The address of Dimensional Fund Advisors, Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. Dimensional, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager for certain other investment vehicles, including commingled group trusts. These investment companies and investment vehicles own all securities reported in the table and Dimensional disclaims beneficial ownership of such securities.

      In its role as investment advisor and investment manager, Dimensional possesses both voting and investment power over 64,750 shares of Foodarama's common stock based upon a copy of Schedule 13G/A filed with the Securities and Exchange Commission on February 9, 2005.

(16) The address of Arthur N. Abbey is 212 East 39th Street, New York, New York 10016. Based upon a copy of Schedule 13D filed with the Securities and Exchange Commission on December 6, 2005, Mr. Abbey has sole voting power with respect to these shares.

(17) The address of Trellus Management Company, LLC is 350 Madison Avenue, Ninth Floor, New York, New York 10017. Trellus is a Delaware limited liability company and is a Delaware registered investment advisor to domestic and offshore hedge funds. Adam Usdan is President of Trellus. Based upon a copy of Schedule 13G/A filed with the Securities and Exchange Commission on February 7, 2005, Adam Usdan and Trellus have shared voting power with respect to these shares.

(18) The address of Loeb Partners Corporation is 61 Broadway, New York, New York 10006. Includes 40,963 shares owned by Loeb Arbitrage Fund and Loeb Offshore Fund, L.P. According to a copy of a Schedule 13D filed with the Securities and Exchange Commission on May 9, 2006, Loeb Arbitrage Fund is a registered broker/dealer whose general partner is Loeb Arbitrage Management, Inc.. Its President is Gideon J. King. The other officers of Loeb Arbitrage Management, Inc. are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation is the sole stockholder of Loeb Arbitrage Management, Inc. and Loeb Partners Corporation. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd. is a Cayman Islands exempted company. Loeb Offshore Management, LLC is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment of Loeb Offshore Fund, Ltd. Gideon J. King and Thomas L. Kempner are Directors of Loeb Offshore Fund, Ltd. and Managers of Loeb Offshore Management, LLC. Loeb Marathon Fund is a Delaware limited partnership whose general partner is Loeb Arbitrage, Inc. Loeb Marathon Fund Offshore Ltd. is a Cayman Islands exempted company which is the investment adviser of Loeb Marathon Offshore Fund, Ltd.

(19) Includes shares beneficially owned by Joseph J. Saker, Richard J. Saker and Joseph J. Saker, Jr. as described in Note 1.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      Except as set forth in this proxy statement/prospectus, there have been no transactions during the past two years between Saker Holdings Corp. or any member of the purchaser group on the one hand, and Foodarama or any of Foodarama affiliates that are not natural persons, on the other hand, where the aggregate value of the transactions was more than 1% of Foodarama consolidated revenues for the fiscal year ended October 30, 2004 for transactions that occurred in fiscal 2004, and for the fiscal year ended October 29, 2005 for transactions that occurred in fiscal 2005, or where the aggregate value of the transaction or series of similar transactions with that person exceeded $60,000, except as provided below.

      Foodarama leases from Joseph J. Saker, its Chairman, and his wife, doing business as Saker Enterprises, a 57,000 square foot supermarket in Freehold, New Jersey, under a lease expiring December 31, 2018. This lease provides for four five-year extension options. In addition, Foodarama leases from Saker Enterprises 9,000 square feet of space for a liquor store under a lease expiring December 31, 2008. During the fiscal year ended October 29, 2005, an aggregate amount for rent (including taxes and insurance) of $866,000 was paid by the Company to Saker Enterprises for the supermarket.

      In March 2006, Foodarama and Saker Holdings Corp. entered into the Tender Offer and Support Agreement which is described in the section of this proxy statement/prospectus captioned "The Tender Offer and Support Agreement."

      In March 2006, Foodarama and its wholly owned subsidiary, FSM-Delaware entered into an Agreement and Plan of Share Exchange which is described in the section of this proxy statement/prospectus captioned the "Share Exchange."

      Richard J. Saker, President and Chief Executive Officer of Foodarama and a shareholder, executive officer and director of Saker Holdings Corp. is a member of the Board of Directors and an officer of Wakefern.

      Except as set forth in this proxy statement/prospectus, there have been no negotiations, agreements or material contacts during the past two years between Saker Holdings Corp. and any of the members of the purchaser group, on the one hand, and Foodarama or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of any class of Foodarama's securities, an election of Foodarama's directors, or a sale or other transfer of a material amount of assets of Foodarama, nor, to the best knowledge of Saker Holdings Corp. and the members of the purchaser group, have there been any negotiations or material contacts between (i) any affiliates of Foodarama or (ii) Foodarama or any of its affiliates and any person not affiliated with Foodarama who would have a direct interest in such matters. Except as set forth in this proxy statement/prospectus, neither Saker Holdings Corp. nor any member of the purchaser group has had any transaction with Foodarama or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the tender offer.

      Each of the members of the purchaser group has executed an Exchange Agreement in which he or she agreed to exchange their shares of Foodarama common stock, except for up to 7,000 shares held by Joseph J. Saker, 250 shares held by Richard J. Saker, 4,000 shares held by Nadine Saker Mockler, 10,000 shares held by Denise Saker Marder, 1,760 shares held by Richard Saker's wife and 8,262 shares held in trusts formed for the benefit of the children of Joseph Saker, Jr., Nadine Saker Mockler, Denise Saker Marder and Lisa Saker, a daughter of Joseph J. Saker, in Foodarama for shares of common stock in Saker Holdings Corp. upon satisfaction or waiver of the conditions to the tender offer. In addition, each member of the purchaser group has deposited, or agreed to deposit, certificates representing the shares to be exchanged pursuant to the Exchange Agreement with a custodian pursuant to a Custody Agreement which requires the custodian, as proxy, to vote those shares in favor of the Share Exchange and to exchange them for shares of Saker Holdings Corp. pursuant to the Exchange Agreement.

      Each of Joseph J. Saker, Richard J. Saker,, Denise Saker Marder (on behalf of herself and trusts formed for the benefit of her children), Joseph J. Saker, Jr. (on behalf of trusts formed for the benefit of his children), and Nadine Saker Mockler (on behalf of herself and trusts formed for the benefit of her children) have entered into a Custody Agreement and Limited Power of Attorney pursuant to which he or she has deposited or agreed to deposit the shares owned or controlled by him or her that are not being exchanged pursuant to the Exchange Agreement with a custodian and authorized the custodian to tender such shares in the tender offer.

      Except as set forth in this proxy statement/prospectus, neither Saker Holdings Corp. nor any member of the purchaser group has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of Foodarama, including, without limitation, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of any securities of Foodarama, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

      Except as set forth in this proxy statement/prospectus, neither Saker Holdings Corp. nor any member of the purchaser group has any security of Foodarama that is pledged or otherwise subject to a contingency that would give another person the power to direct the voting or disposition of such security, except that 59,000 shares of Foodarama common stock owned by Richard J. Saker and 8,000 shares Foodarama common stock owned by Denise Saker Marder are pledged to secure margin loans provided by a broker. Richard J. Saker's margin loans will be repaid with the proceeds of a loan to him by the Saker Holdings Corp. which will be funded through the financing provided by GMAC at the time of the consummation of the tender offer, and Denise Saker Marder's margin loans will be repaid with funds received in connection with the tender of her shares in the tender offer.

                              CONFLICTS OF INTEREST

      The going private transaction proposed by the purchaser group may present certain conflicts of interest. These conflicts of interest are described below.

      The financial interests of Saker Holdings Corp. and the members of the purchaser group, with regard to the tender offer price, are generally adverse to the financial interests of the shareholders being asked to tender their shares. Further, if Saker Holdings Corp. consummates the tender offer, the share exchange and the merger, the financing for the tender offer and the merger will be secured by the assets of Foodarama.

      The members of purchaser group have substantial voting control over Foodarama. Collectively, the members of purchaser group own or control 508,974 shares, which represent approximately 51.5% of Foodarama's outstanding common stock. As a result of their voting interest, the members of the purchaser group have the power to control or significantly influence the vote regarding such matters as the election of Foodarama's directors, amendments to Foodarama's articles of incorporation and other fundamental corporate transactions.

      Certain members of the purchaser group hold options to purchase 90,000 shares with exercise prices below $53. Under Foodarama's 2001 Stock Incentive plan, the tender offer has resulted in the acceleration of vesting of all outstanding options, including options with respect to 2,500 shares held by the purchaser group. In addition, the plan provides that any options that remain outstanding at the time that the tender offer is completed will be settled for cash in an amount equal to the amount determined by multiplying the number of shares subject to the option by the tender offer price and subtracting the aggregate exercise price of the option. However, the members of the purchaser group have agreed to waive their right to exercise options in the tender offer that vest as a result of the tender offer and their right to receive a cash settlement for those options. All options held by the members of the purchaser group will be cancelled. Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker will be granted options to acquire 50,000, 20,000 and 20,000 shares of common stock of Saker Holdings Corp., respectively.

      The following members of the purchaser group hold the following positions with Foodarama:

            o     Joseph J. Saker, Chairman of the Board,

            o     Richard J. Saker, Chief Executive Officer, President and
                  Director

            o Joseph J. Saker, Jr., Senior Vice President - Marketing and Advertising,

            o     Thomas Saker, Vice President of Store Operations and

            o     Richard James Saker, Store Manager.

      These positions and equity interests present these individuals with actual or potential conflicts of interest in determining the fairness of the tender offer to Foodarama's shareholders not affiliated with Saker Holdings Corp. or the members of the purchaser group.

      Following consummation of the tender offer, the share exchange and the merger, Joseph J. Saker, Richard J. Saker, Joseph J. Saker, Jr., Thomas A. Saker, Nadine Saker Mockler and a representative of Wakefern will comprise the Board of Directors of Foodarama. The executive officers of Foodarama will remain the same as prior to the tender offer, the share exchange and the merger.

      Michael Shapiro, Chief Financial Officer, and Thomas H. Flynn, Vice President of Accounting of Foodarama, have assisted Saker Holdings Corp., and the members of the purchaser group in the preparation of the proposal for the tender offer, the share exchange and merger, including assisting in the procurement of financing arrangements with GMAC, facilitating and reviewing information required from the purchaser group in connection with the tender offer and merger and performing certain other tasks related to the tender offer, the share exchange and merger.

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The selected historical consolidated financial data of Foodarama in the table below was derived from Foodarama's audited consolidated financial statements as of and for the two years ended October 29, 2005 and the twenty six week periods ended April 29, 2006 and April 30, 2005, respectively. This data should be read in conjunction with the audited consolidated financial statements of Foodarama, including the notes to the financial statements, included in Foodarama's Annual Report on Form 10-K for the fiscal year ended October 29, 2005 and Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2006 which are incorporated by reference into this proxy statement/prospectus.

      Data for FSM-Delaware has not been included because FSM-Delaware did not conduct business during any of the periods discussed below.


                                            Twenty Six Weeks Ended            Fiscal Year Ended
                                                     (in 000's except per share amounts)
                                         ------------------------------------------------------------
                                           April 29,       April 30,      October 29,     October 30,
                                             2006            2005            2005            2004
                                                  (Unaudited)
Income statement data:
Sales                                     $  621,547      $  609,624      $1,215,490      $1,173,977
Net income                                $      789      $      307      $      976      $    1,800
Net income per common share:

      Basic                               $      .80      $      .31      $      .99      $     1.82
      Diluted                             $      .76      $      .29      $      .95      $     1.75

Balance sheet data (at year end):
Working capital                           $      310      $      150      $    6,637      $    4,294
Total assets                              $  312,759      $  328,608      $  329,005      $  348,636

Long-term debt (excluding
current portion)                          $  179,459      $  196,581      $  194,637      $  209,145

Common shareholders'
equity                                    $   43,844      $   41,719      $   42,895      $   41,233

Book value per common
share                                     $    44.34      $    42.22      $    43.41      $    41.75

Tangible book value per
common share                              $    41.38      $    39.07      $    40.36      $    38.50


      Foodarama historically has not reported a ratio of earnings to fixed charges. Nonetheless, Foodarama's ratios of earnings to fixed charges, computed in a manner consistent with Item

503(d) of Regulation S-K, for the two most recent fiscal years and the interim periods reported above, are as follows:


                                      Tweny Six Weeks Ended
                                            (Unaudited)             Fiscal Years Ended
                                      April 29,     April 30,    October 29,   October 30,
                                        2006          2005          2005          2004
Ratio of Earnings to Fixed Charges      1.14          1.05          1.08          1.17


      There have been no material changes in the business, operations, financial condition or results of operations of Foodarama since October 29, 2005 that have not been described in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K filed with the Securities and Exchange Commission.

                     SUMMARY PRO FORMA FINANCIAL INFORMATION

      A pro forma condensed consolidated balance sheet for FSM-Delaware is not presented in this proxy statement/prospectus because there would be no significant pro forma adjustments required to be made to the historical consolidated balance sheet of Foodarama as of October 29, 2005. That balance sheet is included in Foodarama's Annual Report on Form l0-K for the fiscal year ended October 29, 2005, which is incorporated by reference herein.

      A pro forma condensed consolidated income statement for FSM-Delaware is also not presented in this proxy statement/prospectus because there would be no significant pro forma adjustments required to be made to income from operations in the historical consolidated income statements of Foodarama for the year ended October 29, 2005. That income statement is included in Foodarama's Annual Report on Form 10-K for the year ended October 29, 2005, which is incorporated by reference herein.

                    CERTAIN PROJECTIONS OF FUTURE OPERATIONS

General

      Foodarama does not as a matter of course make public forecasts as to future revenues, earnings or other financial information beyond its upcoming fiscal year.

      Foodarama does, however, prepare informational budget forecasts and prepared certain projections that it provided to GMAC, the Special Committee, Wakefern and Blair in connection with the proposed transaction. The analyses set forth below are included in this document solely because such information was requested by and, therefore, provided to GMAC, the Special Committee, Wakefern and Blair.

      The projections set forth below were not prepared by Foodarama with a vision toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding prospective financial information. In addition, the projections were not prepared with the assistance of or reviewed, completed or examined by independent accountants.

      While prepared with numerical specificity, the projections were not prepared in the ordinary course and are, therefore, inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Foodarama's control. Accordingly, there can be no assurance that the assumptions made in preparing the projections set forth below will prove to be accurate, and actual results may be materially different from those contained in the projections set forth below.

      In light of the uncertainties inherent in forward-looking information of any kind, Foodarama cautions against undue reliance on this information. The inclusion of this information should not be regarded as an indication that anyone who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. While Foodarama prepared these projections with numerical specificity, Foodarama has not made, and does not make, any representation to any person that the projections will reflect the future results of Foodarama. Foodarama does not intend to update or revise the projections to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, unless required by law.

      Set forth below is a summary of these projections. These projections should be read together with the historical financial statements of Foodarama and the cautionary statements set forth above.

April 2005 Projections Assuming Foodarama Remains a Public Company

      The following projections, prepared in April 2005, were furnished to Blair and GMAC and assume that no going private transaction is completed and Foodarama remains a publicly traded corporation.

                                                          Fiscal Year Ending
                                                             (in $1,000's)
                               --------------------------------------------------------------------------
                               October 28,    November 3,     November 2,     November 1,     October 31,
                                  2006           2007*           2008            2009            2010
                               -----------    -----------     -----------     -----------     -----------
Total sales                    $1,198,213     $1,257,720      $1,366,488      $1,442,250      $1,522,506
Cost of goods sold                881,931        922,072       1,002,141       1,057,256       1,115,480
Gross margin                      316,282        335,648         364,347         384,994         407,027
Percent of sales                    26.40%         26.69%          26.66%          26.69%          26.73%
Total selling, general and
   administrative expenses        292,874        309,584         335,332         356,312         377,777
Percent of sales                    24.44%         24.61%          24.54%          24.71%          24.81%
Debt interest                      18,174         19,480          21,992          22,315          22,793
Income before taxes                 5,234          6,585           7,023           6,367           6,457
Tax provision                       2,094          2,634           2,809           2,547           2,583
Net income (loss)                   3,140          3,951           4,214           3,820           3,874

EBITDA                             46,669         50,512          55,566          56,940          58,556
Adjusted EBITDA(1)                 31,402         34,456          37,347          37,295          36,835

(1) Adjusted EBITDA represents EBITDA as adjusted to exclude obligations under capitalized leases, interest expense and depreciation expense attributable to capitalized leases, non-cash write downs and changes in the LIFO reserve.



* 53 Weeks

August 2005 Projections Assuming Going Private Transaction is Completed

      The following projections, prepared by Foodarama management in August 2005, were furnished to Blair, GMAC and Wakefern and assume that the going private transaction will be completed and Foodarama will cease to be a publicly traded company.

                                                          Fiscal Year Ending
                                                             (in $1,000's)
                               ---------------------------------------------------------------------------
                               October 28,     November 3,     November 2,     November 1,     October 31,
                                  2006            2007*           2008            2009            2010
                               -----------     -----------     -----------     -----------     -----------
Total sales                    $1,224,045      $1,257,283      $1,327,488      $1,360,675      $1,394,692
Cost of goods sold                899,886         923,709         975,199         997,457       1,021,835
Gross margin                      324,159         333,574         352,289         363,219         372,857
Percent of sales                    26.48%          26.53%          26.54%          26.69%          26.73%
Total selling, general and
   administrative expenses        301,873         310,832         327,001         337,895         349,012
Percent of sales                    24.66%          24.72%          24.63%          24.83%          25.02%
Debt interest                      20,347          21,032          22,863          21,995          21,288
Income before taxes                 1,938           1,710           2,425           3,239           2,556
Tax provision                         775             684             970           1,332           1,023
Net income (loss)                   1,163           1,026           1,455           1,998           1,534

EBITDA                             45,609          46,849          51,016          51,892          50,498
Adjusted EBITDA(1)                 30,386          31,547          33,881          34,418          32,740

(1) Adjusted EBITDA represents EBITDA as adjusted to exclude obligations under capitalized leases, interest expense and depreciation expense attributable to capitalized leases, non-cash write downs and changes in the LIFO reserve.



* 53 Weeks

Update of Projections

      The following sets forth the most recent update of the projections prepared by Foodarama management in April 2006. These projections assume that the proposed going private transaction will be completed and Foodarama will cease to be a publicly traded company.

      The primary differences between the updated projections and the April 2005 and August 2005 projections are as follows:

      o the updated projections reflect sales trends through the quarter ended January 28, 2006 whereas the April 2005 and August 2005 projections reflect sales trends through the quarter ended January 29, 2005. Sales trends encompass same store sales, competitive openings and market conditions, such as inflation. Actual sales affect the sales trends used in developing the projected sales in each set of projections.

      o the updated projections reflect the impact of actual operating results through January 28, 2005 whereas the April 2005 projections and August 2005 projections reflect actual results through January 29, 2005 and April 30, 2005, respectively. Actual results impact the derivation of projected gross profit percentages and other variable and fixed expenses used in the projections.

      o the updated projections assume the opening of one new store in fiscal 2006 and an additional store in fiscal 2007. The April 2005 projections reflect the opening of two stores in fiscal 2007 and one store in each of fiscal 2008, 2009 and 2010, whereas the August 2005 projections reflect two new stores opening in fiscal 2007. The number of new stores opened and the timing of store openings impacts projected operating results, as well as EBITDA, cash flow, debt service and capital expenditure requirements.

      o the updated projections and the August 2005 projections assume lower capital expenditures and slower growth as a private company, whereas the April 2005 projections assumed that Foodarama would continue as a public company.

                                                           Fiscal Year Ending
                                                             (in $1,000's)
                               ---------------------------------------------------------------------------
                               October 28,     November 3,     November 2,     November 1,     October 31,
                                  2006            2007*           2008            2009            2010
                               -----------     -----------     -----------     -----------     -----------
Total sales                    $1,256,109      $1,350,616      $1,353,121      $1,377,994      $1,405,271
Cost of goods sold                924,481         992,846         993,043       1,011,213       1,031,090
Gross margin                      331,628         357,770         360,077         366,781         374,182
Percent of sales                    26.40%          26.49%          26.61%          26.62%          26.63%
Total selling, general and
   administrative expenses        308,543         332,542         336,093         345,019         353,638
Percent of sales                    24.56%          24.62%          24.84%          25.04%          25.17%
Debt interest                      19,736          22,895          22,931          21,516          20,087
Income before taxes                 3,348           2,334           1,053             245             457
Tax provision                       1,321             933             421              98             183
Net income (loss)                   2,028           1,400             632             147             274

EBITDA                             45,954          49,785          49,238          47,410          46,429
Adjusted EBITDA(1)                 31,520          34,739          33,777          31,612          30,345

(1) Adjusted EBITDA represents EBITDA as adjusted to exclude obligations under capitalized leases, interest expense and depreciation expense attributable to capitalized leases, non-cash write downs and changes in the LIFO reserve.



* 53 Weeks

                      SHAREHOLDER PROPOSALS AND NOMINATIONS

      If the tender offer proposed by Saker Holdings Corp. and related going private transactions, including the share exchange and merger of FSM-Delaware with and into Saker Holdings Corp., are completed, Foodarama does not intend to hold an annual meeting in 2006. If the tender offer and going private transactions are not completed, Foodarama will provide notice in a Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission of the deadline by which any proposal by a shareholder intended to be presented at the 2006 Annual Meeting of Shareholders of Foodarama must have been received at Foodarama's principal executive offices at 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728, for inclusion in the proxy materials relating to that meeting.

      Foodarama's by-laws provide that all shareholder nominations for nominees for election to the board of directors must be made following written notice to the Secretary of Foodarama accompanied by certain background and other information specified in the By-laws. In connection with any annual general meeting, written notice of a shareholder's intention to make such nominations must be given to the Secretary of Foodarama no later than the date which is 90 days in advance of the anniversary of the immediately preceding annual general meeting.

      In order for a shareholder to bring other business before a general meeting of shareholders, timely notice must be received by the Secretary of Foodarama within the time limits described above. The notice must include a description of the proposed item, the reason the shareholder believes support its position concerning the item, and other specified matters. These requirements are separate from and in addition to the requirements you must meet to have a proposal included in Foodarama's proxy statement. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the Securities and Exchange Commission relating to the exercise of discretionary voting authority.

                                  LEGAL MATTERS

      The legality of the securities offered by this proxy statement/prospectus will be passed upon for FSM-Delaware by Giordano, Halleran & Ciesla, A Professional Corporation, Middletown, New Jersey.

                                     EXPERTS

      The financial statements of Foodarama incorporated in this proxy statement/prospectus by reference to Foodarama's Annual Report on Form 10-K for the year ended October 29, 2005, have been so incorporated in reliance on the report by Amper, Politziner & Mattia, P.C., Independent Registered Public Accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

      Foodarama is subject to the informational requirements of the Exchange Act, and in accordance therewith Foodarama files reports, proxy and information statements and other information with the Securities and Exchange Commission. Such reports, proxy and information statements and other information filed with the Securities and Exchange Commission, can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (800) SEC-0330. Copies of reports, proxy and information statements and other information regarding registrants that file electronically (including Foodarama) are available on the Securities and Exchange Commission's web site at http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by Foodarama with the Securities and Exchange Commission pursuant to the Exchange Act are hereby incorporated by reference in this proxy statement/prospectus:

1.    Annual Report on Form 10-K for the fiscal year ended October 29, 2005.

2.    Current Report on Form 8-K filed with the SEC on January 27, 2006.

3.    Current Report on Form 8-K filed with the SEC on February 13, 2006.

4.    Current Report on Form 8-K filed with the SEC on March 6, 2006.

5.    Quarterly Report on Form 10-Q filed with the SEC on March 14, 2006.

6.    Current Report on Form 8-K filed with the SEC on March 14, 2006.

7.    Current Report on Form 8-K/A filed with the SEC on March 27, 2006.

8.    Current Report on Form 8-K filed with the SEC on March 29, 2006.

9.    Annual Report on Form 10-K/A filed with the SEC on April 10, 2006.


10.   Quarterly Report on Form 10-Q filed with the SEC on June 9, 2006.

11.   Current Report on Form 8-K/A filed with SEC on June 12, 2006.

                                     ANNEX A

                      AGREEMENT AND PLAN OF SHARE EXCHANGE

      This AGREEMENT AND PLAN OF SHARE EXCHANGE (the "Share Exchange Agreement") is entered into as of March 2, 2006, by and between Foodarama Supermarkets, Inc., a New Jersey corporation ("Foodarama"), and FSM-Delaware, Inc., a Delaware corporation ("FSM-Delaware").

                                    RECITALS

      WHEREAS, FSM-Delaware is a wholly owned subsidiary of Foodarama;

      WHEREAS, Foodarama and FSM-Delaware wish to enter into a share exchange transaction (the "Share Exchange") under Section 14A:10-13 of the New Jersey Business Corporation Act (the "BCA") pursuant to which each share of Foodarama common stock, $1.00 par value per share (each a "Foodarama Share"), issued and outstanding immediately prior to the completion of the Share Exchange will be exchanged for one share of FSM-Delaware common stock, $.001 par value per share (each an "FSM-Delaware Share");

      WHEREAS, Saker Holdings Corp. (the "Purchaser") has submitted a proposal to the Foodarama Board of Directors which contemplates that the Purchaser will make a tender offer (the "Offer") for Shares not owned by Purchaser and its shareholders at a price of $53 per Share.

      NOW, THEREFORE, in consideration of the mutual promises, representations and covenants contained herein, the parties hereto agree as follows:

1.    The Share Exchange.

      1.1. Exchange of Foodarama Shares. Subject to the terms and conditions of this Agreement, at the Effective Time (as such term is defined in Section 1.3 below), each Foodarama Share issued and outstanding immediately before the Effective Time shall, by virtue of the Share Exchange and without any action on the part of the holders thereof, be exchanged for and converted automatically into one FSM-Delaware Share, and, immediately following the Effective Time, all of the Foodarama Shares issued and outstanding immediately before the Effective Time shall automatically be the property of FSM-Delaware such that Foodarama will be a direct wholly owned subsidiary of FSM-Delaware.

      1.2. Cancellation of FSM-Delaware Shares. Subject to the terms and conditions of this Agreement, at the Effective Time, each FSM-Delaware Share owned by Foodarama shall be cancelled and extinguished without consideration.

      1.3. Effective Time. Promptly following fulfillment of all conditions to the Share Exchange set forth in Section 2 hereof, Foodarama shall cause a certificate of share exchange reflecting the terms hereof and in such form as is required by the relevant provisions of the BCA (the "Certificate of Share Exchange") to be prepared, executed and filed with the Department of Treasury, Division of Revenue of the State of New Jersey. The Share Exchange shall become effective at the time of such filing (the "Effective Time") unless a different time is specified in the Certificate of Share Exchange, in which case the Effective Time shall be the time specified in the Certificate of Share Exchange.

      1.4. Effects of Share Exchange. The Share Exchange shall have the effects set forth in Section 14A:10-13(7) of the BCA.

      1.5. Certificates. Each certificate that, before the Effective Time, represented one or more Foodarama Shares shall represent, from and after the Effective Time, an equal number of FSM-Delaware Shares. The FSM-Delaware Shares that each former holder of Foodarama Shares shall be entitled to receive pursuant to the Share Exchange shall be deemed to have been issued at the Effective Time. FSM-Delaware shall have no obligation to issue certificates representing FSM-Delaware Shares unless certificates representing Foodarama Shares are duly presented to it for exchange with a duly executed letter of transmittal in a form satisfactory to FSM-Delaware and such other documents as FSM-Delaware may reasonably require.

2. Conditions to Share Exchange. The obligation of each party hereto to effect the Share Exchange shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

      2.1. The Foodarama shareholders shall have duly approved the Share Exchange in accordance with the BCA;

      2.2. The Offer shall have been consummated or, if the Offer shall not have been previously consummated, the Foodarama Board of Directors shall have confirmed, subsequent to such shareholder approval, that consummation of the Share Exchange is advisable; and

      2.3. No injunction, restraining order or other order issued by a court of competent jurisdiction that prohibits the consummation of the Share Exchange shall be in effect, and no governmental action or proceeding shall have been commenced or threatened by any United States federal, state, local or any foreign government, governmental regulatory or administrative authority, board, bureau, department, instrumentality, agency, commission or quasi-governmental unit, or any court, tribunal or judicial or arbitral body seeking any injunction, restraining order or other order that seeks to prohibit, restrain, invalidate or set aside the consummation of the Share Exchange.

3.    Other Matters.

      3.1. Further Assurances. The parties hereto agree that they will cause to be done any and all acts and things, and cause to be executed, delivered, filed, and recorded any and all instruments, papers, and documents prescribed by the laws of the State of New Jersey and the State of Delaware, which are or become necessary, proper, or convenient to effectuate the Share Exchange or to carry out or put into effect any of the provisions of this Share Exchange Agreement.

3.2. Governing Law. This Share Exchange Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New Jersey, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

3.3. Termination. This Share Exchange Agreement may be terminated for any reason at any time before the filing of the Certificate of Share Exchange with the Department of Treasury, Division of Revenue of the State of New Jersey by resolution of the Board of Directors of Foodarama.

3.4. Amendment. This Share Exchange Agreement may, to the extent permitted by law, be amended at any time, whether before or after shareholder approval, by action taken by the Board of Directors of Foodarama.

      IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement and Plan of Share Exchange as of the day first above written.

                                               Foodarama Supermarkets, Inc.


                                               By: /s/ Michael Shapiro
                                                   -----------------------------
                                          Name:  Michael Shapiro
                                         Title:  Senior Vice President and Chief
                                                 Financial Officer


                                               FSM-Delaware, Inc.


                                               By: /s/ Richard J. Saker
                                                   -----------------------------
                                          Name:  Richard J. Saker
                                         Title:  President

                                     Annex B

                 [Letterhead of William Blair & Company, L.L.C.]

March 2, 2006

Special Committee of the Board of Directors
Foodarama Supermarkets, Inc.
922 Highway 33
Suite 1, Building 6
Freehold, NJ 07728

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of outstanding shares of common stock of Foodarama Supermarkets, Inc. (the "Company") other than shareholders of Saker Holdings Corp. (the "Minority Shareholders") of $53.00 per share in cash (the "Consideration") proposed to be paid to the Minority Shareholders pursuant to a Tender Offer and Support Agreement (the "Agreement") substantially in the form of the draft (the "Draft Agreement") dated February 27, 2006 by and among Saker Holdings Corp. (the "Purchaser") and the Company. Pursuant to the terms of and subject to the conditions set forth in the Agreement, the Purchaser will tender for all shares held by the Minority Shareholders, which tender offer will be conditioned on, among other things, the approval by the Company's shareholders of a share exchange pursuant to which each outstanding share of the Company's common stock will be exchanged for one share of common stock of a newly formed Delaware corporation, and which tender offer, if completed, will be followed by a merger of the Delaware corporation into the Purchaser pursuant to which the Minority Shareholders who do not tender shares in the tender offer would receive the Consideration (such transactions are referred to herein as the "Proposed Transactions").

In connection with our review of the Proposed Transactions and the preparation of our opinion contained herein, we have examined: (a) the Draft Agreement; (b) certain audited historical financial statements of the Company for the three fiscal years ended October 29, 2005; (c) the Company's report on Form 10-K for the year ended October 29, 2005; (d) certain internal business, operating and financial information and forecasts of the Company prepared by the senior management of the Company (the "Forecasts"); (e) the Purchaser's bank loan commitment letter provided by GMAC dated as of November 23, 2005, as amended February 28, 2006; (f) agreements dated as of September 18, 1987, March 29, 1996 and August 20, 1987, as amended February 20, 1992, between the Company and Wakefern Food Corporation, the By-Laws of Wakefern Food Corporation and certain information provided by the senior management of the Company related to the Company's potential Wakefern co-op withdrawal liability (collectively, the "Wakefern Agreements"); (g) financial and stock market information of the Company compared with those of certain other publicly traded companies we deemed relevant; (h) information regarding financial terms of certain other business combinations we deemed relevant; (i) current and historical market prices and trading volumes of the common stock of the Company; and (j) certain other publicly available information on the Company we deemed relevant. We have also held discussions with members of the senior management of the Company to discuss the foregoing and to discuss the Company's current strategic and financial position. We have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we deemed relevant.

In rendering the opinion contained herein, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of such opinion, including without limitation the Forecasts provided by senior management of the Company. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company's financial statements or other information made available to us. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. We have assumed, with your consent, that the Wakefern Agreements significantly limit other parties that would be deemed Qualified Successors (as defined in the Wakefern Agreements) and significantly increase the effective price that a third party who is not a Qualified Successor would have to pay to consummate an alternative transaction to the Proposed Transactions, and therefore significantly limit alternatives to the Proposed Transactions. For the purposes of this opinion, we did not consider, and our opinion does not address, the relative merits of the Proposed Transactions as compared to any alternative business strategies that might exist for the Company or the effect of other transactions in which the Company might engage. Our opinion contained herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect the opinion contained herein, pursuant to the terms of our engagement, we are obligated to update, revise or reaffirm such opinion, upon the request of the Special Committee, only if the financial terms of the Proposed Transactions are modified in a manner which is beneficial to the Minority Shareholders within 30 days after the date of this opinion. We have relied as to all legal, accounting and tax matters on advice of the Company's and the Special Committee's advisors. We have assumed that the Agreement that is executed by the Company will substantially conform to the Draft Agreement and that the Proposed Transactions will be consummated substantially on the terms described in the Draft Agreement, without any amendment or waiver of any material terms or conditions. We were not requested to, nor did we, seek any expression of interest from any other parties with respect to any alternative transaction to the Proposed Transactions.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as the financial advisor to the Special Committee in connection with the Proposed Transactions and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

Our advisory services and our opinion were provided for the use and benefit of the Board of Directors of the Company, or its Special Committee, in connection with its consideration of the transactions contemplated by the Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Minority Shareholders of the Consideration in connection with the Proposed Transactions, and we do not address the merits of the underlying decision by the Company to engage in the Proposed Transactions, and this opinion does not constitute a recommendation to any shareholder to tender its shares. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that the opinion may be included in its entirety in any tender offer, share exchange, proxy solicitation or similar documents supplied to the shareholders by the Company.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Minority Shareholders.

                                             Very truly yours,



                                             WILLIAM BLAIR & COMPANY, L.L.C.

                                     ANNEX C

                        Delaware General Corporation Law
                                   Section 262

The following is the complete text of Section 262 of the Delaware General Corporation Law:

ss. 262. Appraisal rights.

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to ss. 251 (other than a merger effected pursuant to ss. 251(g) of this title), ss. 252, ss. 254, ss. 257, ss. 258, ss. 263 or ss. 264 of
this title:

            (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of ss. 251 of this title.

            (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss.ss. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

            c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

            (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

      (d) Appraisal rights shall be perfected as follows:

            (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

            (2) If the merger or consolidation was approved pursuant to ss. 228 or ss. 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                     ANNEX D

                          AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of __________, 2006, is by and between FSM-Delaware, Inc., a Delaware corporation (the "Company"), and Saker Holdings Corp., a Delaware corporation (the "Parent"). The Company and the Parent are sometimes hereinafter referred to individually as a "Constituent Corporation" and, collectively, as the "Constituent Corporations."

                                 R E C I T A L S

      WHEREAS, the Company and the Parent are each a corporation organized and existing under the laws of the State of Delaware;

      WHEREAS, the Company's only class of issued and outstanding securities is common stock, $.001 par value per share;

      WHEREAS, Richard J. Saker, Joseph J. Saker, Joseph J. Saker, Jr., Thomas
A. Saker, and four other members of the Saker family (each a "Continuing Stockholder" and collectively, the "Continuing Stockholders") formed the Parent for purposes of acquiring in a tender offer all of the shares of common stock, $1.00 par value per share, of Foodarama Supermarkets, Inc. ("Foodarama") that they did not already own (the "Tender Offer"), and each such Continuing Stockholder has agreed to contribute shares of Foodarama's common stock to the Parent in exchange for the Parent's common stock pursuant to that certain Exchange Agreement, dated November 2, 2005, as amended, by and among the Parent, the Continuing Stockholders and certain other Foodarama shareholders named therein (the "Exchange Agreement");

      WHEREAS, the Company and Foodarama have entered into the agreement and plan of share exchange (the "Agreement and Plan of Share Exchange") pursuant to which each outstanding share of Foodarama's common stock would be exchanged for one share of common stock of the Company (the "Share Exchange");

      WHEREAS, upon satisfaction of the condition described in Section 2.5 of this Agreement, the Parent will own ninety percent (90%) or more of the Company's issued and outstanding common stock;

      WHEREAS, the Board of Directors of the Parent deems it advisable and in the best interests of the Company and its stockholders to merge the Company with and into the Parent (the "Merger") as authorized by the laws of the State of Delaware and pursuant to the terms and conditions of this Agreement; and

      WHEREAS, the Parent desires to effect the Merger in accordance with
Section 253 of the Delaware General Corporation Law (the "DGCL") pursuant to which the Parent is entitled to merge with the Company in a "short-form" merger without the approval of the board of directors or stockholders of the Company and upon the terms and subject to the conditions set forth in this Agreement.

      NOW, THEREFORE, in consideration of the foregoing and the agreements set forth herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Constituent Corporations hereby agree as follows:

                                    ARTICLE I

                              MERGER; EFFECTIVENESS

      1.1. The Merger. At the Effective Time (as defined below) and, subject to the terms and conditions hereof, upon the terms and in accordance with the applicable provisions of the DGCL, the Company will be merged with and into the Parent, whereupon the separate corporate existence of the Company shall cease and the Parent shall continue as and be the surviving corporation in the Merger (the "Surviving Corporation").

      1.2. Effective Time of Merger. The Merger shall be effective at such time as a certificate of merger, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the "Certificate of Merger"), is filed with the Delaware Department of State, Division of Corporations or such other time as may be stated within such Certificate of Merger (the "Effective Time").

                                   ARTICLE II

                       TERMS AND CONDITIONS OF THE MERGER

      2.1. Name of Surviving Corporation. The name of the Surviving Corporation shall be "Saker Holdings Corp."

      2.2. Certificate and By-laws. The Certificate of Incorporation and By-laws of the Parent in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and By-laws of the Surviving Corporation.

      2.3. Directors and Officers. The directors and officers of the Parent immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation from and after the Effective Time until their successors have been duly elected and qualify or until their earlier death, resignation or removal subject to the Certificate of Incorporation and By-laws of the Surviving Corporation or any other applicable agreement by and among the stockholders of the Parent.

      2.4. Effects of the Merger.

            (a) Surviving Corporation. From and after the Effective Time, the separate corporate existence of the Company shall cease and the Company shall be merged with and into the Parent which, as the Surviving Corporation, shall survive the Merger and continue its separate corporate existence under the laws of the State of Delaware. The Surviving Corporation shall succeed to and possess all the properties and assets, and all the rights, privileges, powers, immunities and franchises, of whatever nature and description, and shall be subject to all restrictions, obligations, duties, debts and liabilities, of each of the Constituent Corporations. All such things shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed. The title to all real estate and other property, or any interest therein, vested by deed or otherwise in either of the Constituent Corporations, shall be vested in the Surviving Corporation without reversion or impairment. Any claim existing or action or proceeding pending, whether civil, criminal or administrative, by or against either Constituent Corporation, may be prosecuted to judgment or decree as if the Merger had not taken place, and the Surviving Corporation may be substituted in any such action or proceeding.

            (b) Further Actions. If, at any time after the Effective Time, the Surviving Corporation shall determine or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Constituent Corporations acquired or to be acquired by the Surviving Corporation as a result of or in connection with the Merger, or otherwise to carry out the purpose and intent of this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either Constituent Corporation, all such deeds, bills of sale, assignments, assumption agreements and assurances and to take and do, in the name and on behalf of each of the Constituent Corporations, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets of the Surviving Corporation or otherwise to carry out the purpose and intent of this Agreement.

      2.5. Condition Precedent. The obligations of each party hereto to effect the Merger shall be subject to the consummation of (a) the Tender Offer contemplated by the Tender Offer and Support Agreement dated as of the 2nd day of March, 2006 by and between Foodarama and Parent; provided, that there has been validly tendered and not withdrawn prior to the expiration of the Tender Offer that number of shares of Foodarama Common Stock which, together with that number of shares of Foodarama Common Stock owned by Parent and its stockholders, would represent more than ninety percent (90%) of the outstanding shares of Foodarama Common Stock; and (b) the Share Exchange contemplated by the Agreement and Plan of Share Exchange.

                                   ARTICLE III

                          CONSIDERATION FOR THE MERGER

      3.1. Conversion. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

            (a) Parent's Common Stock. All authorized but unissued shares of common stock, $.001 par value per share, of the Parent immediately prior to the Effective Time shall remain authorized for issuance, and all issued and outstanding shares of the Parent's common stock immediately prior to the Effective Time shall remain issued and outstanding.

            (b) Company's Common Stock. Each share of the Company's common stock issued and outstanding immediately prior to the Effective Time, other than shares (the "Appraisal Shares") as to which a any stockholder has taken the actions required by Section 262 of the DGCL (the "Appraisal Provisions") as further described in Section 3.5 below, shall be (i) canceled and extinguished without consideration, if such shares are held by the Parent; or (ii) canceled and extinguished and shall be converted automatically into the right to receive in cash the highest price per share of Foodarama common stock paid to the shareholders of Foodarama in connection with the Tender Offer (the "Merger Consideration"), if such shares are held by any stockholder other than the Parent.

      3.2. Letter of Transmittal. Except with respect to the Appraisal Shares, if any, the certificate(s) held by each stockholder of record of the Company, other than the Parent (each a "Certificate" and, collectively, the "Certificates"), from and after the effective time shall solely represent the right to receive the Merger Consideration as provided for herein. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall mail or caused to be mailed to each holder of record of the Company's common stock, whose shares were converted into the right to receive Merger Consideration, a letter of transmittal which shall include the instructions for obtaining the Merger Consideration due to such holder, including, but not limited to, instructions for the surrender of such holder's Certificate(s) and procedures to follow to receive Merger Consideration if a Certificate or Certificates shall have been lost, stolen or destroyed, as applicable. No interest shall accrue on the Merger Consideration. The Surviving Company shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any stockholder such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, or under any provision of state, local or foreign tax law, as applicable.

      3.3. Transfers. The Merger Consideration paid in accordance with this
Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of the Company's common stock, and after the Effective Time, there shall be no further registration of any transfers of such shares of the Company's common stock which were outstanding immediately prior to the Effective Time on the stock transfer books of the Surviving Corporation.

      3.4. Escheat Law. The Surviving Corporation shall not be liable to any person in respect of any Merger Consideration delivered to a governmental agency pursuant to any applicable abandoned or unclaimed property, escheat or similar laws. If any Certificate has not been surrendered, or arrangements properly made to receive Merger Consideration if a Certificate shall have been lost, stolen or destroyed, as the case may be, prior to the date on which a stockholder would lose all of his, her or its rights to the Merger Consideration in respect of such Certificate, any such Merger Consideration shall become the property of the Surviving Corporation, to the extent permitted by applicable law, free and clear of all claims or interest of any person or entity previously entitled thereto; provided, however, that nothing herein contained shall affect the stockholder's right to receive Merger Consideration to the extent permitted by applicable law.

      3.5. Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, any stockholder of the Company who has taken the actions required by the Appraisal Provisions shall be entitled to payment of the fair value of such Appraisal Shares in accordance with the Appraisal Provisions; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under the Appraisal Provisions, then the right of such holder to be paid the fair value of such holder's Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, Merger Consideration as provided in Section 3.1 above. The Company shall serve prompt notice to the Parent of any demands received by the Company for appraisal of any shares of its common stock, and the Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of the Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

                                   ARTICLE IV

                      GENERAL AND MISCELLANEOUS PROVISIONS

      4.1. Further Assurances. Each of the Constituent Corporations shall take, or cause to be taken, any and all actions or do, or cause to be done, any and all things necessary, proper or advisable under the laws of the State of Delaware to consummate and make effective the Merger.

      4.2. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      4.3. Applicable Law. This Agreement and the issues concerning the validity of this Agreement, the construction of its terms and the interpretation and enforcement of the rights and duties of the parties shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflict of laws provisions thereof.

      4.4. Amendment; Waiver. This Agreement may be amended, supplemented or interpreted, to the extent permitted by the DGCL and other applicable law, at any time by mutual agreement of the parties; provided, however, that upon satisfaction of the condition precedent set forth in Section 2.5 hereof, this Agreement may be amended, supplemented or interpreted, to the extent permitted by the DGCL and other applicable law, at any time by action taken by the Board of Directors of the Parent.

      Notwithstanding anything herein contained to the contrary, neither party hereto may waive the condition precedent to the obligations of each party to effect the Merger set forth in Section 2.5 of this Agreement.

      4.5. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect.

      4.6. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the respective successors of the parties hereto.

                            [Signature Page Follows.]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed by their respective duly authorized officers as of the date first above written.

                                             SAKER HOLDINGS CORP., a Delaware
                                             corporation

                                          By:
                                              ----------------------------------
                                        Name:
                                       Title:

                                             FSM-DELAWARE, INC., a Delaware
                                             corporation


                                          By:
                                              ----------------------------------
                                        Name:
                                       Title:

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

      Section 102(b)(7) of the Delaware General Corporation Law enables a Delaware corporation to provide in its certificate of incorporation for the elimination or limitation of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no such provision can eliminate or limit a director's liability for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payment of dividends or unlawful stock purchase or redemption, or for any transaction from which the director derives an improper personal benefit.

      The Registrant's Certificate of Incorporation (filed as Exhibit 3.1 to this Registration Statement on Form S-4) provides that a director of the Company shall, to the maximum extent permitted by Section 102(b)(7) or any successor provision or provisions, have no personal liability to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

      Section 145 of the Delaware General Corporation Law permits a corporation to indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys' fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

      The Registrant's Certificate of Incorporation and By-laws (filed as
Exhibit 3.2 to this Registration Statement on Form S-4) provide that any director or officer of the Company involved in any action, suit or proceeding, the basis of which is alleged action or inaction by such director or officer while he was acting in an official capacity as a director or officer of the Registrant or as a director, trustee, officer, employee or agent of another entity at the request of the Registrant, shall be indemnified and held harmless by the Registrant to the fullest extent permitted by Section 145 against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such indemnification as to such alleged action or inaction continues as to an indemnitee who has after such alleged action or inaction ceased to be a director or officer of the Registrant or a director, officer, trustee, employee or agent of such other entity and inures to the benefit of the indemnitee's heirs, executors and administrators. The By-laws also provide that the right to indemnification shall be a contract right which shall not be affected adversely as to any indemnitee by any amendment to the Certificate of Incorporation with respect to any action or inaction occurring prior to such amendment and shall include, unless otherwise restricted or prohibited by law or the Registrant's By-laws, the right to be paid by the Registrant for expenses incurred in defending any such proceeding in advance of its final disposition. The Registrant's Board of Directors may also grant these indemnification rights to any employee or agent of the Registrant or to any person who is or was a director, officer, employee or agent of the Registrant's affiliates, predecessors or subsidiaries.

Item 21. Exhibits and Financial Statement Schedules.

            (a)   Exhibit Index

      Number      Description
      ------      -----------

      2.1 Agreement and Plan of Share Exchange between the Registrant and Foodarama Supermarkets, Inc. dated as of March 2, 2006 (filed as Annex 1 to the Proxy Statement/Prospectus forming a part of this Registration Statement).

      2.2 Form of Agreement and Plan of Merger between Saker Holdings Corp. and FSM-Delaware, Inc. (filed as Annex D to the Proxy Statement/Prospectus forming a part of this Registration Statement).

      3.1         Certificate of Incorporation of the Registrant.

      3.2         By-Laws of the Registrant.

      4.1         Specimen Common Stock Certificate of the Registrant.

      5           Opinion and Consent of Giordano, Halleran & Ciesla, P.C.
                  (filed with Amendment No. 1 to this Form S-4 Registration Statement).

      8.1 Opinion of Giordano, Halleran & Ciesla, P.C. regarding tax matters.

      23.1 Consent of Amper, Politziner & Mattia, P.C., Independent Accountants (filed herewith).

      23.2        Consent of Giordano, Halleran & Ciesla. (filed with Exhibit 5)

      24 Power of Attorney (located on signature pages of the Form S-4 Registration

                  Statement being amended by this Amendment No. 3 thereto).


      (b)   Financial Statement Schedules

      All other schedules are omitted because they are not applicable or the required information is shown in the Financial Statements or notes thereto.

Item 22. Undertakings.

(a)   The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the amount of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in amount and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

      (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such an amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Registrant is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Manalapan, the State of New Jersey, onJune 12, 2006.


                                      FSM-DELAWARE, INC.


                                   By: /s/ Richard J. Saker
                                      -------------------------------------
                                      Richard J. Saker
                                      President and Chief Executive Officer

      Pursuant to the requirements of the Securities Exchange Act of 1933, this Amendment No. 3 to Registration Statement on Form S-4 has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

           Name                                    Title                            Date
           ----                                    -----                            ----

/s/ Richard J. Saker                 President, Chief Executive Officer         June 12, 2006
--------------------------------     (Principal Executive Officer)
Richard J. Saker

/s/ Michael Shapiro                  Senior Vice President, Treasurer and       June 12, 2006
--------------------------------     Chief Financial Officer (Principal
Michael Shapiro                      Financial Officer)


/s/ Thomas H. Flynn                  Vice President (Principal                  June 12, 2006
--------------------------------     Accounting Officer)
Thomas H. Flynn

*                                    Director                                   June 12, 2006
--------------------------------
Joseph J. Saker

*                                    Director                                   June 12, 2006
--------------------------------
Charles T. Parton

*                                    Director                                   June 12, 2006
--------------------------------
Robert H. Hutchins

*                                    Director                                   June 12, 2006
--------------------------------
Albert A. Zager

*By:/s/ Richard J. Saker
--------------------------------
Richard J. Saker
As Attorney-in-Fact